K EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

**Piengchai Pookakupt, Ph.D.**
Executive Vice President

SEC Mail
Mail Processing
Section

MAY 19 2008

Washington, DC
109

12g3-2(b) File No.82-4922

Ref No OS.152/2008

Best Available Copy

May 15, 2008

SUPPL

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

PROCESSED
MAY 27 2008
THOMSON REUTERS

[redacted]

08002666

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

P. Pookakupt

5/21

EXCELLENCE

# Management Discussion and Analysis (MD&A)

For the Quarter Ending March 31, 2008

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

泰华农民银行集团 เครือธนาคารกสิกรไทย KASIKORNBANKGROUP
全方位的专业服务 บริการทุกระดับประทับใจ Towards Service Excellence

MW.

# Executive Summary
## Management Discussion and Analysis
## For the Quarter Ending March 31, 2008

For the first quarter of 2008, the Bank's consolidated net income totaled Baht 4,438 million, increasing by Baht 810 million, or 22.33 percent, over the fourth quarter of 2007, due to an increase in net non-interest income, following higher gains from a sale of equity stocks and fee and service income. Also, our non-interest expense dropped in tandem with decreases in marketing and public relations expenditures. Moreover, when compared to the same quarter of 2007, the Bank's consolidated net income rose Baht 561 million, or 14.47 percent, following higher non-interest income and net interest and dividend income.

For our balance sheet, the Bank's consolidated assets totaled Baht 1,099,523 million, increasing by Baht 105,005 million, or 10.56 percent, over the end of 2007, mainly resulting from continued growth in our consolidated loans. As of March 31, 2008, the Bank's consolidated loans were Baht 799,896 million, increasing by Baht 37,391 million, or 4.90 percent, over the end of 2007. Our net NPL ratio equaled 2.40 percent, increasing from 2.29 percent seen at the end of 2007, while the gross NPL ratio was 4.46 percent, close to 4.45 percent recorded at the end of 2007. The consolidated liabilities of the Bank, as of March 31, 2008, totaled Baht 994,130 million, rising by Baht 99,608 million, or 11.14 percent, over the end of 2007, in light of an increase in deposits, which equaled Baht 875,613 million, increasing by Baht 91,791 million, or 11.71 percent, over the end of 2007. Total consolidated shareholders' equity was Baht 105,392 million, rising by Baht 5,397 million, or 5.40 percent, over the end of 2007, due to our profit in the first quarter of 2008. The capital adequacy ratio of the Bank and our AMC was 14.07 percent, where our Tier-1 and Tier-2 capital amounted to 10.35 and 3.72 percent, respectively.

The Bank's core business operations, during the first quarter of 2008, continued to register growth, led by corporate business loans that expanded at a 10.04-percent rate over the end of 2007, followed by 2.66-percent growth in retail business loans and 0.81-percent growth in SME business loans. Our corporate finance service, despite unfavorable environment for investment and funding activities, continued to expand, while we, in the first quarter of 2008, won four prestigious awards from the Thai Bond Market Association. In addition, we earned higher fee income from foreign exchange and interest rate risk management compared to the same period last year. However, treasury operations of the Central Treasury Department during the first quarter of 2008 reported a 17.02-percent decrease in total interest and dividend income, hurt by falling interest rates, coupled with volatile liquidity conditions during the period.

Content

# 1. Overview

## 1.1 Overview of Economy, Banking Industry and Regulatory Changes

### Thailand's Economy in the First Quarter of 2008

Thailand's economic growth is expected to rise to 6.0 percent, year-on-year, in the first quarter of 2008, up from 5.7 percent in the fourth quarter of 2007. This higher growth rate was caused mainly by the private sector's spending following a clearer political situation resulting from the general election and economic stimulus measures initiated by the new government. In the meantime, the rural economy's farm income received a strong support from high commodity prices. While the stronger domestic spending has caused imports to accelerate, exports cooled a bit in tandem with the slowing economic trends of our trade partners, resulting in a first quarter trade deficit. However, stronger service and income account balances, thanks to a rebound in tourism, lifted the current account into positive territory.

Thailand Economic Growth Forecast

(Units: Year-on-year percentage change, or as otherwise indicated)

| | Q1-2008 | Q4-2007 |
|---|---|---|
| Private Consumption Index | 7.0 | 4.2 |
| Private Investment Index | 5.9 | 3.7 |
| Manufacturing Production Index | 12.9 | 12.1 |
| Agriculture Production Index | 5.8 | 4.2 |
| Exports | 21.1 | 24.0 |
| Imports | 34.5 | 16.6 |
| Trade Balance (USD millions) | (109) | 4,473 |
| Current Account (USD millions) | 3,068 | 6,184 |
| Headline CPI Inflation | 5.0 | 2.9 |
| Gross Domestic Product (GDP) | 6.0 | 5.7 |

Source: The Bank of Thailand, KASIKORN RESEARCH CENTER Co., Ltd.

While rising inflation due to higher oil and commodity prices has put pressure on the business environment in general, the Bank of Thailand has maintained their key policy rate at 3.25 percent in response to this heightened inflationary risk. Still, competition remains intense as commercial banks are keen to expand their customer bases to meet their lending targets.

## Banking Industry and Competition

In the first quarter of 2008, the Thai commercial banking system reported net profits that were higher over-year and over-quarter, primarily the result of higher net interest and dividend income, as well as growing net non-interest income. Meanwhile, when compared to the fourth quarter of 2007, allowances for doubtful accounts were significantly lower, since Thai commercial banks had fully met the IAS39 international accounting standards last year.

The increase in net interest and dividend income was primarily due to a drop in interest rate expense. Although deposits of fourteen Thai banks, by the end of March 2008, had grown as much as 6.21 percent over the end of 2007 – reflecting the intensified level of competition in the banking sector for deposits, and in particular the launches of special new deposit products offering higher-than-average interest rates – commercial banks were able to benefit from the realization of lower interest expense from deposits, following the previous reductions in fixed-term deposit rates. Loans in the Thai banking system also expanded during the first quarter of 2008, but at a lower rate than deposits. Net loans, as of March 31, 2008, increased 3.34 percent over the end of 2007.

However, rising costs of oil and agricultural food produce sharpened inflation during the first quarter of 2008, affecting not only consumer purchasing power, but also increasing production costs for industries. This might affect the debt servicing ability of some borrowers. Apparently, net NPLs of the Thai Banking system totaled Baht 243,658 million as of the end of the first quarter of 2008, rising over the Baht 231,793 million posted at the end of 2007. Even though the ratio of net NPLs to total loans at the end of the first quarter of 2008 was lower at 4.12 percent than the end of 2007 at 4.30 percent, this was largely due to the effect of higher loan growth during the quarter.

Despite signs of economic recovery, numerous risk factors persist that could harm both the business sector and households. In this regard, Thai commercial banks are expected to adopt a cautious stance in operations. Nevertheless, competition among Thai commercial banks in the market is expected to intensify, especially to increase market shares in those business segments seen to offer promising growth and sound credit quality, along with boosting non-interest income, which is generally less vulnerable to changes in the business cycle than interest income from loans. Meanwhile, the competition to attract deposits likely remains intense, as many commercial banks have set aggressive targets to expand their businesses in the near future.

- Regulatory Changes

Some important regulatory changes in the first quarter of 2008 that may affect KASIKORNBANK operations can be summarized, as below:

- Financial Institutions Business Act B.E.2551

Announced in the Government Gazette on February 5, 2008, this Act will be in force officially on August 3, 2008. It will increase supervisory authority of the Bank of Thailand (BOT) over commercial banks, as well as finance and credit foncier companies in a unified direction. The new law prescribes more extensive requirements pertaining to the shareholding structure, directors, managers or other authorized persons, supervision and audit, corrective actions of financial standing or operation of financial institutions, and punishments.

The new law will provide a level playing field for business undertakings among financial institutions, which will lead to equality and transparency in supervision under an improved standard in accordance with the changing business surroundings, paving the ways for greater efficiency in the authorities' supervision of financial institutions. As for KASIKORNBANK, the Financial Institutions Business Act will not have a significant impact on our core business undertakings as our operations have already been fully complied with all of the BOT regulations.

- Deposit Protection Agency Act B.E.2551

Announced in the Government Gazette on February 13, 2008, this Act will be in force officially on August 11, 2008. The current deposit guarantee, under a resolution of the Cabinet, has provided full protection for depositors, but at the expense of the government's fiscal health and without an appropriate mechanism for dealing with ailing financial institutions. As a result, a new, limited protection scheme will be introduced to lessen the government's fiscal burdens as aforesaid.

It is expected that the new law will not have any significant impact on the Bank, as in the first year of operation, the Deposit Protection Agency will still protect deposit amounts fully per the outstanding balance as shown in each account. Additionally, due to our solid financial standing, depositors' trust in the Bank will likely remain intact, despite the gradual reductions in deposit protection by the Deposit Protection Agency in the future.

## 1.2 Direction of Business Operations

In the first quarter of 2008, aside from the Bank placing our emphasis on satisfying the diverse needs of each customer segment with a complete array of quality financial products and services, we remained fully dedicated to the pursuit of business under a unified corporate branding known as "KASIKORNBANKGROUP", and the use of the Balanced Scorecard concept as an efficient

management tool to measure our progress. As ever, good corporate governance is intrinsic to our operations as a public company limited and a listed company on the Stock Exchange of Thailand.

In arranging the Annual General Meeting (AGM), in continuation from last year, we employed the best practices to ensure protection of shareholders' rights, in accordance with good corporate governance principles. We granted shareholders the right to submit issues to be considered for inclusion in the AGM agenda, as well as the right to nominate qualified candidates to be considered for director elections, and the right to submit questions in advance for consideration at the AGM, etc. Moreover, the Bank has set up a new "Corporate Governance Unit" under the Office of Corporate Secretary of the Corporate Secretariat Division, effective on March 1, 2008 onward, to promote and support the efficient corporate governance actions within KASIKORNBANKGROUP.

## 2. Operating Performance and Financial Position Analysis

### 2.1 Operating Performance

Operating Performance for the First Quarter of 2008

(Units: Million Baht)

| | Q1-2008 | Q4-2007 | Change | Q1-2007 | Change |
|---|---|---|---|---|---|
| Income from interest and dividends | 13,918 | 13,882 | 36 | 14,111 | (193) |
| Interest expense | 3,698 | 3,737 | (39) | 5,288 | (1,590) |
| Net income from interest and dividends | 10,220 | 10,145 | 75 | 8,823 | 1,396 |
| Bad debts and doubtful accounts | 1,425 | 1,652 | (227) | 929 | 496 |
| Loss on debt restructuring | 451 | 154 | 297 | 77 | 374 |
| Non-interest income | 5,828 | 5,273 | 555 | 4,205 | 1,623 |
| Non-interest expense | 7,744 | 8,333 | (589) | 6,496 | 1,248 |
| Income tax expense | 1,990 | 1,651 | 339 | 1,651 | 339 |
| Operating profit (Before bad debts and doubtful accounts, and income tax expense) | 8,304 | 7,085 | 1,219 | 6,533 | 1,771 |
| Net Income | 4,438 | 3,628 | 810 | 3,877 | 561 |

The Bank's consolidated net income for the first quarter of 2008 totaled Baht 4,438 million, increasing by Baht 810 million, or 22.33 percent, over the fourth quarter of 2007, due to a Baht 555 million increase in non-interest income, equivalent to a 10.52 percent over-quarter growth, in tandem with higher gains from a sale of equity stocks and fee and service income. Also, our non-interest expense dropped by Baht 589 million, or 7.07 percent, over-quarter, as, in the fourth quarter of 2007, due to decreases in marketing and public relations expenditures. Net interest and dividend income rose Baht 75 million, or 0.74 percent, owing mainly to a Baht 36 million increase in interest and dividend income, following higher interest income from loans. In addition, interest expense fell Baht 39 million, in light of lower interest rate expense from deposits.

When compared to the same quarter of 2007, the Bank's consolidated net income rose Baht 561 million, or 14.47 percent, due mainly to increases in both non-interest and net interest income. Non-interest income rose by Baht 1,623 million, or 38.6 percent, over-year, resulted by a Baht 1,002 million increase in fee and service income, and by a Baht 378 million increase in gain on investments. Our net interest income rose by Baht 1,396 million, or 15.82 percent, over-year, due mainly to a Baht 1,590 million drop in interest expense, in line with a downward adjustment in fixed-term deposit rates that resulted in lower interest expense from deposits.

Income Structure

(Units: Million Baht)

| | Q1-2008 | Q4-2007 | Change Million Baht | Change Percent | Q1-2007 | Change Million Baht | Change Percent |
|---|---|---|---|---|---|---|---|
| Interest and Dividend Income | | | | | | | |
| 1. Loans | 11,981 | 11,612 | 370 | 3.19 | 11,583 | 398 | 3.44 |
| 1.1 Loans | 6,654 | 4,938 | 1,716 | 34.75 | 4,763 | 1,891 | 39.70 |
| 1.2 Overdrafts | 2,721 | 3,150 | (429) | (13.62) | 3,033 | (312) | (10.29) |
| 1.3 Bills | 2,606 | 3,524 | (918) | (26.05) | 3,787 | (1,181) | (31.19) |
| 2. Interbank and money market items | 556 | 824 | (268) | (32.52) | 1,054 | (498) | (47.25) |
| 2.1 Deposits | 163 | 710 | (547) | (77.04) | 978 | (815) | (83.33) |
| 2.2 Loans | 381 | 104 | 277 | 266.35 | 54 | 327 | 605.56 |
| 2.3 Securities purchased under resale agreements | 12 | 10 | 2 | 20.00 | 22 | (10) | (45.45) |
| 3. Hire purchase and financial leases | 406 | 378 | 28 | 7.41 | 215 | 191 | 88.84 |
| 4. Investments | 975 | 1,068 | (93) | (8.71) | 1,259 | (284) | (22.56) |
| Total Interest and Dividend Income | 13,918 | 13,882 | 36 | 0.26 | 14,111 | (193) | (1.37) |
| Non-Interest Income | | | | | | | |
| 1. Fee and service income | | | | | | | |
| 1.1 Acceptances, avals, and guarantees | 301 | 268 | 33 | 12.31 | 225 | 76 | 33.78 |
| 1.2 Others | 3,589 | 3,443 | 146 | 4.24 | 2,663 | 926 | 34.77 |
| 2. Gains on exchange | 881 | 758 | 123 | 16.23 | 610 | 271 | 44.43 |
| 3. Other income | 1,057 | 804 | 253 | 31.47 | 707 | 350 | 49.50 |
| Total Non-Interest Income | 5,828 | 5,273 | 555 | 10.52 | 4,205 | 1,623 | 38.60 |
| Total Income | 19,746 | 19,155 | 591 | 3.09 | 18,316 | 1,430 | 7.81 |

## ❑ Net Income from Interest and Dividends

The Bank's consolidated net interest and dividend income for the first quarter of 2008 was Baht 10,220 million, rising by Baht 75 million, or 0.74 percent, over-quarter, and by Baht 1,396 million, or 15.82 percent, over-year.

Net Income from Interest and Dividends

(Units: Million Baht)

| | Q1-2008 | Q4-2007 | Change | Q1-2007 | Change |
|---|---|---|---|---|---|
| Income from interest and dividends | 13,918 | 13,882 | 36 | 14,111 | (193) |
| • Loans | 11,981 | 11,613 | 369 | 11,583 | 399 |
| • Interbank and money market items | 556 | 824 | (267) | 1,055 | (498) |
| • Hire purchase and financial leases | 406 | 378 | 28 | 215 | 191 |
| • Investments | 975 | 1,068 | (93) | 1,260 | (285) |
| Interest expense | 3,698 | 3,737 | (39) | 5,288 | (1,590) |
| Net interest and dividend income | 10,220 | 10,145 | 75 | 8,823 | 1,396 |
| % Net interest margin (NIM) | 4.18 | 4.30 | | 3.97 | |

When compared to the fourth quarter of 2007, the increase in the Bank's consolidated net interest and dividend income was due mainly to Baht 36 million increase in interest and dividend income, following higher interest income from loans, although interest and dividend income from interbank and money market items dropped Baht 267 million, in line with falling interest rate trend in the money market. Interest rate expense, however, dropped by Baht 39 million, in tandem with Baht 99 million decrease in interest expense from deposits, after our deposits carrying high deposit rates gradually came due. Our net interest margin for the first quarter of 2008 equaled 4.18 percent, falling from 4.30 percent in the fourth quarter of 2007.

When compared to the same quarter of last year, net interest and dividend income rose Baht 1,396 million, or 15.82 percent, due mainly to a Baht 1,590 million drop in interest expense, following lower fixed-term deposit rates. However, our interest and dividend income dropped by Baht 193 million, in tandem with lower interest and dividend income from interbank and money market items, as well as from investments, despite higher interest income from loans aided by our loan expansion. Our net interest margin increased from 3.97 percent in the first quarter of 2007.

## ❑ Provisions for Doubtful Accounts and Losses on Debt Restructuring

For the first quarter of 2008, the Bank and subsidiaries set aside allowances for doubtful accounts and incurred losses on debt restructuring amounting to Baht 1,876 million, increasing by Baht 70 million over-quarter and by Baht 870 million over-year. These increases were set in response to loan expansion and the changing economic environment.

## ❑ Non-interest Income

The Bank's consolidated non-interest income for the first quarter of 2008 equaled Baht 5,828 million, rising by Baht 555 million, or 10.53 percent, over-quarter. This was attributable to a Baht 758 million increase in gains on investments, resulting mainly from a sale of equity stocks and a Baht 179

million rise in fee and service income. Our gains on exchange were also up by Baht 123 million, following profits from foreign exchange trading.

When compared to the same quarter of last year, the Bank's consolidated non-interest income rose by Baht 1,623 million, or 38.60 percent, owing mainly to a Baht 1,002 million increase in fee and service income. Additionally, our gains on investments and on exchange rose by Baht 378 million and Baht 271 million, respectively.

### ❑ Non-interest Expense

The Bank's consolidated non-interest expense for the first quarter of 2008 totaled Baht 7,744 million, falling by Baht 589 million, or 7.06 percent, over-quarter, due mainly to a Baht 487 million fall in other expenses, following decreases in marketing and public relations expenditures.

When compared to the same quarter of last year, our consolidated non-interest expense increased by Baht 1,248 million, or 19.22 percent, following a Baht 485 million increase in personnel expense, a Baht 362 million gain in fee and service expense, together with a Baht 276 million rise in premise and equipment expenses to support our strategic projects.

## 2.2 Financial Position Analysis

Financial Position

(Units: Million Baht)

| | Mar. 31, 2008 | Dec. 31, 2007 | Change | |
|---|---|---|---|---|
| | | | Million Baht | Percent |
| **Assets** | 1,099,523 | 994,518 | 105,005 | 10.56 |
| **Liabilities and Shareholders' Equity** | | | | |
| - Total liabilities | 994,130 | 894,522 | 99,608 | 11.14 |
| - Total shareholders' equity | 105,392 | 99,995 | 5,397 | 5.40 |
| **Total Liabilities and Shareholders' Equity** | 1,099,523 | 994,518 | 105,005 | 10.56 |

### ❑ Assets

As of March 31, 2008, the Bank's consolidated assets totaled Baht 1,099,523 million, increasing by Baht 105,005 million, or 10.56 percent, over the Baht 994,518 million at the end of 2007. This was attributed mainly to continued growth in our consolidated loans. As of March 31, 2008, the Bank's consolidated loans were Baht 799,896 million, increasing by Baht 37,391 million, or 4.90 percent, over the Baht 762,505 million recorded at the end of 2007, due mainly to higher trade finance and commercial loans. As of the end of March 2008, our net NPL ratio equaled 2.40 percent, increasing from 2.29 percent seen at the end of 2007. Meanwhile, the gross NPL ratio was 4.46 percent, close to the 4.45 percent recorded at the end of 2007.

Other items having significant changes are shown in the following:

- Interbank and money market items (on the asset side), as of March 31, 2008, were equal to Baht 95,997 million, rising by Baht 37,273 million, or 63.47 percent, over the end of 2007.
- Net investments, as of March 31, 2008, totaled Baht 130,978 million, increasing by Baht 35,452 million, or 37.11 percent, from the end of 2007.
- Securities purchased under resale agreements, as of March 31, 2008, dropped by Baht 10,700 million, or 100.00 percent, from the end of 2007, due to our liquidity management.

### ❑ Liabilities and Shareholders' Equity

The consolidated liabilities of the Bank, as of March 31, 2008, totaled Baht 994,130 million, rising by Baht 99,608 million, or 11.14 percent, over the end of 2007. Consolidated liabilities that had changed significantly were:

- Deposits, as of March 31, 2008, equaled Baht 875,613 million, increasing by Baht 91,791 million, or 11.71 percent, over the end of 2007. This was due mainly to higher fixed-term deposits for the tenor of three and four months – with special deposit rates being offered to help broaden savings and investment alternatives available to the public – and due to an increase in savings deposits.
- Borrowing, as of March 31, 2008, amounted to Baht 55,726 million, falling by Baht 2,374 million, or 4.09 percent, from the end of 2007. This was mainly attributable to reduced short-term borrowing.
- Interbank and money market items (on the liabilities side), as of March 31, 2008, were Baht 15,776 million, up by Baht 1,591 million, or 11.22 percent, over the 2007 year-end.

As of March 31, 2008, total consolidated shareholders' equity was Baht 105,392 million, rising by Baht 5,397 million, or 5.40 percent, over the end of 2007, due to our profit in the first quarter of 2008.

### ❑ Investments

The Bank's and subsidiaries' investments consist of trading investments, available-for-sale investments, debt instruments held to maturity, and investments in subsidiary and associated companies. A review of these investments is carried out when there is a factor, as cited in accounting standards, indicating that an investment might have become impaired. Investments, as of March 31, 2008, classified by type, are shown in the table below:

## Investments

(Units: Million Baht)

| Type of Investment | Mar. 31, 2008 | Percent | Dec. 31, 2007 | Percent | Mar. 31, 2007 | Percent |
|---|---|---|---|---|---|---|
| **Debt Instruments** | 127,347 | 97.23 | 91,333 | 95.61 | 105,361 | 95.83 |
| Government and State Enterprise Securities | | | | | | |
| • Trading investments | 8,325 | 6.36 | 1,823 | 1.91 | 18,642 | 16.96 |
| • Available-for-sale investments | 95,678 | 73.05 | 59,673 | 62.47 | 45,156 | 41.07 |
| • Held-to-maturity investments | 7,706 | 5.88 | 7,998 | 8.37 | 10,407 | 9.47 |
| Private Enterprise Debt Instruments | | | | | | |
| • Trading investments | 999 | 0.76 | 1,339 | 1.40 | 925 | 0.84 |
| • Available-for-sale investments | 976 | 0.75 | 966 | 1.01 | 842 | 0.76 |
| • Held-to-maturity investments | 862 | 0.66 | 911 | 0.95 | 931 | 0.85 |
| Foreign Debt Instruments | | | | | | |
| • Available-for-sale investments | 12,549 | 9.58 | 16,833 | 17.62 | 25,481 | 23.18 |
| • Held-to-maturity investments | 252 | 0.19 | 1,790 | 1.87 | 2,977 | 2.71 |
| Equity Securities | 3,631 | 2.77 | 4,193 | 4.39 | 4,580 | 4.17 |
| Trading Investments | 335 | 0.26 | 335 | 0.35 | 257 | 0.23 |
| Available-for-sale Investments | 960 | 0.73 | 859 | 0.90 | 708 | 0.64 |
| General Investments | 2,181 | 1.67 | 2,410 | 2.52 | 3,074 | 2.80 |
| Investments in Subsidiary and Associated Companies | 155 | 0.12 | 589 | 0.62 | 541 | 0.49 |
| Total Investments – Net | 130,978 | 100.00 | 95,526 | 100.00 | 109,941 | 100.00 |

### ❑ Liquidity

Cash and cash equivalents, according to the Bank's consolidated financial statements, as of March 31, 2008, totaled Baht 18,456 million, increasing by Baht 405 million over the end of 2007, as a result of the following elements:

- Net cash receivables from business operations totaled Baht 30,702 million, as a result of changes in key operating assets and liabilities. Interbank and money market items (on the asset side) increased by Baht 37,550 million. Meanwhile, securities purchased under resale agreements dropped by Baht 10,700 million. Loans and accrued interest receivables rose by Baht 38,902 million, and deposits increased by Baht 91,791 million. Interbank and money market items (on the liabilities side) rose by Baht 1,591 million, in contrast to short-term borrowing, which showed a decrease of Baht 2,102 million.
- Net cash payables in investment transactions were Baht 30,615 million. This amount is composed of cash received from the disposal of available-for-sale investments totaling Baht 23,769 million. Also, there were payments in cash on available-for-sale investments

of Baht 53,245 million, and premises and equipment of Baht 1,167 million.

- Net cash receivables from financial activities totaled Baht 319 million, due mainly to an increase in our long-term borrowing during the first quarter of 2008.

### ❑ Capital Expenditures

To enhance efficiency in service, in the first quarter of 2008, the Bank's capital expenditures were used primarily for updates in information technology (IT), totaling Baht 832 million. Capital expenditures on other fixed assets totaled Baht 509 million.

## 2.3 Capital Requirements and Credit Ratings

### ❑ Capital Funds

As of March 31, 2008, the Bank and subsidiary companies had a capital base of Baht 112,658 million, comprising Tier-1 capital totaling Baht 82,858 million, and Tier-2 capital totaling Baht 29,800 million. The capital adequacy ratio of the Bank and Phethai AMC together equaled 14.07 percent, significantly above the BOT's minimum requirement of 8.50 percent. Details of the capital adequacy ratio of the Bank and our AMC are shown in the following table:

Capital Adequacy Ratio *

(Units: Percent)

| Capital Funds ** | Mar. 31, 2008 | Dec. 31, 2007 | Sep. 30, 2007 | Jun. 30, 2007 | Mar. 31, 2007 |
|---|---|---|---|---|---|
| Tier-1 Capital | 10.35 | 10.74 | 10.97 | 10.48 | 10.25 |
| Tier-2 Capital | 3.72 | 3.87 | 3.85 | 4.02 | 4.18 |
| Total Capital Requirements | 14.07 | 14.62 | 14.82 | 14.50 | 14.43 |

Note: * These ratios do not include the net profits of each accounting period. According to BOT regulations, the net profit of the first half of the year shall be included in the institution's capital after approval by the Bank's Board of Directors. The net profit for the second half of the year shall be included in that capital after approval by a General Meeting of Shareholders. However, if there is a net loss, the loss must be deducted from capital immediately.

** Based on the risk assets of the Bank and our AMC.

Capital Adequacy Ratio

(Including the net profit of each accounting period)

(Units: Percent)

| Capital Funds | Mar. 31, 2008 | Dec. 31, 2007 | Sep. 30, 2007 | Jun. 30, 2007 | Mar. 31, 2007 |
|---|---|---|---|---|---|
| Tier-1 Capital | 11.77 | 11.67 | 11.44 | 11.62 | 11.76 |
| Tier-2 Capital | 3.72 | 3.87 | 3.85 | 4.02 | 4.19 |
| Total Capital Requirements | 15.49 | 15.54 | 15.29 | 15.64 | 15.95 |

## ❑ Credit Ratings

At the end of March 2008, the Bank's credit rating given by Moody's Investors Service, Standard & Poor's, and Fitch Ratings remained unchanged from the end of 2007. Details are shown in the following table.

KASIKORNBANK's Credit Ratings

| Credit Rating Agencies | March 31, 2008 |
|---|---|
| Moody's Investors Service *** | |
| Long-term - Debt | n.a.* |
| - Subordinated Debt | Baa1 |
| - Deposits | Baa1 ** |
| Short-term - Debt/Deposits | P-2 |
| Outlook | Stable |
| Bank Financial Strength Rating (BFSR) | D+ |
| Outlook for BFSR | Stable |
| Standard & Poor's *** | |
| Long-term - Debt | BBB |
| - Subordinated Debt | BBB- |
| Bank Fundamental Strength Rating (BFSR) | C |
| Short-term - Debt/Deposits | A-2 |
| Outlook | Stable |
| Fitch Ratings *** | |
| International credit ratings | |
| Long-term - Debt | BBB+ |
| - Subordinated Debt | BBB |
| Individual | C |
| Support | 2 |
| Short-term - Debt/Deposits | F2 |
| Outlook | Stable |
| National credit ratings | |
| Long-term - Debt | AA(tha) |
| - Subordinated Debt | AA-(tha) |
| Short-term - Debt/Deposits | F1+(tha) |
| Outlook | Stable |

Note: * Moody's Investors Service does not assign ratings to the Bank's long-term debt.

** Long-term deposits are rated only by Moody's Investors Service.

*** The base levels for investment grade on long-term credit ratings for Moody's Investors Service, Standard & Poor's, and Fitch Ratings are Baa3, BBB- and BBB-, respectively. For short-term credit ratings, the base levels for investment grade as viewed by these three agencies are P-3, A-3, and F3, respectively.

# 3. Operations of Core Businesses

## 3.1 Corporate Business Operations

### ❑ Changes in the Operating Environment

Despite strong expansion in exports, as well as private consumption and investment showing clearer signs of recovery in the first quarter of 2008 following the formation of a newly elected government and their announcement of economic stimulus measures, the Thai economy continued to face several risk factors. These were, for instance, a global economic downturn ignited by the U.S. sub-prime crisis, volatility in foreign exchange rates and high commodity prices. For these reasons, commercial banks proceeded forward with caution, focusing not solely on loan expansion, but featuring other services with the aim of generating higher fee income.

### ❑ Business Operations in the First Quarter of 2008

The Bank's business operations in the first quarter of 2008 included:

- **The Launch of New Products and Services**
  - "K-Receivable Solutions" is among two other products, i.e., K-Buyer Financing and K-Supplier Financing, which are under K-Supply Chain Solutions. K-Receivable Solutions - developed by KASIKORNBANK in cooperation with KASIKORN FACTORING CO., LTD. - features sale of account receivables at discount to the Bank for working capital. Despite this similar feature to conventional factoring products, K-Receivable Solutions offers superior benefits to customers, both in terms of interest rates and fees, plus risk protection against payment default on account receivables, wherein the Bank would shoulder these default risks, both domestic and foreign. For conventional factoring, such risks remain with customers. Due to the product's complete solutions to meet the need of customers operating under a supply chain network, more than 30 supply chains have so far joined our services.
  - "PERFECT Business Smart" is a life insurance product offered to our loan customers who are business proprietors. Added benefits are presented to the insured, while this new product also provides protection against possible risks incurred on business loans.
  - "K-Cheque 2 Cash" is a new cash management product that offers customers the convenience of obtaining advance short-term credit through post-dated cheques that have not yet reached their due date for payment; a handy aid to liquidity for our customers.

- Product Development and Service Improvements
  - *Trade Finance Products:* In the fast-changing international marketplace influenced by trade partners' economies, foreign exchange rates, and free trade agreements, etc., business competitiveness may be at risk if no efficient management is implemented. The Bank, in cooperation with allied banks globally, has therefore undertaken development of more advanced trade finance products to offer three value-added advantages to our customers, including (1) more efficient and swifter verification of customer documents and fund transfers through electronic links with our allied banks, worldwide; (2) risk management for trade partners, working capital, foreign exchange and interest rate via cooperation between the buyer's and the seller's banks, allowing us to utilize benefits from being a part of a global supply chain to control risk limits; and (3) logistics management for customers.
  - *Securities Services:* In our custodial services for mutual funds, our customers which are asset management companies needed to shift their investment to South Korean papers from Euro Commercial Papers (ECP), as the latter were reaching their maturities and offered lower yields in line with falling U.S. interest rates, but carried higher credit risks. We were, therefore, moving to create further alliances with foreign banks to help us better provide service to our mutual fund customers intent upon such shifts in portfolios, assuring them of complete and timely support.
- Upgrading Service Efficiency of Relationship Managers (RM): We have sought to improve RM account management skills as part of our Excellence Customer Experience (ECE) program for RMs and other staff through clear-cut operational steps to enhance strong relationship with customers, create service-minded consciousness among them, as well as providing them with incentives to support our goal of an Excellence Customer Experience.

With our goal-striving efforts along with various marketing activities that have been launched continuously, the Bank has been able to maintain growth in domestic credit products in the first quarter of 2008, while interest and fee income on letters of indemnity also met targets. Meanwhile, our international trade turnover in the first quarter of 2008 grew a staggering 75 percent over the same period of last year.

## ▫ Financial Position

The Bank's corporate business loans – classified by customer segment and product group as of March 31, 2008, and compared to the end of 2007 – are shown as in the following table:

**Corporate Business Loans Classified by Customer Segment**

(Units: Million Baht)

| | Percent of Total Corporate Business Loans | Loans | | Change | |
|---|---|---|---|---|---|
| | | Mar. 31, 2008 | Dec. 31, 2007* | Million Baht | Percent |
| Corporate Business Loans | 100.00 | 281,995 | 256,255 | 25,740 | 10.04 |
| Customer Segment | | | | | |
| Multi-Corporate Business | 47.82 | 134,854 | 116,345 | 18,509 | 15.91 |
| Large Corporate Business | 52.18 | 147,141 | 139,910 | 7,231 | 5.17 |

Note: * Revised to reflect regrouped customers.

As of the end of March 2008, total corporate business loans under the supervision of the Corporate Business Division equaled Baht 281,995 million, increasing by Baht 25,740 million, or 10.04 percent, over the end of 2007. Loan growth was seen in both the Multi-Corporate Business and Large Corporate Business segments, particularly in financial institutions (excluding the hire purchase and financial lease sector), agricultural and construction material businesses.

**Corporate Business Loans Classified by Product Group**

(Units: Million Baht)

| | Percent of Total Corporate Business Loans | Loans | | Change | |
|---|---|---|---|---|---|
| | | Mar. 31, 2008 | Dec. 31, 2007* | Million Baht | Percent |
| Corporate Business Loans | 100.00 | 281,995 | 256,255 | 25,740 | 10.04 |
| Product Group | | | | | |
| Domestic Credit Products | 72.99 | 205,838 | 192,653 | 13,185 | 6.84 |
| Trade Finance | 26.91 | 75,887 | 63,297 | 12,590 | 19.89 |
| BIBF | 0.10 | 270 | 304 | (34) | (11.31) |

Note: * Revised to reflect regrouped customers.

Categorized by product group, as of the end of March 2008, domestic credit products showed the largest loan extension at Baht 13,185 million over the end of 2007. However, in terms of percent change, trade finance loans enjoyed the highest growth of 19.89 percent, followed by the 6.84 percent expansion rate in domestic credit product loans.

## 3.2 SME Business Operations

### ❑ Changes in the Operating Environment

The domestic political environment has become clearer, and the economy began to recover in the first quarter of 2008. Along with this came the added impetus of government policies aimed at stimulating the economy via investment in large infrastructure projects and plans to assist small and medium-sized enterprises. Among the stimulus measures were tax breaks and budgetary allocations for small and medium-sized enterprises through the Office of Small and Medium Enterprises Promotion. However, private-sector entrepreneurs still remain sensitive to several risk factors, mainly rising fuel costs and higher prices of raw materials, as well as the stronger Baht, all of which is influencing their decisions for loan drawdowns from commercial banks.

Competition in the SME loan market has intensified due to the higher loan growth targets among large commercial banks in 2008. Besides this, small Thai commercial banks, commercial banks with major foreign shareholders, and foreign bank branches in the country are all set for greater penetration into the SME business market. To keep risks at a manageable level, most commercial banks have shifted their emphasis to businesses in industries that still show growth potential and are associated with low risks, such as the automotive and chemical product industries.

### ❑ Business Operations in the First Quarter of 2008

To grow our SME business market share, aside from the ongoing marketing activities across the country, customized for each customer segment, and our best efforts to better understand customers' financial needs to offer them financial solutions that satisfy their needs, we launched new products and developed our businesses in this quarter, including:

- New products such as "K-SME Extend" which offers loan facilities over terms of 7-10 years, according to specified conditions. This product is intended to help small and micro business customers gain access to loans for the procurement of fixed assets, and/or for business expansion.
- K SME Care: In the aspect of "R" Research, we are offering an online business matching service available at www.ksmecare.com as a marketing channel for the Bank, as well as an online forum through which businesses can seek out trade allies, in addition to being able to promote their products and services. Following continuous development of this website, our membership subscription has reached over 5,000 businesses. For the aspect of "E" Education, we offered the fourth training course, in continuation from last year, on sustainable business management for SMEs, with a total of 510 successful participating SME business operators. We have also adjusted our marketing strategies to better embrace specific market segments, with an example

being our seminar entitled, "Iron Flowers" intended particularly for businesswomen, which was warmly received.

- **Increased Efficiency by our Relationship Managers** has been implemented by stressing five values, including commitment, valued relationship, flexibility, solid advice, as well as one-touch efficiency.

## ❑ Financial Position

The Bank's SME business loan position – classified by customer segment and product group as of March 31, 2008, and compared to the end of 2007 – is shown in the following table:

**SME Business Loans Classified by Customer Segment**

(Units: Million Baht)

| | Percent of Total SME Business Loans | Loans | | Change | |
|---|---|---|---|---|---|
| | | Mar. 31, 2008 | Dec. 31, 2007* | Million Baht | Percent |
| **SME Business Loans** | 100.00 | 306,531 | 304,061 | 2,470 | 0.81 |
| Customer Segment | | | | | |
| Medium Business | 65.21 | 199,888 | 195,269 | 4,619 | 2.37 |
| Small and Micro Business | 35.79 | 106,643 | 108,792 | (2,149) | (1.98) |

Note: * Revised to reflect regrouped customers.

As of the end of March 2008, SME business loans, as supervised by the SME Business Division, totaled Baht 306,531 million, rising by Baht 2,470 million, or 0.81 percent, over the end of 2007. This was mainly due to loan growth in the Medium Business segment.

**SME Business Loans Classified by Product Group**

(Units: Million Baht)

| | Percent of Total SME Business Loans | Loans | | Change | |
|---|---|---|---|---|---|
| | | Mar. 31, 2008 | Dec. 31, 2007* | Million Baht | Percent |
| **SME Business Loans** | 100.00 | 306,531 | 304,061 | 2,470 | 0.81 |
| Product Group | | | | | |
| Domestic Credit Products | 93.85 | 287,667 | 284,967 | 2,761 | 0.95 |
| Trade Finance | 6.15 | 18,864 | 19,095 | (231) | (1.21) |

Note: * Revised to reflect regrouped customers.

Categorized by product group, as of the end of March 2008, domestic credit products reported the highest loan growth of 0.95 percent over the end of 2007, particularly in the contractor,

financial institution, agricultural and transportation industries.

## 3.3 Retail Business Operations

### ❑ Changes in the Operating Environment

The domestic economic environment began to show signs of recovery in the first quarter of 2008 amid low interest rates. The government, in addition, launched some economic stimulus measures that include lifting of the maximum income level eligible for personal income tax exemption to Baht 150,000 from Baht 100,000, and higher deductible retirement mutual fund (RMF) and long-term mutual fund (LTF) investments up to Baht 500,000 - from Baht 300,000 previously - etc. Insurance premiums on whole life insurance plans are now tax exempted up to Baht 100,000, up from the Baht 50,000 before. Fees and charges related to real estate transfers and mortgage registration are now set at 0.01 percent, rather than the former 2.0 and 1.0 percent, respectively. All these factors have facilitated growth in personal financial transactions such as investments in mutual funds, bancassurance products, as well as housing loans.

However, competition remains intense in retail banking businesses, especially housing loans, credit cards and electronic banking services, while commercial banks have adopted marketing strategies to acquire higher shares of the market. As for deposit products, most banks have launched deposit products offering higher interest rates to retain their deposit bases. Bills of Exchange (B/E) have also been added as another investment alternative for customers.

### ❑ Business Operations in the First Quarter of 2008

Aside from the continuous marketing activities in the first quarter of 2008, mainly through cooperation with our allies - leading property developers - we also introduced a number of special privileges to KASIKORNBANK mortgage customers via our K Home Smiles Club. This helped us to exceed our mortgage loan target for the period. We have also set up marketing booths and launched sales promotions at many events, with much better packages than peers. New products and services were introduced, and business channels were broadened during the first quarter of 2008, such as:

- New Products
  - *Deposit Products*: Three new fixed deposit savings plans, the "Fixed Deposit Flexible 4 Month", the "Fixed-Star" and "Fixed-Plus" accounts, offer special features that are tailored to meet the needs of all depositors.
  - *Life Insurance Products:* "Pro Saving 614", "Pro Saving 10/14" and "Pro Saving 14/14" plans are products that offer savings plans and security for customers' families, with varied premium payment options to suit individual customer needs. We have also developed "Pitaksin-Care" life insurance products offering flexible

forms of protection where customers may elect to forego the full life insured sum, or may vary their coverage from the full basic term of protection. The "Pitaksin-Senior" plan offers a mortgage protection insurance plan for KASIKORNBANK senior-citizen home loan customers.

- *Mutual Fund Products:* The Bank, in cooperation with KASIKORN ASSET MANAGEMENT Co., Ltd. issued 11 fixed-income funds, for investments, both at home and abroad.

- New Services
  - "Balance Change Alert" is a new K-mAlert mobile phone-based service that sends text message (SMS) to account owners when their account balance changes, at the beginning of the hour.
  - Auto debiting of insurance premiums from KASIKORNBANK credit cards for customer convenience. This service began in March 2008.
- Expanded Service Channels
  - Six new branches were opened by the end of the first quarter of 2008, for a total of 610 branches.
  - A new foreign exchange booth was set up, for a total of 72 foreign exchange booths nationwide.
  - We added 118 more K-ATM outlets for a total of 3,915 machines in service; also, 36 more Cash Deposit Machines (CDMs) were added to reach a total of 538 nationwide and seven more Passbook Update Machines (PUMs) were added, for a total of 651 now in service.
  - Online real-time inter-bank funds transfer service is now available with K-Cyber Banking to five more banks, for a total of eight banks now participating in this service. KASIKORNBANK is the only bank to offer real-time transfers via the internet, with e-mail or SMS confirmation messages sent to both the sender and receiver of funds.
  - The ATM SIM is one of our newest high-tech services, offered in conjunction with Total Access Communication Public Company Limited (DTAC), a major mobile phone service provider in Thailand. This new service allows customers to access their accounts via their mobile phones and perform a variety of ATM transactions, the only exception being cash withdrawal.
  - We have opened another new 'Signature Corner' for our Signature customers, for a total of six outlets now specifically serving these customers.

- We have opened 31 new K-WePlan Centers for a total of 32 in the Bangkok metropolis, and plan to expand these centers to locations throughout the country by the end of 2008.

## ❑ Financial Position

The Bank's retail business loan position and deposits – classified by product group as of March 31, 2008, and compared to the end of 2007 – are shown in the following table:

- **Loans**

**Retail Business Loans Classified by Product Group**

(Units: Million Baht)

| | Percent of Total Retail Business Loans | Loans | | Change | |
|---|---|---|---|---|---|
| | | Mar. 31, 2008 | Dec. 31, 2007 | Million Baht | Percent |
| **Retail Business Loans** | **100.00** | **118,545** | **115,475** | **3,070** | **2.66** |
| Housing Loans | 80.07 | 94,925 | 92,289 | 2,636 | 2.86 |
| Credit Card Loans | 14.09 | 16,702 | 16,759 | (57) | (0.34) |
| Consumer Loans | 5.84 | 6,918 | 6,427 | 491 | 7.64 |

As of March 31, 2008, the retail business loans under the supervision of the Retail Business Division totaled Baht 118,545 million, increasing by Baht 3,070 million, or 2.66 percent over the end of 2007. Housing loans showed the largest amount of gain overall.

- **Deposit Products**

**Proportion of Deposits Classified by Product Group**

(Under the Retail Business Division)

(Units: Million Baht)

| | Percent of Total Deposits | Deposits | | Change | |
|---|---|---|---|---|---|
| | | Mar. 31, 2008 | Dec. 31, 2007 | Million Baht | Percent |
| **Total Deposits** | **100.00** | **654,409** | **617,926** | **36,483** | **5.90** |
| Current Accounts | 2.04 | 13,356 | 12,607 | 749 | 5.94 |
| Savings Accounts | 43.81 | 286,727 | 291,887 | (5,160) | (1.77) |
| Fixed-Term Deposit Accounts | 54.15 | 354,326 | 313,432 | 40,894 | 13.05 |

As of March 31, 2008, the Retail Business Division's total deposits amounted to Baht 654,409 million, rising by Baht 36,483 million, or 5.90 percent over the end of 2007. This was attributable to increases in fixed-term deposits, following the Bank's continual offering of our new special deposit products.

## 3.4 Capital Markets Business Operations

### □ Changes in the Operating Environment

In the first quarter of 2008, the bond market suffered from volatility due to several factors. Among them was the changing viewpoint of the market, leaning toward possible reductions in domestic interest rates due to concerns that the U.S. sub-prime crisis would have widespread effects on financial markets globally. Thai bond yields dropped rapidly, especially in the month of January, even though the BOT's policy rate was maintained at 3.25 percent. At the same time, the yield curve on Thai government bonds steepened, following key policy rate cuts in the U.S. to stabilize their economy. Furthermore, the Thai authorities finally lifted the 30-percent Unremunerated Reserve Requirement (URR) on short-term capital inflows on March 3, 2008, inducing foreign investors to return to the Thai bond market, where the transaction volume increased, with heightened volatility, at the beginning.

As for foreign currency exchange rates, the Baht continued to appreciate against the U.S. Dollar due to both Thai domestic and foreign factors. Perhaps the most significant domestic factor was the continued selling of U.S. Dollars by exporters, especially after announcement of the cancellation of the 30-percent URR that then saw capital inflows begin to return to the Thai and other regional bourses after U.S. interest rates were cut aggressively by the Fed. With the U.S. assets looking less attractive, investors began to investigate other markets that could offer better returns. The foreign factors included the softening of the U.S. Dollar, as a result of the Fed's easing monetary policy, along with their weakening property market and overall economy that seems to be on a long, downward cycle where the end is not definitely in sight.

### □ Business Operations in the First Quarter of 2008

KASIKORNBANK's corporate finance service, despite the unfavorable environment for investment and funding activities, continued to expand, particularly in providing funding arrangements for corporate customers via debentures and bills of exchange (B/E), and in advisory services for fund raising and financial restructuring. Achieving continuous development in our innovative services for better customer service, KASIKORNBANK, in the first quarter of 2008, won four prestigious awards offered by the Thai Bond Market Association, i.e., the "Best Bond House" Award, "Dealer of the Year" Award, "Top Underwriter" Award, and "Deal of the Year" Award. Regionally, we won the "Thailand's Best Deal" Award in 2007, by Finance Asia magazine, as well as the "Best Local Currency Bond Deal in South East Asia" Award in 2007, by Alpha South East Asia magazine.

As for foreign exchange and interest rate risk management products, KASIKORNBANK earned more fee income from foreign exchange risk management compared to the same period last year. With the stronger Baht value, most exporters were increasingly in need of forward contracts and

FX options, while some importers were gradually seeking proper instruments to guard against risks associated with volatility in foreign currency exchange, as they felt that the Baht has already appreciated against the USD quite significantly.

In addition, when THBFIX interest rate became relatively steady, after its sharp drop at the beginning of the year, several corporate borrowers increasingly turned to our interest rate swap products, to lock in low interest rates on their loans. In the meantime, exporters and asset management companies, earning interest income in foreign currencies, entered cross currency swap contracts to guard them against both foreign exchange and interest rate risks. All in all, KASIKORNBANK has successfully provided a wide array of sophisticated products in foreign exchange and interest rate risk management that, in turn, led to the rising transaction volume in this quarter, and more fee income from interest rate risk management over the same period of last year.

## 3.5 Treasury Operations

### ❑ Changes in the Operating Environment

Though inflationary risk arising from the higher costs of oil and other commodities continued unabated in the first quarter of 2008, economic indicators were tending to point toward a healthier direction. The Monetary Policy Committee (MPC) thus saw fit to maintain their key policy rate, the One-Day Repurchase Rate, at 3.25 percent, as decided at their first two meetings this year on January 16 and February 27, 2008. However, participants in the Thai financial markets then began to believe that the MPC might cut the policy rate, especially after the Bank of Thailand decided to cancel their 30-percent Unremunerated Reserve Requirement (URR) on short-term capital inflows, effective March 3, 2008, and the Thai and U.S. interest rate differential widened, due primarily to the U.S. Fed having drastically lowered both their Discount and the Fed Funds rates during the first quarter of 2008 in total by 2.25 percent and 2.00 percent, respectively to 2.50 and 2.25 percent. They also took the bold step of injecting liquidity into the system to help keep their economy afloat and stave off a crisis in the credit markets. However, the risk of rising domestic inflation has caused investors to doubt that the BOT will cut their key interest rate this year. Meanwhile, the market is of a view that the Fed may be close to finishing their interest rate cut.

Aside from this, the Bank of Thailand Act (4th Edition), B.E. 2551, announced in Government Gazette on March 3, 2008, gave greater independence to the BOT to launch new tools for a more efficient transmission mechanism of monetary policy. The BOT, thus, opened a new channel for liquidity management, which is the Electronic BOT Debt Security Repurchase Window, replacing the former BOT Repurchase Window that was closed on February 12, 2008.

## ❑ Business Operations in the First Quarter of 2008

The U.S. credit crisis caused global financial markets to enter into a volatile stage during the first quarter of 2008, and overall credit risk has increased, particularly in the U.S. and the EU, to the extent that established credit ratings no longer reflect the actual level of risk incurred with some institutions. In response, the Bank has found it necessary to change our investment strategies and become more careful and circumspect in our portfolio management, shifting from foreign capital investments to domestic investment alternatives.

Meanwhile, the Thai authorities have modified their monetary policy tools and methods of monitoring liquidity in the financial system. The Bank has thus made appropriate changes to our investment and liquidity management channels to achieve consistency with these new policies, which will ensure that we continue to maintain our effective liquidity management.

## ❑ Financial Position

For the first quarter of 2008, the total investments of the Central Treasury Department averaged Baht 158,847 million, falling by Baht 13,813 million, or 8.00 percent, compared to the final quarter of 2007. Money market investments accounted for 41.37 percent of the total investments, while investments in the capital market accounted for the remaining 58.63 percent.

Central Treasury Department's Income

(Units: Million Baht)

| Type of Transaction | Percent of Total Income | Q1-2008 | Q4-2007 | Change | |
|---|---|---|---|---|---|
| | | | | Million Baht | Percent |
| **Interest and Dividend Income** * | | | | | |
| Interbank and money market items ** | 35.45 | 518 | 698 | (180) | (25.76) |
| Investments | 64.55 | 943 | 1,063 | (120) | (11.28) |
| Total | 100.00 | 1,461 | 1,761 | (300) | (17.02) |

Note: * The figures above are managerial figures.

** Including loans.

In the first quarter of 2008, the Central Treasury Department earned total interest and dividend income of Baht 1,461 million, decreasing by Baht 300 million, or 17.02 percent, from the fourth quarter of 2007. This was mainly due to falling interest rates, coupled with volatile liquidity conditions during the first quarter of 2008.

# 4. Risk Management and Risk Factors[1]

## 4.1 Credit Risk Management

- Outstanding Loans

As of March 31, 2008, the Bank's consolidated outstanding loans stood at Baht 799,896 million, increasing by Baht 37,391 million, or 4.90 percent, over Baht 762,505 million at the end of 2007.

As of March 31, 2008, 61.18 percent of the Bank's outstanding loans to customers were loans exceeding Baht 20 million. Credit extended to the 20 largest borrowers, excluding Phethai Asset Management Company Limited and the companies in KASIKORNBANKGROUP, accounted for Baht 46,626 million, or 5.85 percent of the Bank's total loan portfolio, which is not high compared to total outstanding loans of the Bank. Classified by customer type, juristic persons accounted for Baht 499,851 million, or 62.70 percent of outstanding loans; while sole proprietorships and individual customer credit accounted for the remaining 37.30 percent. In terms of maturity, credit with maturities of less than or equal to 1 year accounted for 60.27 percent of the Bank's total loans.

The Bank's Consolidated Lending Portfolio - Profile


Less than 20 MB
Over 20 MB
Credit Amount
As of March 31, 2008
38.82
61.18
As of December 31, 2007
39.90
60.10
Business entities
Individual
Type of Customer
As of March 31, 2008
62.70
37.30
As of December 31, 2007
61.56
38.44
Less than or equal to 1 year
Over 1 year
Credit Maturity
As of March 31, 2008
60.27
39.73
As of December 31, 2007
59.57
40.43
0
20%
40%
60%
80%
100%

[1] The details of overall Risk Management, Credit Risk, Market Risk, Liquidity Risk, Operational Risk Management, plus Preparations for a New Capital Accord 'Basel II', and Performance Measurements using Risk-adjusted Return on Capital (RAROC) and Economic Profit, can be viewed in the MD&A report for the year ended December 31, 2007.

The Bank's consolidated lending portfolio, including accrued interest receivables, as of the end of March 2008 and December 2007, is depicted in the following:

The Bank's Consolidated Lending Portfolio

(including Accrued Interest Receivables)


As of March 31, 2008
Others
9.69%
Agricultural & Mining
3.09%
Housing Loans
12.28%
Utilities & Services
8.43%
Real Estate &
Construction
6.26%
Manufacturing & Commerce
60.25%


As of December 31, 2007
Others
9.33%
Agricultural & Mining
3.07%
Housing Loans
12.52%
Utilities & Services
8.72%
Real Estate &
Construction
6.01%
Manufacturing & Commerce
60.35%

- Non-performing Loans

As of March 31, 2008, the Bank's consolidated NPLs stood at Baht 39,641 million, equal to 4.46 percent of the total outstanding credit, including that of financial institutions. For Bank-only NPLs, the amount totaled Baht 36,427 million, accounting for 4.11 percent of the total outstanding credit, including that of financial institutions, which represented an over-quarter increase. These NPL figures are shown in the table below.

Non-Performing Loans

(Units: Million Baht)

| Quarter Ending | Mar. 31, 2008 | Dec. 31, 2007 |
|---|---|---|
| The Bank's consolidated NPLs | 39,641 | 34,980 |
| Percent of total outstanding credit, including that of financial institutions | 4.46 | 4.44 |
| The Bank-only NPLs | 36,427 | 31,915 |
| Percent of total outstanding credit, including that of financial institutions | 4.11 | 4.06 |

The Bank of Thailand has required commercial banks to report additional information on NPLs, which includes:

- Net NPLs, which refer to non-performing loans after allowances are deducted.
- The ratio of net NPLs to total loans after deducting allowances for bad loans.

As of March 31, 2008, the Bank's consolidated net NPLs stood at Baht 21,007 million, equal to 2.42 percent of the total outstanding credit, including that of financial institutions. For the Bank-only net NPLs, the amount totaled Baht 18,819 million, accounting for 2.17 percent of the total outstanding credit, including that of financial institutions, which represents an over-quarter increase. The net NPL figures are shown in the table below:

Net Non-Performing Loans

(Units: Million Baht)

| Quarter Ending | Mar. 31, 2008 | Dec. 31, 2007 |
|---|---|---|
| The Bank's consolidated net NPLs | 21,007 | 17,600 |
| Percent of total outstanding credit, including that of financial institutions | 2.42 | 2.29 |
| The Bank-only net NPLs | 18,819 | 15,776 |
| Percent of total outstanding credit, including that of financial institutions | 2.17 | 2.05 |

In the first quarter of 2008, the Bank and our AMC entered into debt restructuring agreements with borrowers with pre-written-off outstanding debts totaling Baht 8,267 million. At the same time, the Bank-only pre-written-off outstanding debt amounted to Baht 8,184 million. The details of debt restructuring and losses from debt restructuring as of the end of March 2008 and 2007 are shown in the following table:

Debt Restructuring and Losses from Debt Restructuring

(Units: Million Baht)

| Quarter Ending | Mar. 31, 2008 | Mar. 31, 2007 |
|---|---|---|
| Debt restructuring of the Bank and our AMC | 8,267 | 4,484 |
| Losses from debt restructuring | 414 | 99 |
| Debt restructuring of the Bank-only | 8,184 | 4,293 |
| Losses from debt restructuring | 391 | 90 |

- Allowance for Doubtful Accounts and Revaluation Allowance for Debt Restructuring

As of March 31, 2008, the Bank's consolidated allowances for doubtful accounts and revaluation allowance for debt restructuring totaled Baht 26,992 million. This amount was equivalent to 115.07 percent of the level required by the BOT. As for Bank-only allowances for doubtful accounts, the amount stood at Baht 25,529 million, which was equivalent to 112.60 percent of the level required by the BOT.

- Foreclosed Properties

As of March 31, 2008, the Bank's consolidated foreclosed properties had a cost value of Baht 17,155 million, accounting for 1.56 percent of total assets. At the same time, Bank-only foreclosed properties had a cost value totaling Baht 12,872 million, accounting for 1.17 percent of total assets.

Meanwhile, consolidated allowances for impairment of foreclosed properties stood at Baht 1,964 million, equivalent to 11.45 percent of the cost value of those foreclosed properties. As for Bank-only figures, allowances for the impairment of foreclosed properties totaled Baht 1,518 million, representing 11.79 percent of the cost value of foreclosed properties. Current allowances, both consolidated and Bank-only, are believed to be sufficient to cover holding, maintenance and disposal expenses, as well as losses on the liquidation of foreclosed properties. The details of foreclosed properties and their associated allowances, as of the end of March 2008 and December 2007, are shown below:

**Foreclosed Properties**

(Units: Million Baht)

| Quarter Ending | Mar. 31, 2008 | Dec. 31, 2007 |
|---|---|---|
| Consolidated foreclosed properties | 17,155 | 17,343 |
| Percent of total assets | 1.56 | 1.74 |
| Allowances for impairment of consolidated foreclosed properties | 1,964 | 1,978 |
| Percent of consolidated foreclosed properties | 11.45 | 11.41 |
| Bank-only foreclosed properties | 12,872 | 12,720 |
| Percent of total assets | 1.17 | 1.28 |
| Allowances for impairment of Bank-only foreclosed properties | 1,518 | 1,467 |
| Percent of Bank-only foreclosed properties | 11.79 | 11.53 |

- Phethai Asset Management Company Limited

As of March 31, 2008, Phethai AMC had resolved and/or restructured NPLs amounting to Baht 71,510 million, or 96.62 percent of the total initial unpaid principal balance, with an expected recovery rate of 48.00 percent. The details of NPL resolution and/or restructuring over the past five quarters are shown in the table below.

**Loans Resolved/ Restructured at Phethai Asset Management Company Limited**

(Units: Million Baht)

| Quarter Ending | Mar. 31, 2008 | Dec. 31, 2007 | Sep. 30, 2007 | Jun. 30, 2007 | Mar. 31, 2007 |
|---|---|---|---|---|---|
| **Phethai Asset Management Company Limited** | | | | | |
| Cumulative loans resolved/restructured | 71,510 | 70,262 | 66,759 | 65,702 | 59,774 |
| Percent of the total initial unpaid principal balance | 96.62 | 94.93 | 90.20 | 88.77 | 80.76 |

## 4.2 Liquidity Risk Management

Amid several changes in related factors, liquidity experienced greater volatility in the first quarter of 2008. These factors were, for instance, a change in market environment, i.e., the

widespread launch of innovative products in the capital market, intense competition among commercial banks, as well as a regulatory change which included the revocation of the 30-percent Unremunerated Reserve Requirement (URR) on short-term capital inflows on March 3, 2008, and a new Bank of Thailand tool for more efficient transmission mechanism of monetary policy. Other changes were also seen in the political and economic environment, especially concerns over domestic political situation, the accelerating inflation rate, as well as the U.S. sub-prime crisis. Under these circumstances, the Bank has adopted a cautious stance in our liquidity risk management. To this end, the Bank's risk management and measurement were upgraded for effective projections and early warning of possible volatility to ensure the implementation of strategies for liquidity management that best suit any changing circumstances. The Bank's liquidity management channels were also adjusted in accordance with monetary policy tools used by the authorities. Moreover, the Bank's investment portfolio was adjusted through the reduction of foreign asset investments that carry higher risks as a result of possible effects of the U.S. sub-prime crisis spreading into other industries, while also increasing investments in government debt instruments that have high liquidity and low risks with acceptable returns.

In addition, the Bank is now in the process of upgrading our IT database system to ensure an up-to-date and comprehensive database including information on cash inflow and outflow from business operations between the Bank's units. This will equip us with accurate information on our liquidity position in a timely manner, leading to optimum efficiency in the Bank's liquidity management.

## 4.3 Other Risk Management

- Risks associated with Guarantees and Avals

Certain transactions with customers are in the form of guarantees on their borrowing or performance, letters of credit, or avals on notes. Such transactions are considered to be lending, which requires submission of collateral. Regarding risk control in this area, the Bank uses the same criteria as used in the Bank's normal credit approval processes. As of March 31, 2008, the Bank's contingent obligations were Baht 99,540 million, compared to Baht 93,921 million at the end of December 2007.

- Risks Incurred from Contractual Obligations on Derivative Instruments

The Bank conducts various derivative transactions as tools for risk hedging, including exchange rate, interest rate, as well as the Bank's securities price risks. To increase our income, the Bank also provides derivative instrument trading services to customers and business allies, as well as conducting our own derivative instrument trading in accordance with the Bank's policies. As of March 31, 2008, the Bank had foreign exchange contracts on the purchase side of Baht 366,091 million, with Baht 373,375 million on the sales side, compared to Baht 338,139 million and Baht 372,471 million, respectively, at the end of December 2007. In addition, the Bank had interest rate contracts on the

purchase side of Baht 493,420 million and Baht 488,397 million on the sales side, compared to Baht 386,792 million and Baht 402,904 million, respectively, at the end of December 2007.

- **Risks Related to Capital Adequacy**

As of March 31, 2008, the Bank's capital adequacy ratio, including the risk assets of Phethai AMC, was at 14.07 percent, which is significantly above the BOT minimum requirement of 8.50 percent. To ensure that our current capital level is fairly sufficient to absorb possible impacts from any change in the economic situation and BOT's regulations, for the present and future, the Bank continues to manage and monitor capital adequacy closely.

## 5. Operations of Support Groups

- Building an Effective, Performance-Based Organization

In the first quarter of 2008, the vast array of projects relevant to human resource management included:

- Recruitment: We participated in the Career Exhibition 2008 event and were well-received, with more than 8,500 visitors applying for positions with the Bank, higher than 7,100 applications we received last year.
- Development of Leadership and Competency:
  - The Bank has placed great significance on upgrading the potential of our personnel, especially leadership of managers and staff, in accordance with direction and targets of the whole organization, and the current market competition. To this end, we have revised competency requirements to create a more detailed, clearer and updated version, in particular revising some key factors required for our core competency and common competency, and the increased appropriateness of core competency definitions thereof.
  - In addition, we have pursued our "Leadership Development Program II", assigning all business divisions to select their staff with "high performance" and "high potential" records to participate in this program, in which the Bank will provide them proper preparations to assist our future changes and growth in business.
- Performance Management:
  - The Bank has undertaken considerable effort to ensure that 2007 employee performance evaluations are fair and appropriately linked to their compensation, ensuring more effective counseling and explanation of the connection between their performance rating and compensation. The Human Resource Division has organized training for mid-level management and above on the subject of "Effective Feedback on Performance Rating, Merit Increase and Bonus" to increase employee understanding of the Bank's policies on these matters.
  - The Bank has set targets for our 2008 operations that are consistent with each business division and overall strategies of the Bank. We are placing special emphasis on "People Management Behaviors" for mid-level management and above.
- Remuneration: The Bank adopted a new bonus system based on individual employees' performance assessment results in 2007, aside from the Bank's performance results, to help promote fairness and working efficiency of all-level staff. In evaluating each staff member's performance, we took into consideration several factors, including individual performance, the total working days per year, disciplinary offences, as well as salary comparison with that

of the same-level staff. Apparently, this implementation of the new bonus system was successfully processed.

- IT Security Policy and Infrastructure

In the first quarter of 2008, the Bank undertook upgrades to improve the efficiency of our IT firewall systems protecting main servers. These upgrade increased the security of information transmission within the Bank's IT network, as well as providing better detection and protection with state-of-the-art safeguards against malicious intrusion attempts directed toward our main servers. Aside from this, we also examined the entire IT security infrastructure used within the Bank, along with a review of telephone security and safety in our electronic service channels, as well.

- IT Outsourcing

In order to support business expansion and enhance the efficiency of the Bank's various services, during the first quarter of 2008, we undertook preparations for our new IT systems, by setting up a new computer backup center at the Chaeng Watthana Main Branch Office Project, which will be completed by the fourth quarter of 2008. Also, the Bank renovated the electrical system at the Rat Burana Headquarters Information Technology Center, as planned in 2007, by installing two power supply systems to avoid a 'single point of failure' problem, to help ensure uninterrupted service in our computing operations.

Moreover, the Bank has planned to upgrade and improve other related systems in the Rat Burana Headquarters Information Technology Center, mainly the electrical and telecommunications equipment, as well as optimizing the utilization of the existing space to facilitate continuing expansion of our banking services in 2009.

# 6. KASIKORNBANK's Investments in Subsidiary and Associated Companies

The Bank's investments in subsidiary and associated companies as of the end of March 2008 are listed in the table below:

Details of Investments

| Company Name | Place | Type of Business | No. of Shares Issued | No. of Shares Held | Percentage Held (Percent) | Type of Shares | Operating Performanc For the Firs Quarter of 2008* (Baht) |
|---|---|---|---|---|---|---|---|
| **Investment in Asset Management Company** | | | | | | | |
| 1. PHETHAI ASSET MANAGEMENT CO., LTD.<br>Tel. 0-2694-5000 Ext.5208 Fax. 0-2694-5205 | Bangkok | Asset Management | 800,000,000 | 800,000,000 | 100.00 | Ordinary | 30,675,69 |
| **Investment in KASIKORNBANKGROUP** | | | | | | | |
| 1. KASIKORN RESEARCH CENTER CO.,LTD.<br>Tel. 0-2273-1144 Fax. 0-2270-1218 | Bangkok | Services | 100,000 | 100,000 | 100.00 | Ordinary | 1,103,96 |
| 2. KASIKORN ASSET MANAGEMENT CO.,LTD.<br>Tel. 0-2693-2300 Fax. 0-2693-2320 | Bangkok | Mutual Fund Management | 27,154,274 | 27,154,274 | 100.00 | Ordinary | 121,960,94 |
| 3. KASIKORN SECURITIES PUBLIC CO.,LTD.<br>Tel. 0-2696-0000 Fax. 0-2696-0099 | Bangkok | Securities | 60,000,000 | 59,995,762 | 99.99 | Ordinary | 1,633,53 |
| 4. KASIKORN FACTORING CO.,LTD.<br>Tel. 0-2290-2900 Fax. 0-2276-9710 | Bangkok | Lending Services | 1,600,000 | 1,600,000 | 100.00 | Ordinary | 25,497,48 |
| 5. KASIKORN LEASING CO.,LTD.<br>Tel. 0-2696-9999 Fax. 0-2696-9988 | Bangkok | Lending Services | 90,000,000 | 90,000,000 | 100.00 | Ordinary | 26,279,78 |
| **Investment in Support Service Providers to KASIKORNBANKGROUP** | | | | | | | |
| 1. PROGRESS GUNPAI CO., LTD.<br>Tel. 0-2273-3900 Fax. 0-2270-1262 | Bangkok | Services | 200,000 | 200,000 | 100.00 | Ordinary | 14,021,90 |
| 2. PROGRESS PLUS CO.,LTD.<br>Tel. 0-2225-2020 Fax. 0-2225-2021 | Bangkok | Services | 230,000 | 230,000 | 100.00 | Ordinary | 2,298,54 |
| 3. PROGRESS LAND AND BUILDINGS CO., LTD.<br>Tel. 0-2275-1880 Fax. 0-2275-1889 | Bangkok | Real Estate Development | 7,516,000 | 7,516,000 | 100.00 | Ordinary | (387,390 |
| 4. PROGRESS FACILITIES MANAGEMENT CO.,LTD.<br>Tel. 0-2273-3288-91 Fax. 0-2273-3292 | Bangkok | Services | 50,000 | 50,000 | 100.00 | Ordinary | 1,472,80 |

| Company Name | Place | Type of Business | No. of Shares Issued | No. of Shares Held | Percentage Held (Percent) | Type of Shares | Operating Performanc For the Firs Quarter of 2008* (Baht) |
|---|---|---|---|---|---|---|---|
| 5. PROGRESS MANAGEMENT CO.,LTD.<br>Tel. 0-2275-1880 Fax. 0-2275-1889-91 | Bangkok | Services | 60,000 | 60,000 | 100.00 | Ordinary | 913,50 |
| 6. PROGRESS SOFTWARE CO.,LTD.<br>Tel. 0-2225-7900-1 Fax. 0-2225-5654-5 | Bangkok | Services | 100,000 | 100,000 | 100.00 | Ordinary | (9,685,485 |
| 7. PROGRESS STORAGE CO.,LTD.<br>Tel. 0-2273-3833 Fax. 0-2271-4784 | Bangkok | Services | 30,000 | 30,000 | 100.00 | Ordinary | 2,688,44 |
| 8. PROGRESS SERVICE CO.,LTD.<br>Tel. 0-2273-3293-4 Fax. 0-2273-3292 | Bangkok | Services | 20,000 | 20,000 | 100.00 | Ordinary | 3,482,76 |
| 9. PROGRESS H R CO.,LTD.<br>Tel. 0-2270-1070-6 Fax. 0-2270-1068-9 | Bangkok | Services | 10,000 | 10,000 | 100.00 | Ordinary | 2,751,62 |
| 10. PROGRESS SERVICE SUPPORT CO.,LTD.<br>Tel. 0-2470-5420 Fax. 0-2888-8882 | Bangkok | Services | 40,000 | 40,000 | 100.00 | Ordinary | 6,228,86 |
| 11. PROGRESS APPRAISAL CO.,LTD.<br>Tel. 0-2270-6900 Fax. 0-2278-5035 | Bangkok | Services | 5,000 | 5,000 | 100.00 | Ordinary | 5,265,03 |
| 12. PROGRESS COLLECTION CO., LTD.<br>Tel. - Fax. - | Bangkok | Services | 50,000 | 50,000 | 100.00 | Ordinary | (29,000 |
| 13. K-SME VENTURE CAPITAL CO.,LTD.<br>Tel. 0-2693-2333 Fax. 0-2693-2323 | Bangkok | Joint Venture | 20,000,000 | 20,000,000 | 100.00 | Ordinary | (483,344 |
| 14. KHAO KLA VENTURE CAPITAL MANAGEMENT CO.,LTD.**<br>Tel. 0-2693-2333 Fax. 0-2693-2323 | Bangkok | Venture Capital Management | 500,000 | 500,000 | 100.00 | Ordinary | (1,333,154 |
| **Investment in Associated Companies** | | | | | | | |
| 1. PROCESSING CENTER CO.,LTD.<br>Tel. 0-2237-6330-4 Fax. 0-2237-6340 | Bangkok | Services | 100,000 | 30,000 | 30.00 | Ordinary | 157,480,78 |
| 2. RURAL CAPITAL PARTNERS CO.,LTD.<br>Tel. 0-2318-3958 Fax. 0-2718-1850 | Bangkok | Joint Venture | 1,000,000 | 275,000 | 27.50 | Ordinary | (57,298 |
| 3. M GRAND HOTEL CO.,LTD.<br>Tel. - Fax. - | Bangkok | Hotel | 100,000,000 | 20,000,000 | 20.00 | Ordinary | - |

Note: * These operating performance figures are shown in subsidiary and associated companies' financial statements.

** KHAO KLA VENTURE CAPITAL MANAGEMENT CO., LTD. is a subsidiary company of KASIKORN ASSET MANAGEMENT CO., LTD. Since the Bank has fully owned KASIKORN ASSET MANAGEMENT CO., LTD., which holds 100-percent shares in KHAO KLA VENTURE CAPITAL MANAGEMENT CO., LTD., it means that the Bank has indirectly held 100-percent shares in KHAO KLA VENTURE CAPITAL MANAGEMENT CO., LTD.

www.kasikornbankgroup.com
K-Contact Center 0 2888 8888

SEC Mail
Mail Processing
Section

MAY 15 2008

Washington, DC
109

# KASIKORNBANK PUBLIC COMPANY LIMITED

**and Its Subsidiaries**

**Interim financial statements**

**and**

**Review Report of Certified Public Accountant**

**For the three-month period ended**

**31 March 2008**

MN

# Review Report of Certified Public Accountant

## To the Board of Directors of KASIKORNBANK PUBLIC COMPANY LIMITED

I have reviewed the accompanying consolidated and Bank-only balance sheets as at 31 March 2008, and the related statements of income, changes in shareholders' equity and cash flows for the three-month periods ended 31 March 2008 and 2007 of **KASIKORNBANK PUBLIC COMPANY LIMITED** and its subsidiaries, and of **KASIKORNBANK PUBLIC COMPANY LIMITED**, respectively. The Bank's management is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the auditing standard on review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of the Bank personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. I have not performed an audit and, accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my reviews, nothing has come to my attention that causes me to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have previously audited the consolidated and Bank-only financial statements for the year ended 31 December 2007 of **KASIKORNBANK PUBLIC COMPANY LIMITED** and its subsidiaries, and of **KASIKORNBANK PUBLIC COMPANY LIMITED**, respectively, in accordance with generally accepted auditing standards and expressed an unqualified opinion on those financial statements in my report dated 22 February 2008. I have not performed any auditing procedures since that date. The consolidated and Bank-only balance sheets as at 31 December 2007, which are included in the accompanying financial statements for comparative purposes, are components of those financial statements.

I draw your attention to Note 3 to the financial statements regarding the change in accounting policy for goodwill and negative goodwill arising from business combination.

(Thirdthong Thepmongkorn)
Certified Public Accountant
Registration No. 3787

KPMG Phoomchai Audit Ltd.
Bangkok
15 May 2008

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT 31 MARCH 2008 AND 31 DECEMBER 2007

| | | Thousand Baht | | | |
|---|---|---|---|---|---|
| | | Consolidated | | The Bank | |
| | Notes | 31 March 2008 (Unaudited) | 31 December 2007 | 31 March 2008 (Unaudited) | 31 December 2007 |
| ASSETS | | | | | |
| Cash | | 18,455,813 | 18,050,910 | 18,449,388 | 18,050,395 |
| Interbank and money market items | 13 | | | | |
| Domestic items | | | | | |
| Interest bearing | | 89,693,029 | 23,955,521 | 89,755,086 | 23,839,948 |
| Non-interest bearing | | 2,622,556 | 2,068,509 | 2,602,315 | 2,141,353 |
| Foreign items | | | | | |
| Interest bearing | | 3,172,894 | 31,758,253 | 3,172,894 | 31,758,253 |
| Non-interest bearing | | 508,551 | 941,653 | 508,551 | 941,653 |
| Total Interbank and Money Market Items - net | | 95,997,030 | 58,723,936 | 96,038,846 | 58,681,207 |
| Securities purchased under resale agreements | | - | 10,700,000 | - | 10,700,000 |
| Investments | 5,13 | | | | |
| Current investments - net | | 96,183,665 | 55,074,216 | 96,062,108 | 54,873,147 |
| Long-term investments - net | | 34,638,953 | 39,862,884 | 34,566,768 | 39,569,807 |
| Investments in subsidiaries and associated companies - net | | 155,492 | 588,882 | 9,362,177 | 9,357,459 |
| Total Investments - net | | 130,978,110 | 95,525,982 | 139,991,053 | 103,800,413 |
| Loans and accrued interest receivables | 6,7 | | | | |
| Loans | | 799,896,157 | 762,504,957 | 797,154,438 | 761,304,679 |
| Accrued interest receivables | | 1,239,341 | 1,263,007 | 1,210,827 | 1,246,447 |
| Total Loans and Accrued Interest Receivables | | 801,135,498 | 763,767,964 | 798,365,265 | 762,551,126 |
| Less Allowance for doubtful accounts | 8 | (25,613,794) | (24,217,165) | (24,152,252) | (22,616,460) |
| Less Revaluation allowance for debt restructuring | 9 | (1,378,331) | (1,634,566) | (1,377,059) | (1,630,309) |
| Total Loans and Accrued Interest Receivables - net | | 774,143,373 | 737,916,233 | 772,835,954 | 738,304,357 |
| Properties foreclosed - net | | 15,191,067 | 15,365,479 | 11,353,834 | 11,252,507 |
| Customers' liability under acceptances | | 949,507 | 1,461,617 | 949,507 | 1,461,617 |
| Premises and equipment - net | | 25,103,206 | 24,533,967 | 24,270,864 | 23,982,110 |
| Intangible assets - net | | 7,352,904 | 6,818,581 | 6,047,300 | 5,610,639 |
| Derivative revaluation | | 22,631,644 | 10,639,678 | 22,631,644 | 10,639,678 |
| Other assets - net | | 8,719,956 | 14,781,395 | 7,108,402 | 11,666,418 |
| Total Assets | | 1,099,522,610 | 994,517,778 | 1,099,676,792 | 994,149,341 |

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT 31 MARCH 2008 AND 31 DECEMBER 2007

| | Thousand Baht | | | |
|---|---|---|---|---|
| | Consolidated | | The Bank | |
| | 31 March 2008 (Unaudited) | 31 December 2007 | 31 March 2008 (Unaudited) | 31 December 2007 |
| LIABILITIES AND SHAREHOLDERS' EQUITY | | | | |
| Deposits | | | | |
| Deposits in baht | 866,762,926 | 774,692,310 | 867,682,293 | 775,278,057 |
| Deposits in foreign currencies | 8,850,028 | 9,129,598 | 8,850,028 | 9,129,598 |
| Total Deposits | 875,612,954 | 783,821,908 | 876,532,321 | 784,407,655 |
| Interbank and money market items | | | | |
| Domestic items | | | | |
| Interest bearing | 10,833,593 | 11,290,505 | 11,031,054 | 11,423,509 |
| Non-interest bearing | 2,671,885 | 2,611,442 | 2,653,560 | 2,614,103 |
| Foreign items | | | | |
| Interest bearing | 2,122,877 | 92,832 | 2,122,877 | 92,832 |
| Non-interest bearing | 147,579 | 190,268 | 147,579 | 190,268 |
| Total Interbank and Money Market Items | 15,775,934 | 14,185,047 | 15,955,070 | 14,320,712 |
| Liabilities payable on demand | 7,656,579 | 11,116,765 | 7,656,517 | 11,116,765 |
| Borrowings | | | | |
| Short-term borrowings | 36,972,512 | 39,074,887 | 36,884,498 | 38,678,338 |
| Long-term borrowings | 18,753,571 | 19,024,904 | 18,753,571 | 19,024,904 |
| Total Borrowings | 55,726,083 | 58,099,791 | 55,638,069 | 57,703,242 |
| Bank's liability under acceptances | 949,507 | 1,461,617 | 949,507 | 1,461,617 |
| Derivative revaluation | 17,205,023 | 6,593,620 | 17,205,023 | 6,593,620 |
| Other liabilities | 21,204,132 | 19,243,695 | 20,380,064 | 18,410,592 |
| Total Liabilities | 994,130,212 | 894,522,443 | 994,316,571 | 894,014,203 |

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT 31 MARCH 2008 AND 31 DECEMBER 2007

| | | Thousand Baht | | | |
|---|---|---|---|---|---|
| | | Consolidated | | The Bank | |
| | Notes | 31 March 2008 (Unaudited) | 31 December 2007 | 31 March 2008 (Unaudited) | 31 December 2007 |
| Shareholders' equity | | | | | |
| Share capital | 11 | | | | |
| Authorized share capital | | | | | |
| 3,048,614,697 ordinary shares, Baht 10 par value | | 30,486,147 | 30,486,147 | 30,486,147 | 30,486,147 |
| Issued and paid-up share capital | | | | | |
| 2,393,260,193 ordinary shares, Baht 10 par value | | 23,932,602 | | 23,932,602 | |
| 2,388,202,317 ordinary shares, Baht 10 par value | | | 23,882,023 | | 23,882,023 |
| Premium on ordinary shares | | 18,103,110 | 18,012,979 | 18,103,110 | 18,012,979 |
| Appraisal surplus on asset revaluation | | 9,708,212 | 9,741,701 | 9,708,212 | 9,741,701 |
| Revaluation surplus on investments | 5 | 1,415,275 | 568,261 | 1,413,847 | 567,324 |
| Retained earnings | | | | | |
| Appropriated | | | | | |
| Legal reserve | | 2,920,000 | 2,920,000 | 2,920,000 | 2,920,000 |
| Unappropriated | | 49,313,150 | 44,870,321 | 49,282,450 | 45,011,111 |
| Total equity attributable to the Company's shareholders | | 105,392,349 | 99,995,285 | 105,360,221 | 100,135,138 |
| Minority interests | | 49 | 50 | - | - |
| Total Shareholders' Equity | | 105,392,398 | 99,995,335 | 105,360,221 | 100,135,138 |
| Total Liabilities and Shareholders' Equity | | 1,099,522,610 | 994,517,778 | 1,099,676,792 | 994,149,341 |
| Off-balance sheet items - contingencies | 14 | | | | |
| Aval to bills and guarantees of loans | | 1,690,343 | 1,142,268 | 1,690,343 | 1,142,268 |
| Liability under unmatured import bills | | 5,851,182 | 5,674,258 | 5,851,182 | 5,674,258 |
| Letters of credit | | 26,718,527 | 20,496,881 | 26,718,527 | 20,496,881 |
| Other contingencies | | 1,932,156,076 | 1,703,175,812 | 1,931,990,093 | 1,702,844,825 |

(Pol.Gen. Pow Sarasin)
Vice Chairman

(Dr.Prasarn Trairatvorakul)
President

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
STATEMENTS OF INCOME
FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2008 AND 2007
(UNAUDITED)

| | | Thousand Baht | | | |
|---|---|---|---|---|---|
| | | Consolidated | | The Bank | |
| | Notes | 2008 | 2007 | 2008 | 2007 |
| Interest and dividend income | | | | | |
| Loans | | 11,981,352 | 11,582,656 | 12,204,867 | 11,710,448 |
| Interbank and money market items | | 556,431 | 1,054,527 | 555,449 | 1,059,609 |
| Finance lease | | 405,903 | 214,525 | - | - |
| Investments | | 974,597 | 1,259,612 | 1,043,776 | 1,399,441 |
| Total Interest and Dividend Income | | 13,918,283 | 14,111,320 | 13,804,092 | 14,169,498 |
| Interest expense | | | | | |
| Deposits | | 3,131,379 | 4,803,403 | 3,131,192 | 4,814,246 |
| Interbank and money market items | | 59,414 | 62,313 | 59,951 | 67,225 |
| Short-term borrowings | | 258,552 | 165,882 | 263,466 | 171,205 |
| Long-term borrowings | | 249,302 | 256,287 | 249,302 | 256,287 |
| Total Interest Expense | | 3,698,647 | 5,287,885 | 3,703,911 | 5,308,963 |
| Net income from interest and dividends | | 10,219,636 | 8,823,435 | 10,100,181 | 8,860,535 |
| Bad debts and doubtful accounts | | 1,424,949 | 928,905 | 1,446,556 | 956,869 |
| Loss on debt restructuring | | 450,940 | 76,621 | 428,118 | 68,177 |
| Net income from interest and dividends after bad debts and doubtful accounts and loss on debt restructuring | | 8,343,747 | 7,817,909 | 8,225,507 | 7,835,489 |
| Non-interest income | | | | | |
| Gain on investments | 5 | 778,462 | 400,396 | 754,640 | 390,835 |
| Share of profit from investments on equity method | 5 | 14,171 | 36,928 | - | - |
| Fees and service income | | | | | |
| Acceptances, aval and guarantees | | 300,621 | 224,691 | 300,621 | 202,635 |
| Others | | 3,588,767 | 2,662,952 | 3,131,166 | 2,428,585 |
| Gain on exchanges | | 881,528 | 609,791 | 881,058 | 609,791 |
| Other income | | 264,661 | 270,352 | 180,469 | 181,349 |
| Total Non-interest Income | | 5,828,210 | 4,205,110 | 5,247,954 | 3,813,195 |
| Non-interest expenses | | | | | |
| Personnel expenses | | 2,789,672 | 2,114,704 | 2,405,919 | 1,963,860 |
| Premises and equipment expenses | | 1,601,799 | 1,387,076 | 1,665,908 | 1,385,245 |
| Taxes and duties | | 541,512 | 594,904 | 529,958 | 581,733 |
| Fees and service expenses | | 1,001,690 | 656,389 | 976,318 | 611,720 |
| Directors' remuneration | | 14,159 | 13,872 | 12,659 | 12,372 |
| Contributions to Financial Institutions Development Fund | | 791,196 | 754,922 | 791,196 | 754,922 |
| Other expenses | | 1,004,005 | 973,712 | 928,921 | 866,765 |
| Total Non-interest Expenses | | 7,744,033 | 6,495,579 | 7,310,879 | 6,176,617 |
| Income before income tax | | 6,427,924 | 5,527,440 | 6,162,582 | 5,472,067 |
| Income tax expense | | 1,989,985 | 1,650,645 | 1,924,732 | 1,617,659 |
| Net income | | 4,437,939 | 3,876,795 | 4,237,850 | 3,854,408 |
| Net income attributable to: | | | | | |
| Equity holders of the Bank | | 4,437,938 | 3,876,795 | 4,237,850 | 3,854,408 |
| Minority interest | | 1 | - | - | - |
| | | 4,437,939 | 3,876,795 | 4,237,850 | 3,854,408 |
| Basic earnings per share (Baht) | 11 | 1.85 | 1.62 | 1.77 | 1.62 |
| Weighted average number of ordinary shares (shares) | 11 | 2,392,759,964 | 2,386,112,526 | 2,392,759,964 | 2,386,112,526 |

(Pol.Gen. Pow Sarasin)
Vice Chairman

(Dr.Prasarn Trairatvorakul)
President

The accompanying notes are an integral part of these financial statements.

**KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES**
**STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY**
**FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2008 AND 2007**
**(UNAUDITED)**

Thousand Baht

| | Consolidated | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Issued and Paid-up Share Capital | Premium on Share Capital | Appraisal Surplus on Asset Revaluation | Revaluation (Deficit) Surplus on Investments | Retained Earnings: Appropriated Legal Reserve | Retained Earnings: Unappropriated | Total equity attributable to the Company's shareholders | Minority Interests | Total |
| **Balance as of 31 December 2006** | 23,821,477 | 17,903,743 | 9,883,084 | ( 156,538) | 2,160,000 | 34,626,533 | 88,238,299 | 19 | 88,238,318 |
| Appraisal surplus on asset revaluation | - | - | (34,622) | - | - | 34,622 | - | - | - |
| Others | - | - | - | - | - | 35,093 | 35,093 | - | 35,093 |
| Revaluation surplus on investments | - | - | - | 1,570,447 | - | - | 1,570,447 | - | 1,570,447 |
| **Net gain (loss) not recognised in the statement of income** | - | - | (34,622) | 1,570,447 | - | 69,715 | 1,605,540 | - | 1,605,540 |
| Ordinary shares | 44,604 | - | - | - | - | - | 44,604 | - | 44,604 |
| Premium on ordinary shares | - | 80,827 | - | - | - | - | 80,827 | - | 80,827 |
| Net income | - | - | - | - | - | 3,876,795 | 3,876,795 | - | 3,876,795 |
| Others | - | - | - | - | - | - | - | 22 | 22 |
| **Ending balance as of 31 March 2007** | 23,866,081 | 17,984,570 | 9,848,462 | 1,413,909 | 2,160,000 | 38,573,043 | 93,846,065 | 41 | 93,846,106 |
| **Balance as of 31 December 2007** | 23,882,023 | 18,012,979 | 9,741,701 | 568,261 | 2,920,000 | 44,870,321 | 99,995,285 | 50 | 99,995,335 |
| Appraisal surplus on asset revaluation | - | - | (33,489) | - | - | 33,489 | - | - | - |
| Others | - | - | - | - | - | (28,598) | (28,598) | - | (28,598) |
| Revaluation surplus on investments | - | - | - | 847,014 | - | - | 847,014 | - | 847,014 |
| **Net gain (loss) not recognised in the statement of income** | - | - | ( 33,489) | 847,014 | - | 4,891 | 818,416 | - | 818,416 |
| Ordinary shares | 50,579 | - | - | - | - | - | 50,579 | - | 50,579 |
| Premium on ordinary shares | - | 90,131 | - | - | - | - | 90,131 | - | 90,131 |
| Net income | - | - | - | - | - | 4,437,938 | 4,437,938 | 1 | 4,437,939 |
| Others | - | - | - | - | - | - | - | (2) | (2) |
| **Ending balance as of 31 March 2008** | 23,932,602 | 18,103,110 | 9,708,212 | 1,415,275 | 2,920,000 | 49,313,150 | 105,392,349 | 49 | 105,392,398 |

The accompanying notes are an integral part of these financial statements.

**KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES**

**STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY**

**FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2008 AND 2007**

**(UNAUDITED)**

| | Thousand Baht | | | | | | |
|---|---|---|---|---|---|---|---|
| | The Bank | | | | | | |
| | Issued and Paid-up Share Capital | Premium on Share Capital | Appraisal Surplus on Asset Revaluation | Revaluation (Deficit) Surplus on Investments | Retained Earnings: Appropriated Legal Reserve | Retained Earnings: Unappropriated | Total |
| **Balance as of 31 December 2006** | 23,821,477 | 17,903,743 | 9,883,084 | ( 159,690) | 2,160,000 | 34,809,408 | 88,418,022 |
| Appraisal surplus on asset revaluation | - | - | (34,622) | - | - | 34,622 | - |
| Revaluation surplus on investments | - | - | - | 1,572,962 | - | - | 1,572,962 |
| **Net gain (loss) not recognised in the statement of income** | - | - | (34,622) | 1,572,962 | - | 34,622 | 1,572,962 |
| Ordinary shares | 44,604 | - | - | - | - | - | 44,604 |
| Premium on ordinary shares | - | 80,827 | - | - | - | - | 80,827 |
| Net income | - | - | - | - | - | 3,854,408 | 3,854,408 |
| **Ending balance as of 31 March 2007, restated** | 23,866,081 | 17,984,570 | 9,848,462 | 1,413,272 | 2,160,000 | 38,698,438 | 93,970,823 |
| **Balance as of 31 December 2007** | 23,882,023 | 18,012,979 | 9,741,701 | 567,324 | 2,920,000 | 45,011,111 | 100,135,138 |
| Appraisal surplus on asset revaluation | - | - | (33,489) | - | - | 33,489 | - |
| Revaluation surplus on investments | - | - | - | 846,523 | - | - | 846,523 |
| **Net gain (loss) not recognised in the statement of income** | - | - | (33,489) | 846,523 | - | 33,489 | 846,523 |
| Ordinary shares | 50,579 | - | - | - | - | - | 50,579 |
| Premium on ordinary shares | - | 90,131 | - | - | - | - | 90,131 |
| Net income | - | - | - | - | - | 4,237,850 | 4,237,850 |
| **Ending balance as of 31 March 2008** | 23,932,602 | 18,103,110 | 9,708,212 | 1,413,847 | 2,920,000 | 49,282,450 | 105,360,221 |

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2008 AND 2007

(UNAUDITED)

| | | Thousand Baht | | | |
|---|---|---|---|---|---|
| | | Consolidated | | The Bank | |
| | Notes | 2008 | 2007 | 2008 | 2007 |
| CASH FLOWS FROM OPERATING ACTIVITIES | | | | | |
| Net income | | 4,437,939 | 3,876,795 | 4,237,850 | 3,854,408 |
| Add (Less) Adjustments to reconcile net income to net | | | | | |
| cash from operating activities | | | | | |
| Depreciation and amortization | | 1,000,519 | 465,332 | 583,372 | 439,352 |
| Bad debts and doubtful accounts | | 1,424,948 | 928,905 | 1,446,556 | 956,869 |
| Loss on debt restructuring | | 450,940 | 76,621 | 428,118 | 68,177 |
| Interest income from amortization of revaluation allowance for debt restructuring | | (27,806) | (43,266) | (26,555) | (32,088) |
| Gain on foreign exchange translation of long-term borrowings | | (449,938) | (203,621) | (449,938) | (203,621) |
| Loss (gain) on revaluation of investments | | 26,666 | (74,098) | 26,666 | (74,098) |
| Loss (reversal) on impairment of investments in securities | | 12,011 | (256) | 15,911 | (256) |
| Amortization of goodwill | | - | 35,902 | - | - |
| Gain on disposal of securities for investment | | (156,157) | (196,953) | (127,619) | (190,050) |
| Gain on disposal of general investments | | (562,925) | - | (562,925) | - |
| (Discount) premium amortization on debt instruments | | (297,790) | 7,528 | (297,822) | 10,462 |
| Loss on impairment of investments in receivables | | 19,406 | 86,644 | - | 81,910 |
| Loss on impairment of foreclosed properties | | 93,286 | 116,282 | - | 94,282 |
| Loss (reversal) on impairment of other assets | | 5,660 | (349) | 92,594 | - |
| Loss on impaiment of intangible assets | | - | - | 6,125 | - |
| Gain on disposal of premises and equipment | | (219) | (8,879) | (150) | (2,279) |
| Loss on transfer of financial assets | | - | 5,930 | - | - |
| Share of profit from investments on equity method | | (14,171) | (36,928) | - | - |
| Dividend income from associated companies | | 9,450 | 5,100 | - | - |
| Effect from full consolidation | 1,5 | 426,702 | - | - | - |
| Amortization of discount on promissory note receivables | | (5,629) | - | (2,452) | - |
| Amortization of discount on debentures | | 806 | 888 | 806 | 888 |
| Increase (decrease) in other accrued expenses | | 1,024,815 | 972,632 | (562,195) | (245,805) |
| (Decrease) increase in other reserves | | (22,938) | 166,560 | (22,938) | 166,559 |
| | | 7,395,575 | 6,180,769 | 4,785,404 | 4,924,710 |
| Net income from interest and dividends | | (10,219,635) | (8,823,435) | (10,100,181) | (8,860,535) |
| Income tax expense | | 1,989,985 | 1,650,645 | 1,924,732 | 1,617,659 |
| Proceeds from interest and dividends | | 14,428,400 | 14,056,598 | 14,322,712 | 14,109,901 |
| Interest paid | | ( 3,237,066) | ( 4,626,205) | ( 3,240,657) | ( 4,657,555) |
| Income tax paid | | ( 116,470) | ( 75,961) | ( 81,900) | ( 63,392) |
| Net income from operations before changes in operating assets and liabilities | | 10,240,789 | 8,362,411 | 7,610,110 | 7,070,788 |
| (Increase) decrease in operating assets | | | | | |
| Interbank and money market items (assets) | | (37,549,750) | 664,721 | (37,634,297) | 639,698 |
| Securities purchased under resale agreements | | 10,700,000 | 10,500,000 | 10,700,000 | 10,500,000 |
| Investment for trading | | (6,165,074) | (12,725,732) | (6,165,074) | (12,725,733) |
| Loans | | (38,901,521) | (8,939,513) | (37,057,898) | (8,426,033) |
| Properties foreclosed | | 908,477 | 1,164,725 | 557,785 | 712,167 |
| Other assets | | (5,601,572) | (2,286,458) | (7,110,823) | (1,756,782) |

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2008 AND 2007

(UNAUDITED)

| | | Thousand Baht | | | |
|---|---|---|---|---|---|
| | | Consolidated | | The Bank | |
| | Notes | 2008 | 2007 | 2008 | 2007 |
| Increase (decrease) in operating liabilities | | | | | |
| Deposits | | 91,791,046 | 22,569,680 | 92,124,666 | 22,318,077 |
| Interbank and money market items (liabilities) | | 1,590,887 | (2,686,046) | 1,634,358 | (2,705,162) |
| Liabilities payable on demand | | (3,460,186) | (1,100,086) | (3,460,248) | (1,100,086) |
| Short-term borrowings | | (2,102,375) | (19,340,324) | (1,793,840) | (19,365,010) |
| Other liabilities | | 9,251,150 | (1,533,936) | 10,895,106 | (476,011) |
| Net Cash Provided by (Used in) Operating Activities | | 30,701,871 | ( 5,350,558) | 30,299,845 | ( 5,314,087) |
| CASH FLOWS FROM INVESTING ACTIVITIES | | | | | |
| Proceeds from disposal of available for sale investments | | 23,768,590 | 19,138,829 | 23,763,487 | 19,126,959 |
| Proceeds from redemption of held to maturity debt instruments | | 910,544 | 1,304,049 | 645,544 | 1,139,049 |
| Proceeds from disposal of general investments | | 17,156 | 47,701 | 16,281 | 46,003 |
| Proceeds from collection of investments in receivables | | 231,681 | 10,890 | 2,389 | 7,995 |
| Purchase of available for sale investments | | (53,244,619) | (13,428,905) | (53,139,047) | (13,423,905) |
| Purchase of held to maturity debt instruments | | (157,540) | (582,635) | (157,540) | (582,635) |
| Purchase of general investments | | (1,654) | - | (6,654) | - |
| Proceeds from disposal of premises and equipment | | 239 | 9,083 | 150 | 2,281 |
| Purchase of premises and equipment | | (1,167,118) | (750,368) | (686,661) | (604,928) |
| Purchase of intangible assets | | (972,756) | (904,922) | (657,310) | (903,635) |
| Net Cash (Used in) Provided by Investing Activities | | (30,615,477) | 4,843,722 | (30,219,361) | 4,807,184 |
| CASH FLOWS FROM FINANCING ACTIVITIES | | | | | |
| Increase in long-term borrowings | | 177,799 | 53,898 | 177,799 | 53,898 |
| Increase in share capital | | 50,579 | 44,604 | 50,579 | 44,604 |
| Increase in premium on share capital | | 90,131 | 80,827 | 90,131 | 80,827 |
| Net Cash Provided by Financing Activities | | 318,509 | 179,329 | 318,509 | 179,329 |
| Net increase (decrease) in cash and cash equivalents | | 404,903 | (327,507) | 398,993 | (327,574) |
| Cash and cash equivalents at beginning of the period | 4 | 18,050,910 | 17,857,259 | 18,050,395 | 17,856,736 |
| Cash and cash equivalents at end of the period | 4 | 18,455,813 | 17,529,752 | 18,449,388 | 17,529,162 |

The accompanying notes are an integral part of these financial statements.

| Note | Contents | Page |
|---|---|---|

These notes form an integral part of the financial statements.

## 1 GENERAL INFORMATION

KASIKORNBANK PUBLIC COMPANY LIMITED, ("the Bank"), is a registered public company located in the Kingdom of Thailand and listed on the Stock Exchange of Thailand. The registered office of the Bank is at 1 Soi Kasikornthai, Ratburana Road, Bangkok.

The principal activity of the Bank is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and certain major parts of the world. As of 31 March 2008 and 31 December 2007, the Bank had a total staff of 12,464 and 12,320 persons, respectively.

The consolidated financial statements of the Bank consist of the Bank and its subsidiaries. Details of the Bank's subsidiaries are as follows:

| | % Shareholding of the Bank Directly and Indirectly | | |
|---|---|---|---|
| | 31 March 2008 | 31 December 2007 | 31 March 2007 |
| Phethai Asset Management Co., Ltd. ("Phethai-AMC") | 100.00 | 100.00 | 100.00 |
| Kasikorn Research Center Co., Ltd. ("KResearch") | 100.00 | 100.00 | 100.00 |
| Kasikorn Asset Management Co., Ltd. ("KAsset") | 100.00 | 100.00 | 100.00 |
| Kasikorn Securities Public Co., Ltd. ("KSecurities") | 99.99 | 99.99 | 99.99 |
| Kasikorn Factoring Co., Ltd. ("KFactoring") | 100.00 | 100.00 | 100.00 |
| Kasikorn Leasing Co., Ltd. ("KLeasing") | 100.00 | 100.00 | 100.00 |
| Progress Land and Buildings Co., Ltd. ("PLB") | 100.00 | 100.00 | 100.00 |
| KHAO KLA Venture Capital Management Co., Ltd. ("KHAO KLA") * | 100.00 | 100.00 | - |
| K-SME Venture Capital Co., Ltd. ("K-SME") | 100.00 | 100.00 | - |
| Progress Gunpai Co., Ltd. | 100.00 | 100.00 | 100.00 |
| Progress Plus Co., Ltd. | 100.00 | 100.00 | 100.00 |
| Progress Facilities Management Co., Ltd. | 100.00 | 100.00 | 100.00 |
| Progress Management Co., Ltd. | 100.00 | 100.00 | 100.00 |
| Progress Software Co., Ltd. | 100.00 | 100.00 | 100.00 |
| Progress Storage Co., Ltd. | 100.00 | 100.00 | 100.00 |
| Progress Service Support Co., Ltd. | 100.00 | 100.00 | 100.00 |
| Progress Service Co., Ltd. | 100.00 | 100.00 | 100.00 |
| Progress HR Co., Ltd. | 100.00 | 100.00 | 100.00 |
| Progress Appraisal Co., Ltd. | 100.00 | 100.00 | 100.00 |
| Progress Collection Co., Ltd. | 100.00 | - | - |

* Kasikorn Asset Management Co., Ltd. directly and indirectly holds 100% shares in KHAO KLA Venture Capital Management Co., Ltd.

Phethai Asset Management Company Limited is a company registered in the Kingdom of Thailand on 24 September 1999, was approved by the Bank of Thailand (BoT) on 13 October 1999 to register as an asset management company under the Ministerial Regulation (B.E. 2541) issued with regard to the provisions of the Asset Management Company Act (B.E. 2541). The company is located at 252/6 Muang Thai-Phatra Tower 1, Floor 13-14, Ratchadaphisek Road, Huaykwang, Bangkok and was established with the objective of managing substandard assets transferred from the Bank.

Kasikorn Research Center Company Limited is a company which was registered in the Kingdom of Thailand on 16 December 1994, and is located at 400/22 Kasikornbank Building, Floor 9, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main business is to support the Bank with research work and public relations.

Kasikorn Asset Management Company Limited is a company which was registered in the Kingdom of Thailand on 18 March 1992 and is located at 252/6 Muang Thai-Phatra Tower 1, Floor 30 - 32, Ratchadaphisek Road, Huaykwang, Bangkok. The company's main business is assets and funds management.

Kasikorn Securities Public Company Limited is a company which was registered in the Kingdom of Thailand on 13 August 1974, and is located at 400/22 Kasikornbank Building, Floor 19, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main businesses are securities and investment banking.

Kasikorn Factoring Company Limited is a company which was registered in the Kingdom of Thailand on 9 July 1990, and is located at 252/20 Muang Thai-Phatra Tower 1, Floor 16, Ratchadapisek Road, Huaykwang, Bangkok. The company was established to furnish commercial financial services to businesses and provide factoring, finance leases, operating leases and hire purchases.

Kasikorn Leasing Company Limited is a company which was registered in the Kingdom of Thailand on 24 December 2004, and is located at 400/22 Kasikornbank Building, Floor 17, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main businesses are leasing and hire purchases.

Progress Land and Buildings Company Limited is a company which was registered in the Kingdom of Thailand on 18 November 1999, and is located at 252/9 Muang Thai-Phatra Tower 1, Floor 5, Ratchadapisek Road, Huaykwang, Bangkok. The company was established to receive, manage and sell properties that have been foreclosed as well as the premises of Phatra Thanakit Public Company Limited.

KHAO KLA Venture Capital Management Company Limited is a company which was registered in the Kingdom of Thailand on 26 July 2007, and is located at 252/38 Muang Thai-Phatra Tower 1, Floor 30, Ratchadapisek Road, Huaykwang, Bangkok. The company's main business is securities investment management.

K-SME Venture Capital Company Limited is a company which was registered in the Kingdom of Thailand on 12 October 2007, and is located at 252/38 Muang Thai-Phatra Tower 1, Floor 30, Ratchadapisek Road, Huaykwang, Bangkok. The company's main business is venture capital.

Progress Gunpai Company Limited is a company which was registered in the Kingdom of Thailand on 28 April 1997, and is located at 400/22 Kasikornbank Building, Floor 9, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main businesses are to provide transportation service of cash and valuable assets to Bank, including cash count service, packing and change of cash to Automatic Teller Machine.

Progress Plus Company Limited is a company which was registered in the Kingdom of Thailand on 3 July 1995, and is located at 306 Suapa Road, Pomprab, Pomprab-satrupai, Bangkok. The company's main businesses are to deal in the business of agency/brokerage sales of inventories and/or service, contractor, particularly office stationery, printing matters and other goods.

Progress Facilities Management Company Limited is a company which was registered in the Kingdom of Thailand on 17 November 1999, and is located at 400/22 Kasikornbank Building, Floor 9, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main business is to provide building management services to the Bank and related parties.

Progress Management Company Limited is a company which was registered in the Kingdom of Thailand on 22 June 1998, and is located at 252/9 Muang Thai-Phatra Tower 1, Floor 5, Ratchadapisek Road, Huaykwang, Bangkok. The company's main business is engaged as the custodian and management of assets, received from debt settlement of the Bank including related parties' assets which have been transferred in, in order to keep these assets in good condition for sale or rent.

Progress Software Company Limited is a company which was registered in the Kingdom of Thailand on 16 March 1993, and is located at 306 Suapa Road, Pomprab, Pomprab-satrupai, Bangkok. The company's main business is to render the service of designing program computer, training usage of program computer and computer.

Progress Storage Company Limited is a company which was registered in the Kingdom of Thailand on 25 May 2001, and is located at 400/22 Kasikornbank Building, Floor 9, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main business is to provide inventory management services, used as collateral for bank loan.

Progress Services Support Company Limited is a company which was registered in the Kingdom of Thailand on 11 January 2006, and is located at 1 Kasikornbank Building, Soi Kasikornthai, Ratburana Road, Bangkok. The company's main business is to provide information relating the Bank's products and services through customer relationship channels, including selling and marketing via telephone banking.

Progress Services Company Limited is a company which was registered in the Kingdom of Thailand on 17 November 1999, and is located at 400/22 Kasikornbank Building, Floor 9, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main business is to provide drivers , security guards , cleaners and other related services for the Bank and related parties.

Progress HR Company Limited is a company which was registered in the Kingdom of Thailand on 25 November 2004, and is located at 1019/15 Kasikornbank Building, Sanampao Branch, Floor 2-3, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company main business is to provide outsource employees services to the Bank and related parties.

Progress Appraisal Company Limited is a company which was registered in the Kingdom of Thailand on 10 February 1997, and is located at 252, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main business is to appraise the assets.

Progress Collection Company Limited is a company which was registered in the Kingdom of Thailand on 20 March 2008, and is located at 1 Kasikornbank Building, Soi Kasikornthai, Ratburana Road, Bangkok. The company's main businesses are collection and debt restructuring for consumer and corporate loans of the Bank and its subsidiaries.

The consolidated financial statements for the three-month period ended 31 March 2007 and for the year ended 31 December 2007 exclude the financial statements of subsidiaries whose financial statements are not material to the Bank.

The consolidated financial statements for the three-month period ended 31 March 2008 include all financial statements of the Bank's subsidiaries. (See impact of full consolidation in note 5)

The consolidated and the Bank only financial statements include the accounts of all branches; domestic and outside Thailand. Interbranch transactions have been eliminated.

## 2 BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

The consolidated and Bank-only financial statements are prepared in accordance with the regulations of the Stock Exchange of Thailand (SET), dated 22 January 2001, regarding the "Preparation and Filing of Financial Statements and Reports Concerning the Financial Status and Results of Business Operations of Listed Companies" (B.E. 2544), and with the Bank of Thailand (BoT) directive dated 10 May 2001, prescribing the format for balance sheets and profit and loss accounts for commercial banks and in accordance with Thai Accounting Standards ("TAS") including related interpretations and guidelines promulgated by the Federation of Accounting Professions and in conformity with generally accepted accounting principles in Thailand.

The financial statements are presented in Thai Baht, rounded to nearest thousand or million unless otherwise stated and are prepared under the historical cost basis except as disclosed in the accounting policies.

The financial statements issued for Thai reporting purposes are prepared in the Thai language. This English translation of the financial statements has been prepared for the convenience of readers not conversant with the Thai language.

The preparation of financial statements in conformity with TAS and generally accepted accounting principles in Thailand requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying amounts of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions used in the preparation of these financial statements are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

## 3 SIGNIFICANT ACCOUNTING POLICIES

### 3.1 Basis of consolidation

The consolidated financial statements comprise the Bank, its subsidiaries (together referred to as "the Group") and its interest in associates. Significant intra-group transactions between the Bank and its subsidiaries are eliminated on consolidation.

*Subsidiaries*

Subsidiaries are those entities controlled by the Bank. Control exists when the Bank has the power, directly and indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

*Associates*

Associates are those entities in which the Bank has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Bank's share of the total recognized gains and losses of associates on an equity accounting basis, from the date that significant influence commences until the date that significant influence ceases. When the Bank's share of losses exceeds its interest in an associate, the Bank's carrying amount of investment is reduced to nil and recognition of further losses is discontinued except to the extent that the Bank has incurred legal or constructive obligations or made payments on behalf of an associate.

*Business combinations*

Business combinations are accounted for using the purchase method. The cost of an acquisition is measured at the fair value of the assets given at the date of exchange, plus cost directly attributable to the acquisition.

### 3.2 New and revised Thai Accounting Standards

In 2008, the Bank and its subsidiaries adopted the following new and revised Thai Accounting Standards (TAS) which are relevant to their operations:

| | |
|---|---|
| TAS 25 (revised 2007) | *Cash Flow Statements* |
| TAS 29 (revised 2007) | *Leases* |
| TAS 35 (revised 2007) | *Presentation of Financial Statements* |
| TAS 39 (revised 2007) | *Accounting Policies, Changes in Accounting Estimates and Errors* |
| TAS 41 (revised 2007) | *Interim Financial Reporting* |
| TAS 43 (revised 2007) | *Business Combinations* |
| TAS 51 | *Intangible Assets* |

The adoption of these new and revised TAS does not how any material impact on the consolidated and the Bank–only financial statements, except for the change in accounting policy discussed in Note 3.3 to the financial statements in respect of goodwill and negative goodwill arising from business combination.

### 3.3 Change in accounting policy

The following change of accounting policy by the Group has no effect on the Bank-only financial statements.

Until 31 December 2007, the Group accounted for goodwill and negative goodwill arising from a business combination at cost less accumulated amortisation and impairment losses. Amortisation was charged to the statement of income over the estimated useful life of 10 years.

During 2007, the Federation of Accounting Professions issued Thai Accounting Standard (TAS) 43 (revised 2007) "Business Combinations" which is effective for accounting periods beginning on or after 1 January 2008. TAS 43 (revised 2007) requires that the acquirer shall, at the acquisition date, recognise goodwill acquired in a business combination as an asset at cost. After initial recognition, goodwill shall be measured at cost less any accumulated impairment losses. Transitional provisions shall be applied to any goodwill carried in the financial statements at the beginning of the first annual accounting period beginning on or after 1 January 2008 that arose from a business combination for which the agreement date was before 1 January 2008. The transitional provisions are to discontinue amortising such goodwill; eliminate the carrying amount of the related accumulated amortisation with a corresponding decrease in goodwill; and from the beginning of the first annual period beginning on or after 1 January 2008 test all goodwill arising from business combinations for impairment in accordance with TAS 36 "Impairment of Assets".

TAS 43 (revised 2007) also requires that any excess of the acquirer's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over cost, commonly referred to as "negative goodwill", shall be recognised immediately in profit or loss. Transitional provisions shall be applied to any negative goodwill carried in the financial statements at the beginning of the first annual accounting period beginning on or after 1 January 2008 that arose from a business combination for which the agreement date was before 1 January 2008. The transitional provisions are to derecognise such negative goodwill at the beginning of that period, with a corresponding adjustment to the opening balance of retained earnings.

The Group has, accordingly, changed its accounting policy for goodwill and negative goodwill as discussed above. The financial statements for the year ended 31 December 2007 have not been affected by this change in accounting policy. The effect of the change in accounting policy on the Group's consolidated financial statements for the three-month period ended 31 March 2008 is to reduce the charge to the statement of income resulting from the amortisation of goodwill that would have been recognised under the previous accounting policy by approximately Baht 35.9 million, with a corresponding increase in reported profit for the period. Management has determined that there is no impairment in the carrying value of goodwill as at 31 March 2008.

### 3.4 Cash and cash equivalents

Cash and cash equivalents represent cash in hand and cash items in the process of collection.

### 3.5 Investments

*Investments in subsidiaries and associates*

Investments in subsidiaries and associates in the Bank-only financial statements are accounted for using the cost method.

*Investments in other debt and equity securities*

Investments in debt instruments or marketable equity securities held for trading are classified as trading investments and are stated at fair value, with any resultant gain or loss being recognized in the statement of income.

Investments in debt instruments that the Bank and its subsidiaries intend and are able to hold to maturity are classified as held-to-maturity investments and are stated at amortized cost after deduction of allowance for impairment. The difference between the acquisition cost and redemption value of such debt securities is amortized using the effective interest rate method over the period to maturity.

Investments in debt instruments or marketable equity securities other than those securities held for trading or intended to be held to maturity are classified as available-for-sale investments and are stated at fair value with any resultant gain or loss being recognized directly in equity. The exceptions are impairment losses and foreign exchange gains and losses, which are recognized in the statement of income. When these investments are derecognized, the cumulative gain or loss previously recognized directly in equity is accounted for in the statement of income. Where these investments are interest-bearing, interest calculated using the effective interest rate method is recognized in the statement of income.

Investments in non-marketable equity securities that are not investments in subsidiaries or associated companies are stated at cost, after deduction of allowance for impairment.

Investments in receivables are stated at acquisition cost after deducting the allowance for impairment. When debt restructuring is required, the balance is recorded as a loan at fair value, in accordance with the transfer of financial asset accounting procedure. The difference between the book value and the fair value is recognized as gain or loss on transfer of financial assets in the statement of income.

An impairment review for investments is carried out when there is a factor indicating that an investment might be impaired. Losses on impairment for all classifications of investments are charged to the statement of income.

Interest and dividend income from investments is recognized on an accrual basis. Gains or losses on sales of securities are recognized in the statement of income upon disposal. Interest income from investments in receivables is recognized by using the effective yield method.

Investments in marketable equity securities classified as trading investments and available-for-sale investments are stated at fair value based on the last Stock Exchange of Thailand (SET) bid prices as of the end of the period.

Investments in marketable unit trusts classified as trading investments and available-for-sale investments are stated at fair value based on the net assets value as of the end of the period.

Investments in government securities and state enterprise securities guaranteed by the government, classified as trading investments or available-for-sale investments, are stated at fair value based on the Thai Bond Market Association Government Bond Yield Curve as of the end of the period. State enterprise securities not guaranteed by the government and private debt instruments are stated at fair value based on bid prices from the Thai Bond Market Association as of the end of the period. If not available, the Government Bond Yield for the same period, adjusted by an appropriate risk premium, is used.

*Disposal of investments*

On disposal of an investment, the difference between net disposal proceeds and the carrying amount together with the associated cumulative gain or loss that was reported in equity is recognized in the statement of income.

Cost of investments sold is calculated by using the weighted average method.

**3.6 Loans**

Except in case of loans affected through overdraft agreements, loans represent only principal amounts. Unearned discounts received in advance are presented as a reduction in loans.

**3.7 Allowance for doubtful accounts**

Allowance for doubtful accounts is determined through methods based on the Bank of Thailand's regulations and based on the Bank's estimated loan loss. The allowance for non-performing loans has been specifically determined by the natures of loans and the related factors such as payment ability, collateral, historical loss and estimated loss, etc. The allowance for performing loans has been assessed based upon general related factors such as historical loss, credit risk, economic conditions and management experience, etc. For corporate loans, the allowance is determined on a case by case basis while the allowance for retail loans is determined on portfolio basis with similar risk characteristics.

Based on BoT's regulations, with amended criteria in accordance with International Accounting Standards No. 39 (IAS 39) dated 7 December 2006, the Bank and certain subsidiaries have classified their loan portfolios into six categories, primarily based on the non-accrual period. For loans classified as pass and special-mention, the calculation of allowances for doubtful accounts is based on the regulatory minimum percentage requirement, taking into consideration the collateral value, where the collateral type and date of the latest appraisal are qualifying factors. For loans classified as sub-standard, doubtful and doubtful of loss, the allowances on these accounts will be set at 100 percent for the difference between the outstanding book value of the debt and the present value of future cashflows expected to be received or the expected proceeds from the disposal of collateral in accordance with the BoT's regulations.

**3.8 Troubled debt restructuring**

The Bank and the asset management subsidiary record foreclosed assets acquired from troubled debt restructuring at fair value up to the legal claim for the debt, including interest receivable. Where restructuring a loan involves modification of its terms, the present value of the expected future cash collections is calculated by using discount rates equivalent to the market rates of interest at the time of restructuring. The difference between the present value of the future cash flows expected to be received and the outstanding balances of investment in loans is recorded in the revaluation allowance for debt restructuring. This revaluation allowance for debt restructuring is amortized to the statement of income according to the amounts received over the remaining period of the debt-restructuring contracts except for restructured loans with a high probability of default on their contractual obligations and agreement. In this latter case, the Bank will stop amortizing to the statement of income. The recognition in the statement of income occurs when such risk is eliminated.

**3.9 Properties foreclosed**

Properties foreclosed are recorded at the lower of market value or the amount of the legal claim on the related debt, including interest receivable. The market value is estimated by using the latest appraisal value after deduction of estimated disposal expenses and holding cost.

Losses on impairment are charged to the statement of income. Gains or losses on disposal of properties foreclosed are recorded as other income or expenses upon disposal.

**3.10 Premises and equipment and depreciation**

Premises and equipment are stated at cost less accumulated depreciation and impairment losses except for land and buildings which are stated at their revalued amounts. The revalued amount is the fair value determined on the basis of the property's existing use at the date of revaluation less any subsequent accumulated depreciation and subsequent accumulated impairment losses.

**- Revalued assets**

Land and buildings revaluations are performed by independent professional appraisers according to the Bank of Thailand's criteria with sufficient regularity to ensure that the carrying amount of these assets does not differ materially from that which would be determined using fair values at the balance sheet date.

When an asset's carrying amount is increased as a result of a revaluation, the increase is credited directly to equity under the heading of revaluation surplus. However, a revaluation increase is recognized as income to the extent that it reverses a revaluation decrease of the same asset previously recognized as an expense.

When an asset's carrying amount is decreased as a result of a revaluation, the decrease is recognized as an expense. However, a revaluation decrease is charged directly against any related revaluation surplus to the extent that the decrease does not exceed the amount held in the revaluation surplus in respect of that same asset.

Upon disposal, any related revaluation surplus is transferred directly from the revaluation reserve to retained earnings and is not taken into account when calculating the gain or loss on disposal.

**- Leased assets**

Leases under which the Bank and its subsidiaries substantially assume all the risk and rewards of ownership are classified as finance leases. Equipment acquired by way of finance leases is capitalized at the lower of its fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to the statement of income.

**- Subsequent expenditure**

Subsequent expenditure relating to an item of premises and equipment is added to the carrying amount of the asset when it is probable that the future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Bank and its subsidiaries. All other subsequent expenditure is recognized as an expense in the period in which it is incurred.

**- Depreciation**

Depreciation is charged to the statement of income over the estimated useful lives of each item of premises and equipment.

Depreciation on buildings acquired before July 1996 is computed using the declining-balance method. Depreciation on buildings acquired after July 1996 and on equipment is computed using the straight-line method. The estimated useful lives are as follows:

| | |
|---|---|
| Buildings | 50 years |
| Equipment | 5-15 years |

Gains or losses on disposal of premises and equipment are recorded as other income or expense upon disposal.

**3.11 Intangible assets**

- **Goodwill** (See change in accounting policy disclosure in Note 3.3)

Goodwill in a business combination represents the excess of the cost of acquisition over the fair value of the Bank's share of the identifiable net assets acquired. Negative goodwill in a business combination represents the excess of the fair value of the Bank's share of the identifiable net assets acquired over the cost of acquisition.

For the financial statements whose period begins before 1 January 2008, goodwill and negative goodwill are stated at cost less accumulated amortization and impairment losses.

For the financial statements whose period begins on or after 1 January 2008:

- goodwill and negative goodwill, carried in the financial statements that arose from a business combination for which the agreement date was before 1 January 2008, are stated at cost less accumulated amortization as of 31 December 2007 and impairment losses.
- goodwill arose from a business combination for which the agreement date begins on or after 1 January 2008, are stated at cost less accumulated impairment losses. Negative goodwill is recognized as income in the statement of income in the year of the business combination.

- **Other intangible assets**

Other intangible assets are stated at cost less accumulated amortization and impairment losses.

- **Amortization**

Amortization is charged to the statement of income on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Intangible assets with an indefinite useful life are systematically tested for impairment at each balance sheet date. Goodwill and negative goodwill presented in the financial statements whose periods begin before 1 January 2008 and other intangible assets are amortized from the date they are available for use. The estimated useful lives are as follows:

| | |
|---|---|
| Goodwill presented in the financial statements whose period begins before 1 January 2008 | 10 years |
| Leasehold rights | Over the lease periods |
| Software licenses | 5-15 years |
| Deferred underwriting license fee and deferred stock exchange membership fee | 5 years |

**3.12 Impairment**

The carrying amount of the Bank and its subsidiaries' assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the assets' recoverable amounts are estimated.

An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The impairment loss is recognized in the statement of income unless it reverses a previous revaluation credited to equity, in which case it is charged to equity.

**3.13 Interest-bearing liabilities**

Interest-bearing liabilities are recognized initially at fair value less attributable transaction charges. Subsequent to initial recognition, interest-bearing liabilities are stated at amortized cost with any difference between cost and redemption value being recognized in the statement of income over the period of the borrowings.

**3.14 Provisions**

A provision is recognized in the balance sheet when the Bank has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions for commitments as off-balance sheet items are determined by credit risk transactions ie., Avals on bills, Acceptances, letters of indemnity - borrowing, other guarantees and letters of credit, etc. A provision is recognized when the transactions relate to loans that are classified as sub-standard, doubtful, doubtful of loss and loss assets. The provisions have been specifically determined by using the same rate as the allowance for doubtful accounts on each of those loans.

**3.15 Derivatives**

Trading Derivative Trading derivatives are carried at fair value. The fair value of derivatives is determined based upon liquid (observable) market prices evidenced by exchange traded prices, broker/dealer quotations, or prices of other transactions with similarly rated counterparties or based upon a valuation technique incorporating observable market data. It includes an adjustment for individual counterparty credit risk and other adjustments, as appropriate, to reflect liquidity and ongoing servicing costs. The changes in fair value which include realized and unrealized gains or losses are recognized in the statement of income as part of gain on exchange and assets or liabilities in the balance sheet.

Hedging Derivative The Bank manages its banking exposures to market rate movements outside the trading activities through the use of derivatives, including interest rate swaps, interest rate future and forward exchange contracts. Gain or loss resulting from the changes in fair values of contracts are recognized in accordance with the standard accounting treatment for revenues or expenses on hedged items as follows:

1. Where hedged items are carried at fair value, hedging instruments are carried at fair value consistently.
2. Where hedged items are carried on an accrual basis, then hedging instruments carry the accrual consistently.

Hybrid Instrument includes a non-derivative host contract and an embedded derivative. The host contract shall be accounted for under the classification of the host contract. An embedded derivative shall be separated from the host contract and accounted for as a derivative which is carried at fair value, if and only if:

1. The economic characteristics and risks of the host contract and the embedded derivative are not closely related;
2. A separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and;
3. The hybrid instrument is not recognized at fair value through the statement of income.

If an embedded derivative is not separated, the hybrid instrument shall be accounted for under the classification of the host contract. Changes in the fair value of separable embedded derivatives are recognized in the statement of income.

Deposit and borrowing transactions with embedded derivatives

The Bank's management approach relating to accounting and fair value assessment relating to deposit and borrowing transactions with embedded derivatives (structured notes) are consistent with those of International Accounting Standard No. 39 and the BoT notification titled "Permission for Commercial Banks to Undertake Deposit or Borrowing Transactions with Embedded Derivatives:, dated 16 November 2007 which requires commercial banks to apply IAS 39 to structured note products.

Day One Profit Gains or losses from trading derivative and hybrid instrument are recognized at inception in the statement of income when the fair value of that derivative is determined based upon observable market data or supported by comparison to other observable market transactions, or based upon a valuation technique incorporating observable market data. The Bank amortizes initial gains or losses on derivative transactions on a straight-line basis or on an effective interest rate basis over the life of the contract where the fair value is based upon unobservable market data. The unamortized gains or losses are recognized in the statement of income when the market data becomes observable.

## 3.16 Employee benefits

**- Staff retirement benefits**

Staff members are entitled to retirement pay upon termination of employment depending upon length of service and other conditions. It is management's policy to recognize an appropriate amount as a provision for each period.

**- Provident fund**

The Bank established a provident fund under the Provident Fund Act (B.E. 2530), and registered this Fund with the Ministry of Finance on 16 August 1994. According to the Fund's Articles, every employee is entitled to apply for membership, and each member must contribute to the Fund at the rate of 3% of their basic salary, while the Bank contributes an additional 3.0 - 4.5%. Upon termination of employment, employees are entitled to receive this benefit except when terminated "without compensation".

### 3.17 Recognition of interest income

Interest and discount income on loans are recognized on an accrual basis, except when interest payments are in arrears for more than three-months when, regardless of collateral, the cash basis is adopted.

In compliance with the Bank of Thailand's regulation, the Bank reverses accrued interest receivable on loans for which repayments are more than three months in arrears.

The asset management subsidiary recognizes interest income on investments in receivables and loans on a cash basis.

Income from factoring of a subsidiary is recognized on an accrual basis.

The lease income of a subsidiary is recognized as follows:

- Income under finance lease agreements is recognized on the basis of installment payments due by using the effective interest rate method, calculated from the balance of the net investment in each installment. When installment payments are in arrears for more than three months, the cash basis is adopted.
- Income under operating lease agreements is recognized on the basis of installment payments due. When installment payments are in arrears for more than three months, the cash basis is adopted.

### 3.18 Recognition of interest expense

Interest expense is recognized on an accrual basis.

### 3.19 Income tax

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted at the balance sheet date.

### 3.20 Earnings per share

Basic earnings per share is computed by dividing net income by the weighted average number of ordinary shares in issue during the period.

There is no diluting effect on earnings per share that might result from an assumed exercise of warrants.

### 3.21 Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated into Thai Baht at the rates of exchange prevailing on the dates of the transactions. Assets and liabilities including the balance sheet of the Bank's foreign branches that are denominated in foreign currencies at the end of the period are translated into Thai Baht at the reference rates announced by the BoT on that date. The statements of income of the Bank's foreign branches are translated into Thai Baht at the reference rates announced by the BoT at the month end rate.

Exchange gains or losses on translation and on transactions in foreign currencies including foreign exchange differences arising on the translation of financial statements of the Bank's foreign branches are included in revenues and expenses for the period.

## 4 SUPPLEMENTARY INFORMATION OF CASH FLOWS

Non-cash items are as follows:

The Bank and its subsidiaries have provided for a revaluation surplus on investments and have presented it as a change in shareholders' equity for the three-month periods ended 31 March as follows:

(Million Baht)

| | Consolidated | |
|---|---|---|
| | 2008 | 2007 |
| Revaluation surplus on investments | 847 | 1,570 |

| | The Bank | |
|---|---|---|
| | 2008 | 2007 |
| Revaluation surplus on investments | 847 | 1,573 |

For the three-month periods ended 31 March 2008 and 2007, the Bank recognized the realized portion of the appraised surplus on asset revaluation amounting to Baht 33 million and Baht 35 million, respectively, by transferring these amounts to retained earnings from appraisal surplus on asset revaluation.

For the three-month periods ended 31 March 2008 and 2007, the Bank and its subsidiaries received foreclosed properties arising from debt settlement amounting to Baht 371 million and Baht 304 milion, respectively, on a consolidated basis, and Baht 360 million and Baht 268 million, respectively, for the Bank only.

## 5 INVESTMENTS

Investments consisted of:

(Million Baht)

| | Consolidated | | | |
|---|---|---|---|---|
| | 31 March 2008 | | | |
| | Cost Value/ Amortized Cost Value | Unrealized Gain | Unrealized Loss | Fair Value |
| 1. Current Investments | | | | |
| 1.1 Trading investments | | | | |
| 1.1.1 Government and state enterprise securities | 8,344 | 6 | (24) | 8,326 |
| 1.1.2 Private enterprise debt instruments | 1,002 | - | (4) | 998 |
| 1.1.3 Marketable equity securities - domestic | 317 | 18 | - | 335 |
| Total | 9,663 | 24 | (28) | 9,659 |
| Less Allowance for revaluation | (4) | | | - |
| Total | 9,659 | | | 9,659 |
| 1.2 Available-for-sale investments | | | | |
| 1.2.1 Government and state enterprise securities | 71,289 | 689 | (29) | 71,949 |
| 1.2.2 Private enterprise debt instruments | 446 | 4 | - | 450 |
| 1.2.3 Foreign debt instruments | 9,983 | 47 | - | 10,030 |
| 1.2.4 Marketable equity securities - domestic | 910 | 272 | (648) | 534 |
| 1.2.5 Others | 120 | 2 | - | 122 |
| Total | 82,748 | 1,014 | (677) | 83,085 |
| Add Allowance for revaluation | 946 | | | - |
| Less Allowance for impairment | (609) | | | - |
| Total | 83,085 | | | 83,085 |
| 1.3 Held-to-maturity debt instruments | | | | |
| 1.3.1 Government and state enterprises securities | 2,354 | 2 | (2) | 2,354 |
| 1.3.2 Private enterprise debt instruments | 42 | - | - | 42 |
| 1.3.3 Foreign debt instruments | 1,040 | - | - | 1,040 |
| Total | 3,436 | 2 | (2) | 3,436 |
| 1.4 General investments | | | | |
| 1.4.1 Non-marketable equity securites - domestic | 252 | - | (248) | 4 |
| Less Allowance for impairment | (248) | | | - |
| Total | 4 | | | 4 |
| Total Current Investments - net | 96,184 | | | 96,184 |

(Million Baht)

| | Consolidated | | | |
|---|---|---|---|---|
| | 31 March 2008 | | | |
| | Cost Value/ Amortized Cost Value | Unrealized Gain | Unrealized Loss | Fair Value |
| 2. Long-term Investments | | | | |
| 2.1 Available-for-sale investments | | | | |
| 2.1.1 Government and state enterprise securities | 23,514 | 225 | (10) | 23,729 |
| 2.1.2 Private enterprise debt instruments | 560 | 12 | (46) | 526 |
| 2.1.3 Foreign debt instruments | 1,392 | 34 | (10) | 1,416 |
| 2.1.4 Marketable equity securities - domestic | 85 | 219 | - | 304 |
| Total | 25,551 | 490 | (66) | 25,975 |
| Add Allowance for revaluation | 470 | | | - |
| Less Allowance for impairment | (46) | | | - |
| Total | 25,975 | | | 25,975 |
| 2.2 Held-to-maturity debt instruments | | | | |
| 2.2.1 Government and state enterprises securities | 5,352 | 68 | - | 5,420 |
| 2.2.2 Private enterprises debt instruments | 1,405 | 18 | (585) | 838 |
| 2.2.3 Foreign debt instruments | 315 | - | - | 315 |
| Total | 7,072 | 86 | (585) | 6,573 |
| Less Allowance for impairment | (585) | | | - |
| Total | 6,487 | | | 6,573 |
| 2.3 General investments | | | | |
| 2.3.1 Non-marketable equity securities - domestic | 1,726 | - | (101) | 1,625 |
| 2.3.2 Non-marketable equity securities - overseas | 306 | - | (265) | 41 |
| 2.3.3 Investments in receivables | 778 | - | (267) | 511 |
| Total | 2,810 | - | (633) | 2,177 |
| Less Allowance for impairment | (633) | | | - |
| Total | 2,177 | | | 2,177 |
| Total Long-term Investments - net | 34,639 | | | 34,725 |

(Million Baht)

| | Consolidated | | | |
|---|---|---|---|---|
| | 31 December 2007 | | | |
| | Cost Value/ Amortized Cost Value | Unrealized Gain | Unrealized Loss | Fair Value |
| 1. Current Investments | | | | |
| 1.1 Trading investments | | | | |
| 1.1.1 Government and state enterprise securities | 1,816 | 15 | (8) | 1,823 |
| 1.1.2 Private enterprise debt instruments | 1,339 | 1 | (1) | 1,339 |
| 1.1.3 Marketable equity securities - domestic | 325 | 10 | - | 335 |
| Total | 3,480 | 26 | (9) | 3,497 |
| Add Allowance for revaluation | 17 | | | - |
| Total | 3,497 | | | 3,497 |
| 1.2 Available-for-sale investments | | | | |
| 1.2.1 Government and state enterprise securities | 32,279 | 315 | (138) | 32,456 |
| 1.2.2 Private enterprise debt instruments | 445 | 5 | - | 450 |
| 1.2.3 Foreign debt instruments | 17,217 | 39 | (6) | 17,250 |
| 1.2.4 Marketable equity securities - domestic | 949 | 247 | (661) | 535 |
| 1.2.5 Others | 20 | 1 | - | 21 |
| Total | 50,910 | 607 | (805) | 50,712 |
| Add Allowance for revaluation | 395 | | | - |
| Less Allowance for impairment | (593) | | | - |
| Total | 50,712 | | | 50,712 |
| 1.3 Held-to-maturity debt instruments | | | | |
| 1.3.1 Government and state enterprises securities | 561 | - | (1) | 560 |
| 1.3.2 Private enterprise debt instruments | 28 | - | - | 28 |
| 1.3.3 Foreign debt instruments | 271 | - | - | 271 |
| Total | 860 | - | (1) | 859 |
| 1.4 General investments | | | | |
| 1.4.1 Non-marketable equity securites - domestic | 253 | - | (248) | 5 |
| Less Allowance for impairment | (248) | | | - |
| Total | 5 | | | 5 |
| Total Current Investments - net | 55,074 | | | 55,073 |

(Million Baht)

| | Consolidated 31 December 2007 | | | |
|---|---|---|---|---|
| | Cost Value/ Amortized Cost Value | Unrealized Gain | Unrealized Loss | Fair Value |
| 2. Long-term Investments | | | | |
| 2.1 Available-for-sale investments | | | | |
| 2.1.1 Government and state enterprise securities | 25,351 | 50 | (105) | 25,296 |
| 2.1.2 Private enterprise debt instruments | 560 | 3 | (47) | 516 |
| 2.1.3 Foreign debt instruments | 1,496 | 13 | (5) | 1,504 |
| 2.1.4 Marketable equity securities - domestic | 85 | 218 | - | 303 |
| Total | 27,492 | 284 | (157) | 27,619 |
| Add Allowance for revaluation | 173 | | | - |
| Less Allowance for impairment | (46) | | | - |
| Total | 27,619 | | | 27,619 |
| 2.2 Held-to-maturity debt instruments | | | | |
| 2.2.1 Government and state enterprises securities | 7,437 | 37 | (20) | 7,454 |
| 2.2.2 Private enterprises debt instruments | 1,467 | 15 | (585) | 897 |
| 2.2.3 Foreign debt instruments | 1,520 | - | - | 1,520 |
| Total | 10,424 | 52 | (605) | 9,871 |
| Less Allowance for impairment | (585) | | | - |
| Total | 9,839 | | | 9,871 |
| 2.3 General investments | | | | |
| 2.3.1 Non-marketable equity securities - domestic | 1,730 | - | (102) | 1,628 |
| 2.3.2 Non-marketable equity securities - overseas | 306 | - | (264) | 42 |
| 2.3.3 Investments in receivables | 1,009 | - | (274) | 735 |
| Total | 3,045 | - | (640) | 2,405 |
| Less Allowance for impairment | (640) | | | - |
| Total | 2,405 | | | 2,405 |
| Total Long-term Investments - net | 39,863 | | | 39,895 |

(Million Baht)

| | The Bank | | | |
|---|---|---|---|---|
| | 31 March 2008 | | | |
| | Cost Value/ Amortized Cost Value | Unrealized Gain | Unrealized Loss | Fair Value |
| 1. Current Investments | | | | |
| 1.1 Trading investments | | | | |
| 1.1.1 Government and state enterprises | 8,344 | 6 | (24) | 8,326 |
| 1.1.2 Private enterprises debt instruments | 1,002 | - | (4) | 998 |
| 1.1.3 Marketable equity securities - domestic | 317 | 18 | - | 335 |
| Total | 9,663 | 24 | (28) | 9,659 |
| Less Allowance for revaluation | (4) | | | - |
| Total | 9,659 | | | 9,659 |
| 1.2 Available-for-sale investments | | | | |
| 1.2.1 Government and state enterprises securities | 71,289 | 689 | (29) | 71,949 |
| 1.2.2 Private enterprises debt instruments | 446 | 4 | - | 450 |
| 1.2.3 Foreign debt instruments | 9,983 | 47 | - | 10,030 |
| 1.2.4 Marketable equity securities - domestic | 910 | 272 | (648) | 534 |
| Total | 82,628 | 1,012 | (677) | 82,963 |
| Add Allowance for revaluation | 944 | | | - |
| Less Allowance for impairment | (609) | | | - |
| Total | 82,963 | | | 82,963 |
| 1.3 Held-to-maturity debt instruments | | | | |
| 1.3.1 Government and state enterprises securities | 2,354 | 2 | (2) | 2,354 |
| 1.3.2 Private enterprises debt instruments | 42 | - | - | 42 |
| 1.3.3 Foreign debt instruments | 1,040 | - | - | 1,040 |
| Total | 3,436 | 2 | (2) | 3,436 |
| 1.4 General investments | | | | |
| 1.4.1 Non-marketable equity securities - domestic | 252 | - | (248) | 4 |
| Less Allowance for impairment | (248) | | | - |
| Total | 4 | | | 4 |
| Total Current Investments - net | 96,062 | | | 96,062 |

(Million Baht)

| | The Bank 31 March 2008 | | | |
|---|---|---|---|---|
| | Cost Value/ Amortized Cost Value | Unrealized Gain | Unrealized Loss | Fair Value |
| 2. Long-term Investments | | | | |
| 2.1 Available-for-sale investments | | | | |
| 2.1.1 Government and state enterprises securities | 23,514 | 225 | (10) | 23,729 |
| 2.1.2 Private enterprises debt instruments | 560 | 12 | (46) | 526 |
| 2.1.3 Foreign debt instruments | 1,392 | 34 | (10) | 1,416 |
| 2.1.4 Marketable equity securities - domestic | 85 | 219 | - | 304 |
| Total | 25,551 | 490 | (66) | 25,975 |
| Add Allowance for revaluation | 470 | | | - |
| Less Allowance for impairment | (46) | | | - |
| Total | 25,975 | | | 25,975 |
| 2.2 Held-to-maturity debt instruments | | | | |
| 2.2.1 Government and state enterprises securities | 5,352 | 68 | - | 5,420 |
| 2.2.2 Private enterprises debt instruments | 1,405 | 18 | (585) | 838 |
| 2.2.3 Foreign debt instruments | 315 | - | - | 315 |
| Total | 7,072 | 86 | (585) | 6,573 |
| Less Allowance for impairment | (585) | | | - |
| Total | 6,487 | | | 6,573 |
| 2.3 General investments | | | | |
| 2.3.1 Non-marketable equity securities - domestic | 1,669 | - | (84) | 1,585 |
| 2.3.2 Non-marketable equity securities - overseas | 306 | - | (265) | 41 |
| 2.3.3 Investments in receivables | 730 | - | (251) | 479 |
| Total | 2,705 | - | (600) | 2,105 |
| Less Allowance for impairment | (600) | | | - |
| Total | 2,105 | | | 2,105 |
| Total Long-term Investments - net | 34,567 | | | 34,653 |

(Million Baht)

| | The Bank | | | |
|---|---|---|---|---|
| | 31 December 2007 | | | |
| | Cost Value/ Amortized Cost Value | Unrealized Gain | Unrealized Loss | Fair Value |
| 1. Current Investments | | | | |
| 1.1 Trading investments | | | | |
| 1.1.1 Government and state enterprises | 1,816 | 15 | (8) | 1,823 |
| 1.1.2 Private enterprises debt instruments | 1,339 | 1 | (1) | 1,339 |
| 1.1.3 Marketable equity securities - domestic | 325 | 10 | - | 335 |
| Total | 3,480 | 26 | (9) | 3,497 |
| Add Allowance for revaluation | 17 | | | - |
| Total | 3,497 | | | 3,497 |
| 1.2 Available-for-sale investments | | | | |
| 1.2.1 Government and state enterprises securities | 32,279 | 315 | (138) | 32,456 |
| 1.2.2 Private enterprises debt instruments | 445 | 5 | - | 450 |
| 1.2.3 Foreign debt instruments | 17,217 | 39 | (6) | 17,250 |
| 1.2.4 Marketable equity securities - domestic | 949 | 247 | (661) | 535 |
| Total | 50,890 | 606 | (805) | 50,691 |
| Add Allowance for revaluation | 394 | | | - |
| Less Allowance for impairment | (593) | | | - |
| Total | 50,691 | | | 50,691 |
| 1.3 Held-to-maturity debt instruments | | | | |
| 1.3.1 Government and state enterprises securities | 381 | - | (1) | 380 |
| 1.3.2 Private enterprises debt instruments | 28 | - | - | 28 |
| 1.3.3 Foreign debt instruments | 271 | - | - | 271 |
| Total | 680 | - | (1) | 679 |
| 1.4 General investments | | | | |
| 1.4.1 Non-marketable equity securities - domestic | 253 | - | (248) | 5 |
| Less Allowance for impairment | (248) | | | - |
| Total | 5 | | | 5 |
| Total Current Investments - net | 54,873 | | | 54,872 |

(Million Baht)

| | The Bank 31 December 2007 | | | |
|---|---|---|---|---|
| | Cost Value/ Amortized Cost Value | Unrealized Gain | Unrealized Loss | Fair Value |
| 2. Long-term Investments | | | | |
| 2.1 Available-for-sale investments | | | | |
| 2.1.1 Government and state enterprises securities | 25,351 | 50 | (105) | 25,296 |
| 2.1.2 Private enterprises debt instruments | 560 | 3 | (47) | 516 |
| 2.1.3 Foreign debt instruments | 1,496 | 13 | (5) | 1,504 |
| 2.1.4 Marketable equity securities - domestic | 85 | 218 | - | 303 |
| Total | 27,492 | 284 | (157) | 27,619 |
| Add Allowance for revaluation | 173 | | | - |
| Less Allowance for impairment | (46) | | | - |
| Total | 27,619 | | | 27,619 |
| 2.2 Held-to-maturity debt instruments | | | | |
| 2.2.1 Government and state enterprises securities | 7,437 | 37 | (20) | 7,454 |
| 2.2.2 Private enterprises debt instruments | 1,467 | 15 | (585) | 897 |
| 2.2.3 Foreign debt instruments | 1,520 | - | - | 1,520 |
| Total | 10,424 | 52 | (605) | 9,871 |
| Less Allowance for impairment | (585) | | | - |
| Total | 9,839 | | | 9,871 |
| 2.3 General investments | | | | |
| 2.3.1 Non-marketable equity securities - domestic | 1,673 | - | (84) | 1,589 |
| 2.3.2 Non-marketable equity securities - overseas | 306 | - | (265) | 41 |
| 2.3.3 Investments in receivables | 733 | - | (251) | 482 |
| Total | 2,712 | - | (600) | 2,112 |
| Less Allowance for impairment | (600) | | | - |
| Total | 2,112 | | | 2,112 |
| Total Long-term Investments - net | 39,570 | | | 39,602 |

As of 31 March 2008 and 31 December 2007, investments in held-to-maturity debt instruments, which are government or state enterprise securities, included promissory notes from Thai Asset Management Corporation of Baht 4,094 million and Baht 3,981 million, respectively.

Gain on investments presented in the statements of income for the three-month periods ended 31 March 2008 and 2007 consisted of:

(Million Baht)

| | Consolidated | | The Bank | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Gain on disposal of investments | | | | |
| Held for trading investments | 163 | 241 | 163 | 241 |
| Available-for-sale investments | 148 | 198 | 148 | 191 |
| General investments | 572 | 2 | 571 | 2 |
| Investments in receivables | 38 | 14 | - | - |
| Total | 921 | 455 | 882 | 434 |
| Loss on disposal of investments | | | | |
| Held for trading investments | (56) | (9) | (56) | (9) |
| Available-for-sale investments | (29) | (27) | (28) | (27) |
| Total | (85) | (36) | (84) | (36) |
| Loss on transfer of financial assets | - | (6) | - | - |
| (Loss) gain from revaluation of investments | (27) | 74 | (27) | 74 |
| Loss on impairment | | | | |
| Investments in securities | (12) | - | (16) | - |
| Investments in receivables | (19) | (87) | - | (82) |
| Total | (31) | (87) | (16) | (82) |
| Total Gain on Investments | 778 | 400 | 755 | 390 |

Revaluation surplus on investments consisted of:

(Million Baht)

| | Consolidated | | The Bank | |
|---|---|---|---|---|
| | 31 March 2008 | 31 December 2007 | 31 March 2008 | 31 December 2007 |
| Revaluation surplus on investments | | | | |
| Debt instruments | 961 | 170 | 961 | 170 |
| Equity securities | 453 | 397 | 453 | 397 |
| Share of revaluation surplus in subsidiaries and associated companies using the equity method | 1 | 1 | - | - |
| Total | 1,415 | 568 | 1,414 | 567 |

A maturity analysis for debt instruments resulted in the following:

(Million Baht)

| | Consolidated | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 31 March 2008 | | | | 31 December 2007 | | | |
| | Maturity | | | | Maturity | | | |
| | 1 year | Over 1 year to 5 years | Over 5 years | Total | 1 year | Over 1 year to 5 years | Over 5 years | Total |
| 1. Available-for-sale investments | | | | | | | | |
| 1.1 Government and state enterprise securities | 54,552 | 24,422 | 15,829 | 94,803 | 15,764 | 26,058 | 15,808 | 57,630 |
| 1.2 Private enterprise debt instruments | 446 | 560 | - | 1,006 | 1,005 | - | - | 1,005 |
| 1.3 Foreign debt instruments | 9,983 | 1,392 | - | 11,375 | 17,217 | 1,496 | - | 18,713 |
| Total | 64,981 | 26,374 | 15,829 | 107,184 | 33,986 | 27,554 | 15,808 | 77,348 |
| Add (Less) Allowance for revaluation | 70 | 289 | 602 | 961 | 36 | (26) | 161 | 171 |
| Less Allowance for impairment | - | (45) | - | (45) | - | (46) | - | (46) |
| Total | 65,051 | 26,618 | 16,431 | 108,100 | 34,022 | 27,482 | 15,969 | 77,473 |
| 2. Held-to-maturity debt instruments | | | | | | | | |
| 2.1 Government and state enterprise securities | 2,354 | 4,273 | 1,079 | 7,706 | 561 | 6,355 | 1,082 | 7,998 |
| 2.2 Private enterprise debt instruments | 42 | 820 | 585 | 1,447 | 28 | 882 | 585 | 1,495 |
| 2.3 Foreign debt instruments | 1,040 | 315 | - | 1,355 | 270 | 1,521 | - | 1,791 |
| Total | 3,436 | 5,408 | 1,664 | 10,508 | 859 | 8,758 | 1,667 | 11,284 |
| Less Allowance for impairment | - | - | (585) | (585) | - | - | (585) | (585) |
| Total | 3,436 | 5,408 | 1,079 | 9,923 | 859 | 8,758 | 1,082 | 10,699 |
| Total Debt Instruments | 68,487 | 32,026 | 17,510 | 118,023 | 34,881 | 36,240 | 17,051 | 88,172 |

(Million Baht)

| | The Bank | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 31 March 2008 | | | | 31 December 2007 | | | |
| | Maturity | | | | Maturity | | | |
| | 1 year | Over 1 year to 5 years | Over 5 years | Total | 1 year | Over 1 year to 5 years | Over 5 years | Total |
| 1. Available-for-sale investments | | | | | | | | |
| 1.1 Government and state enterprise securities | 54,552 | 24,422 | 15,829 | 94,803 | 15,764 | 26,058 | 15,808 | 57,630 |
| 1.2 Private enterprise debt instruments | 446 | 560 | - | 1,006 | 1,005 | - | - | 1,005 |
| 1.3 Foreign debt instruments | 9,983 | 1,392 | - | 11,375 | 17,217 | 1,496 | - | 18,713 |
| Total | 64,981 | 26,374 | 15,829 | 107,184 | 33,986 | 27,554 | 15,808 | 77,348 |
| Add (Less) Allowance for revaluation | 70 | 289 | 602 | 961 | 36 | (26) | 161 | 171 |
| Less Allowance for impairment | - | (45) | - | (45) | - | (46) | - | (46) |
| Total | 65,051 | 26,618 | 16,431 | 108,100 | 34,022 | 27,482 | 15,969 | 77,473 |
| 2. Held-to-maturity debt instruments | | | | | | | | |
| 2.1 Government and state enterprise securities | 2,354 | 4,273 | 1,079 | 7,706 | 381 | 6,355 | 1,082 | 7,818 |
| 2.2 Private enterprise debt instruments | 42 | 820 | 585 | 1,447 | 28 | 882 | 585 | 1,495 |
| 2.3 Foreign debt instruments | 1,040 | 315 | - | 1,355 | 270 | 1,521 | - | 1,791 |
| Total | 3,436 | 5,408 | 1,664 | 10,508 | 679 | 8,758 | 1,667 | 11,104 |
| Less Allowance for impairment | - | - | (585) | (585) | - | - | (585) | (585) |
| Total | 3,436 | 5,408 | 1,079 | 9,923 | 679 | 8,758 | 1,082 | 10,519 |
| Total Debt Instruments | 68,487 | 32,026 | 17,510 | 118,023 | 34,701 | 36,240 | 17,051 | 87,992 |

Investments held by the Bank and its subsidiaries in financial institutions that were closed on 8 December 1997, or investments in listed companies which meet SET's criteria for delisting, and are in default on debt instruments, or companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting or investments in receivables with uncertainty in settlement or in default, were as follows:

(Million Baht)

| | Consolidated 31 March 2008 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Cost Value / Book Value | | | Fair Value | | | |
| | Investments In Receivables | Equity Securities | Debt Instruments | Investments In Receivables | Equity Securities | Debt Instruments | Allowance for Impairment |
| 1. Closed financial institutions | - | - | 131 | - | - | - | (131) |
| 2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments | - | - | - | - | - | - | - |
| 3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting | - | 896 | 498 | - | 1 | - | (1,393) |
| 4. Investment in receivables with uncertainty in settlement or in default | 751 | - | - | 484 | - | - | (267) |
| Total | 751 | 896 | 629 | 484 | 1 | - | (1,791) |

(Million Baht)

Consolidated

31 December 2007

| | Cost Value / Book Value | | | Fair Value | | | |
|---|---|---|---|---|---|---|---|
| | Investments In Receivables | Equity Securities | Debt Instruments | Investments In Receivables | Equity Securities | Debt Instruments | Allowance for Impairment |
| 1. Closed financial institutions | - | - | 131 | - | - | - | (131) |
| 2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments | - | - | - | - | - | - | - |
| 3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting | - | 896 | 498 | - | 1 | - | (1,393) |
| 4. Investment in receivables with uncertainty in settlement or in default | 979 | - | - | 705 | - | - | (274) |
| Total | 979 | 896 | 629 | 705 | 1 | - | (1,798) |

(Million Baht)

The Bank

31 March 2008

| | Cost Value / Book Value | | | Fair Value | | | |
|---|---|---|---|---|---|---|---|
| | Investments In Receivables | Equity Securities | Debt Instruments | Investments In Receivables | Equity Securities | Debt Instruments | Allowance for Impairment |
| 1. Closed financial institutions | - | - | 131 | - | - | - | (131) |
| 2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments | - | - | - | - | - | - | - |
| 3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting | - | 896 | 498 | - | 1 | - | (1,393) |
| 4. Investment in receivables with uncertainty in settlement or in default | 703 | - | - | 452 | - | - | (251) |
| Total | 703 | 896 | 629 | 452 | 1 | - | (1,775) |

(Million Baht)

The Bank

31 December 2007

| | Cost Value / Book Value | | | Fair Value | | | |
|---|---|---|---|---|---|---|---|
| | Investments In Receivables | Equity Securities | Debt Instruments | Investments In Receivables | Equity Securities | Debt Instruments | Allowance for Impairment |
| 1. Closed financial institutions | - | - | 131 | - | - | - | (131) |
| 2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments | - | - | - | - | - | - | - |
| 3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting | - | 896 | 498 | - | 1 | - | (1,393) |
| 4. Investment in receivables with uncertainty in settlement or in default | 702 | - | - | 451 | - | - | (251) |
| Total | 702 | 896 | 629 | 451 | 1 | - | (1,775) |

For the three-month periods ended 31 March 2008 and 2007, change in the investments in subsidiaries and associated companies were as follows:

(Million Baht)

| | Note | Consolidated | | The Bank | |
|---|---|---|---|---|---|
| | | 2008 | 2007 | 2008 | 2007 |
| Net book value at 1 January | | 589 | 483 | 9,357 | 9,740 |
| Share of profit from investments on equity method | | 14 | 37 | - | - |
| Establishment of a new company | 1 | - | - | 5 | - |
| Effect from full consolidation | 1 | (427) | - | - | - |
| Dividend income | | (9) | (5) | - | - |
| Reversal of allowance for impairment | | 3 | - | - | - |
| Others | | (15) | 26 | - | - |
| Net book value at 31 March | | 155 | 541 | 9,362 | 9,740 |

Investments in ordinary shares of subsidiaries and associated companies were as follows:

(Million Baht)

| | | | | Consolidated | | | | The Bank | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Investments | | | | Investments | | | |
| | | % Shareholding | | | | | | | | | |
| | Type of Business | Directly and indirectly | | Cost method | | Equity method | | Cost method | | Dividend income | |
| | | 31 March 2008 | 31 December 2007 | 31 March 2008 | 31 December 2007 | 31 March 2008 | 31 December 2007 | 31 March 2008 | 31 December 2007 | 31 March 2008 | 31 December 2007 |
| Phethai Asset Management Co., Ltd. | Asset Management | 100.00% | 100.00% | - | - | - | - | 5,998 | 5,998 | - | - |
| Kasikorn Research Center Co., Ltd. | Service | 100.00% | 100.00% | - | - | - | - | 6 | 6 | - | - |
| Kasikorn Asset Management Co., Ltd. | Mutual Fund Management | 100.00% | 100.00% | - | - | - | - | 2,003 | 2,003 | 60 | 825 |
| Kasikorn Securities Public Co., Ltd. | Securities Business | 99.99% | 99.99% | - | - | - | - | 1,312 | 1,312 | - | - |
| Kasikorn Factoring Co., Ltd. | Lending | 100.00% | 100.00% | - | - | - | - | 237 | 237 | - | - |
| Kasikorn Leasing Co., Ltd. | Lending | 100.00% | 100.00% | - | - | - | - | 900 | 900 | - | - |
| Progress Land and Buildings Co., Ltd. | Property Development | 100.00% | 100.00% | - | - | - | - | 639 | 639 | - | - |
| KHAO KLA Venture Capital * Management Co., Ltd. | Venture Capital Management | 100.00% | 100.00% | - | - | - | - | - | - | - | - |
| K-SME Venture Capital Co., Ltd. | Venture Capital | 100.00% | 100.00% | - | - | - | - | 100 | 100 | - | - |
| Progress Gunpai Co., Ltd. | Service | 100.00% | 100.00% | - | 21 | - | 144 | 21 | 21 | - | - |
| Progress Plus Co., Ltd. | Service | 100.00% | 100.00% | - | 4 | - | 31 | 4 | 4 | - | 5 |
| Progress Facilities Management Co., Ltd. | Service | 100.00% | 100.00% | - | 5 | - | 15 | 5 | 5 | - | 5 |
| Progress Management Co., Ltd. | Service | 100.00% | 100.00% | - | 6 | - | 27 | 6 | 6 | - | 1 |

(Million Baht)

| | | % Shareholding Directly and indirectly | | Consolidated Investments Cost method | | Consolidated Investments Equity method | | The Bank Investments Cost method | | The Bank Dividend income | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Type of Business | 31 March 2008 | 31 December 2007 | 31 March 2008 | 31 December 2007 | 31 March 2008 | 31 December 2007 | 31 March 2008 | 31 December 2007 | 31 March 2008 | 31 Decembe 2007 |
| Progress Software Co., Ltd. | Service | 100.00% | 100.00% | - | 18 | - | 107 | 18 | 18 | - | 20 |
| Progress Storage Co., Ltd. | Service | 100.00% | 100.00% | - | 3 | - | 18 | 3 | 3 | - | 3 |
| Progress Services Support Co., Ltd. | Service | 100.00% | 100.00% | - | 4 | - | 8 | 4 | 4 | - | - |
| Progress Services Co., Ltd. | Service | 100.00% | 100.00% | - | 2 | - | 21 | 2 | 2 | - | 10 |
| Progress HR Co., Ltd. | Service | 100.00% | 100.00% | - | 1 | - | 11 | 1 | 1 | - | - |
| Progress Appraisal Co., Ltd. | Service | 100.00% | 100.00% | - | 5 | - | 45 | 5 | 5 | - | - |
| Progress Collection Co., Ltd. | Service | 100.00% | - | - | - | - | - | 6 | - | - | - |
| Processing Center Co., Ltd.* | Service | 30.00% | 30.00% | 3 | 3 | 154 | 160 | 3 | 3 | 9 | 5 |
| N.C. Associate Co., Ltd. | Trading | 28.23% | 28.23% | - | 1 | - | - | - | 1 | - | - |
| Rural Capital Partners Co., Ltd. | Venture Capital | 27.50% | 27.50% | 2 | 2 | 2 | 2 | 2 | 2 | - | - |
| M. Grand Hotel Co., Ltd. | Hotel | 20.00% | 20.00% | 355 | 355 | 8 | 12 | 355 | 355 | - | - |
| Total | | | | 360 | 430 | 164 | 601 | 11,630 | 11,625 | 69 | 874 |
| Less Allowance for impairment | | | | (356) | (356) | (9) | (12) | (2,268) | (2,268) | - | - |
| Investments in Subsidiaries and Associated Companies – Net | | | | 4 | 74 | 155 | 589 | 9,362 | 9,357 | 69 | 874 |

* The Bank holds 100.00% shares indirectly through Kasikorn Asset Management Co., Ltd.

The recording of investments in subsidiaries and associated companies using the equity method in the consolidated financial statements is based on financial information obtained from audited or unaudited financial statements and from management information that has not been audited or reviewed by the auditors.

As of 31 March 2008 and 31 December 2007 investments held by the Bank and its subsidiaries, that were more than 10% of those companies' shares and were not investments in subsidiaries and associated companies, classified by industry were as follows:

(Million Baht)

| | Consolidated | | The Bank | |
|---|---|---|---|---|
| | 31 March 2008 | 31 December 2007 | 31 March 2008 | 31 December 2007 |
| Agricultural and mining | 49 | 49 | - | - |
| Manufacturing and commerce | 20 | 20 | 20 | 20 |
| Property development and construction | 565 | 568 | 565 | 568 |
| Infrastructure and services | 276 | 276 | 271 | 271 |
| Others | 386 | 336 | 336 | 336 |
| Total | 1,296 | 1,249 | 1,192 | 1,195 |

The financial position and results of operations of the Bank's subsidiaries are set out below:

(Million Baht)

| | Balance Sheets | | | | | |
|---|---|---|---|---|---|---|
| | 31 March 2008 (Unaudited) | | | 31 December 2007 | | |
| | Total Assets | Total Liabilities | Shareholders' Equity | Total Assets | Total Liabilities | Shareholders' Equity |
| Phethai Asset Management Co., Ltd. | 6,328 | 2,029 | 4,299 | 8,123 | 3,855 | 4,268 |
| Kasikorn Research Center Co., Ltd. | 38 | 11 | 27 | 44 | 16 | 28 |
| Kasikorn Asset Management Co., Ltd. | 1,072 | 209 | 863 | 1,032 | 238 | 794 |
| Kasikorn Securities Public Co., Ltd. | 1,392 | 718 | 674 | 1,587 | 940 | 647 |
| Kasikorn Factoring Co., Ltd. | 4,220 | 3,786 | 434 | 4,335 | 3,927 | 408 |
| Kasikorn Leasing Co., Ltd. | 24,767 | 23,950 | 817 | 22,944 | 22,153 | 791 |
| Progress Land and Buildings Co., Ltd. | 488 | 4 | 484 | 488 | 4 | 484 |
| KHAO KLA Venture Capital Management Co., Ltd.* | 4 | 1 | 3 | 5 | 1 | 4 |
| K-SME Venture Capital Co., Ltd. | 100 | 1 | 99 | 100 | 1 | 99 |
| Progress Gunpai Co., Ltd. | 285 | 127 | 158 | 293 | 149 | 144 |
| Progress Plus Co., Ltd. | 103 | 70 | 33 | 115 | 84 | 31 |
| Progress Facilities Management Co., Ltd. | 28 | 11 | 17 | 31 | 16 | 15 |
| Progress Management Co., Ltd. | 34 | 6 | 28 | 35 | 8 | 27 |
| Progress Software Co., Ltd. | 129 | 31 | 98 | 165 | 58 | 107 |
| Progress Storage Co., Ltd. | 24 | 3 | 21 | 22 | 4 | 18 |
| Progress Services Support Co., Ltd. | 25 | 12 | 13 | 30 | 23 | 7 |
| Progress Services Co., Ltd. | 27 | 4 | 23 | 29 | 10 | 19 |
| Progress HR Co., Ltd. | 42 | 30 | 12 | 50 | 41 | 9 |
| Progress Appraisal Co., Ltd. | 63 | 19 | 44 | 63 | 24 | 39 |
| Progress Collection Co., Ltd. | 5 | - | 5 | - | - | - |
| | 39,174 | 31,022 | 8,152 | 39,491 | 31,552 | 7,939 |

* The Bank holds 100.00% shares indirectly through Kasikorn Asset Management Co., Ltd.

(Million Baht except for Earnings (Loss) per Share)

| | Statements of Income For the Three-Month Periods Ended 31 March | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2008 (Unaudited) | | | | 2007 (Unaudited) | | | |
| | Revenue | Expenses | Net Profit (Loss) | Earnings (Loss) per Share (Baht) | Revenue | Expenses | Net Profit (Loss) | Earnings (Loss) per Share (Baht) |
| Phethai Asset Management Co., Ltd. | 66 | 35 | 31 | (0.05) | 125 | 136 | (11) | (0.02) |
| Kasikorn Research Center Co., Ltd. | 16 | 15 | 1 | 11.04 | 15 | 16 | (1) | (9.14) |
| Kasikorn Asset Management Co., Ltd. | 375 | 253 | 122 | 4.49 | 260 | 183 | 77 | 2.83 |
| Kasikorn Securities Public Co., Ltd. | 82 | 80 | 2 | 0.03 | 34 | 54 | (20) | (0.34) |
| Kasikorn Factoring Co., Ltd. | 95 | 70 | 25 | 15.94 | 104 | 69 | 35 | 21.68 |
| Kasikorn Leasing Co., Ltd. | 444 | 418 | 26 | 0.29 | 239 | 250 | (11) | (0.12) |
| Progress Land and Buildings Co., Ltd. | 2 | 2 | - | (0.05) | 5 | 1 | 4 | 0.31 |
| KHAO KLA Venture Capital Management Co., Ltd.* | 1 | 2 | (1) | (2.67) | 1 | 2 | (1) | (2.06) |
| K-SME Venture Capital Co., Ltd. | - | - | - | (0.02) | - | - | - | - |
| Progress Gunpai Co., Ltd. | 99 | 85 | 14 | 70.11 | 85 | 72 | 13 | 65.51 |
| Progress Plus Co., Ltd. | 85 | 83 | 2 | 9.99 | 61 | 60 | 1 | 5.23 |
| Progress Facilities Management Co., Ltd. | 20 | 19 | 1 | 29.46 | 19 | 17 | 2 | 33.61 |
| Progress Management Co., Ltd. | 17 | 16 | 1 | 15.23 | 14 | 13 | 1 | 10.10 |
| Progress Software Co., Ltd. | 55 | 65 | (10) | (96.85) | 63 | 48 | 15 | 145.58 |
| Progress Storage Co., Ltd. | 10 | 7 | 3 | 89.61 | 9 | 7 | 2 | 65.69 |
| Progress Services Support Co., Ltd. | 34 | 28 | 6 | 155.72 | 23 | 23 | - | 16.00 |
| Progress Services Co., Ltd. | 44 | 41 | 3 | 210.77 | 42 | 39 | 3 | 159.74 |
| Progress HR Co., Ltd. | 106 | 103 | 3 | 275.16 | 99 | 95 | 4 | 443.20 |
| Progress Appraisal Co., Ltd. | 54 | 49 | 5 | 1,053.01 | 44 | 52 | (8) | (1,605.96) |
| | 1,605 | 1,371 | 234 | | 1,242 | 1,137 | 105 | |

* The Bank holds 100.00% shares indirectly through Kasikorn Asset Management Co., Ltd.

Disclosure of The Statements of Cash Flows of The Asset Management Company ("AMC")

In accordance with the BoT's notification number Sor Nor Sor Wor 53/2543 dated 7 January 2000, relating to the operational regulations of the asset management company, the Bank is required to disclose the statements of cash flows of the AMC in the notes to the financial statements. The statements of cash flows of Phethai Asset Management Co., Ltd. are as follows:

Phethai Asset Management Company Limited

Statements of Cash Flows

For the Three-Month Periods Ended 31 March 2008 and 2007

(Unaudited)

| | Million Baht | |
|---|---|---|
| | 2008 | 2007 |
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net profit (loss) | 31 | (11) |
| Adjustments to reconcile net profit (loss) from operating activities | | |
| Income from account transferred | (9) | (6) |
| Loss on impairment of investments in receivables | 1 | 1 |
| Reversal of bad debt and doubtful accounts | (18) | (11) |
| Loss on debt restructuring | 23 | 8 |
| Interest income from amortization of revaluation allowance for debt restructuring | (1) | (11) |
| Depreciation and amortization | - | 1 |
| Amortization of intangible assets | 1 | 1 |
| Loss on promissory notes discount | - | 48 |
| Loss on impairment of properties foreclosed | - | 22 |
| Gain on investment in securities | (1) | (7) |
| Reversal of loss on impairment of other assets | (1) | - |
| Amortization of discount on promissory note receivables | (3) | - |
| Income from sale discount | - | (1) |
| Net income from interest and dividends | (7) | (1) |
| Decrease in accrued expenses | (13) | (11) |
| Net profit from operations before changes in operating assets and liabilities | 3 | 22 |

Phethai Asset Management Company Limited

Statements of Cash Flows (Continued)

For the Three-Month Periods Ended 31 March 2008 and 2007

(Unaudited)

| | Million Baht | |
|---|---|---|
| | 2008 | 2007 |
| Decrease in operating assets | | |
| Investments in receivables | 192 | 11 |
| Loans and receivables | 156 | 152 |
| Properties foreclosed | 318 | 101 |
| Other assets | 1,412 | 104 |
| (Decrease) Increase in operating liabilities | | |
| Other liabilities | (17) | 7 |
| | 2,064 | 397 |
| Interest and dividends received | 23 | 67 |
| Interest paid | (22) | (69) |
| Income tax paid | (5) | (2) |
| Net Cash Provided by Operating Activities | 2,060 | 393 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Proceeds from disposal of long-term investments | 1 | 7 |
| Net Cash Provided by Investing Activities | 1 | 7 |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Cash paid for repayment of borrowings from financial institutions | (1,790) | (420) |
| Net Cash Used in Financing Activities | (1,790) | (420) |
| Net increase (decrease) in cash and cash equivalents | 271 | (20) |
| Cash and cash equivalents at the beginning of the period | 30 | 50 |
| Cash and cash equivalents at the end of the period | 301 | 30 |

## 6 LOANS AND ACCRUED INTEREST RECEIVABLES

Loans and accrued interest receivables classified by account status

(Million Baht)

| | Consolidated 31 March 2008 | | | |
|---|---|---|---|---|
| | Loans and Accrued Interest Receivables | Outstanding Debt after Deduction of Collateral Value/ NPV of Cash Flow from Debtors or Sale of Collateral | % Used for Calculating The Allowance | Allowance for Doubtful Accounts |
| Pass | 739,171 | 332,334 | 1 | 3,333 |
| Special Mention | 21,031 | 5,609 | 2 | 112* |
| Sub-Standard | 8,646 | 3,622 | 100 | 3,622 |
| Doubtful | 11,210 | 5,408 | 100 | 5,408 |
| Doubtful of Loss | 19,995 | 9,604 | 100 | 9,604 |
| Allowance established in excess of BoT regulations | - | - | | 3,535 |
| Kasikorn Securities Public Co.,Ltd. | 1,082 | - | | - |
| Total | 801,135 | 356,577 | | 25,614 |

* Includes the allowance for doubtful accounts of asset management companies as per the BoT's audit results, which has been transferred from the allowance provided in excess of the BoT's regulations.

(Million Baht)

| | Consolidated | | | |
|---|---|---|---|---|
| | 31 December 2007 | | | |
| | Loans and Accrued Interest Receivables | Outstanding Debt after Deduction of Collateral Value/ NPV of Cash Flow from Debtors or Sale of Collateral | % Used for Calculating The Allowance | Allowance for Doubtful Accounts |
| Pass | 716,504 | 330,160 | 1 | 3,302 |
| Special Mention | 11,025 | 3,802 | 2 | 85* |
| Sub-Standard | 5,419 | 2,505 | 100 | 2,505 |
| Doubtful | 11,282 | 5,863 | 100 | 5,863 |
| Doubtful of Loss | 18,477 | 8,906 | 100 | 8,906 |
| Allowance established in excess of BoT regulations | - | - | | 3,556 |
| Kasikorn Securities Public Co.,Ltd. | 1,061 | - | | - |
| Total | 763,768 | 351,236 | | 24,217 |

* Includes the allowance for doubtful accounts of asset management companies as per the BoT's audit results, which has been transferred from the allowance provided in excess of the BoT's regulations.

(Million Baht)

| | The Bank | | | |
|---|---|---|---|---|
| | 31 March 2008 | | | |
| | Loans and Accrued Interest Receivables | Outstanding Debt after Deduction of Collateral Value NPV of Cash Flow from Debtors or Sale of Collateral | % Used for Calculating The Allowance | Allowance for Doubtful Accounts |
| Pass | 742,241 | 357,630 | 1 | 3,576 |
| Special Mention | 19,521 | 5,540 | 2 | 111 |
| Sub-Standard | 8,342 | 3,609 | 100 | 3,609 |
| Doubtful | 11,069 | 5,372 | 100 | 5,372 |
| Doubtful of Loss | 17,192 | 8,627 | 100 | 8,627 |
| Allowance established in excess of BoT regulations | - | - | | 2,857 |
| Total | 798,365 | 380,778 | | 24,152 |

(Million Baht)

| | The Bank | | | |
|---|---|---|---|---|
| | 31 December 2007 | | | |
| | Loans and Accrued Interest Receivables | Outstanding Debt after Deduction of Collateral Value NPV of Cash Flow from Debtors or Sale of Collateral | % Used for Calculating The Allowance | Allowance for Doubtful Accounts |
| Pass | 721,059 | 355,265 | 1 | 3,553 |
| Special Mention | 9,417 | 3,708 | 2 | 74 |
| Sub-Standard | 5,187 | 2,477 | 100 | 2,477 |
| Doubtful | 11,221 | 5,847 | 100 | 5,847 |
| Doubtful of Loss | 15,667 | 7,813 | 100 | 7,813 |
| Allowance established in excess of BoT regulations | - | - | | 2,853 |
| Total | 762,551 | 375,110 | | 22,617 |

Unearned interest are as follows:

(Million Baht)

| | 31 March 2008 | | 31 December 2007 | |
|---|---|---|---|---|
| | The Bank | The Bank and Subsidiaries | The Bank | The Bank and Subsidiaries |
| Unearned interest | 340 | 3,441 | 347 | 3,228 |

**Non-performing loans (NPL)**

According to the BoT's directive dated 16 January 2003, non-performing loans (NPL) were redefined as sub-quality loans, being outstanding loans of sub-standard, doubtful, doubtful of loss and loss loan accounts in accordance with the BoT's guidelines. This included fully-provisioned loans which had previously been written-off.

According to the Bank of Thailand's new regulations, dated 7 December 2006, commercial banks are required to report additional information on non-performing loans, which includes:

- NPL net refers to the non-performing loan value, net of total allowances for doubtful accounts.
- The ratio of total loans, net of allowances for doubtful accounts means the ratio of NPL net to total loans, net of total allowances for doubtful accounts.

Previously, commercial banks were required to report only information on non-performing loans (NPL gross) and the percentage of NPLs to total loans.

Non-performing loans, net, (including financial institutions) based on the above directive can be summarized as follows:

(Million Baht)

| | 31 March 2008 | |
|---|---|---|
| | The Bank | The Bank and Subsidiaries |
| Non-performing loans, net | 18,819 | 21,007 |
| Total loans used for NPL net ratio calculation [1] | 868,832 | 869,473[2] |
| Ratio of total loans | 2.17 | 2.42 |

(Million Baht)

| | 31 December 2007 | |
|---|---|---|
| | The Bank | The Bank and Subsidiaries |
| Non-performing loans, net | 15,776 | 17,600 |
| Total loans used for NPL net ratio calculation [1] | 769,419 | 769,842[2] |
| Ratio of total loans | 2.05 | 2.29 |

[1] Total loans used for NPL ratio calculation are loans to general customers as presented in the balance sheet and loans to financial institutions as included in interbank and money market items.

[2] Excluding loans to subsidiaries, as of 31 March 2008 and 31 December 2007 amounting to Baht 29,285 million and Baht 29,406 million, respectively.

Non-performing loans, gross, (including financial institutions) based on the above directive can be summarized as follows:

(Million Baht)

| | 31 March 2008 | |
|---|---|---|
| | The Bank | The Bank and Subsidiaries |
| Non-performing loans, gross | 36,427 | 39,641 |
| Total loans used for NPL gross ratio calculation [1] | 886,440 | 888,099[2] |
| Ratio of total loans | 4.11 | 4.46 |

(Million Baht)

| | 31 December 2007 | |
|---|---|---|
| | The Bank | The Bank and Subsidiaries |
| Non-performing loans, gross | 31,915 | 34,980 |
| Total loans used for NPL gross ratio calculation [1] | 785,557 | 787,222[2] |
| Ratio of total loans | 4.06 | 4.44 |

[1] Total loans used for NPL ratio calculation are loans to general customers as presented in the balance sheet and loans to financial institutions as included in interbank and money market items.

[2] Excluding loans to subsidiaries, as of 31 March 2008 and 31 December 2007 amounting to Baht 29,285 million and Baht 29,406 million, respectively.

Non-accrual loans, gross, (including financial institutions) based on the accrual basis can be summarized as follows:

Non-accrual loans (including financial institutions) were as follows:

(Million Baht)

| | 31 March 2008 | | | | |
|---|---|---|---|---|---|
| | The Bank | Phethai – AMC (Original principal) | Kasikorn Factoring | Kasikorn Leasing | The Bank and Subsidiaries |
| Non-accrual loans | 51,360 | 2,730 | 264 | 520 | 54,874 |
| Total loans used for ratio Calculation* | 886,440 | 2,730 | 4,249 | 23,965 | 888,099** |
| Percentage of total loans | 5.79 | 100.00 | 6.21 | 2.17 | 6.18 |

(Million Baht)

| | 31 December 2007 | | | | |
|---|---|---|---|---|---|
| | The Bank | Phethai – AMC (Original principal) | Kasikorn Factoring | Kasikorn Leasing | The Bank and Subsidiaries |
| Non-accrual loans | 48,357 | 7,118 | 241 | 204 | 55,920 |
| Total loans used for ratio Calculation* | 785,557 | 7,118 | 3,718 | 20,234 | 787,221** |
| Percentage of total loans | 6.16 | 100.00 | 6.48 | 1.01 | 7.10 |

* Total loans used for NPL ratio calculation are loans to general customers as presented in the balance sheet and loans to financial institutions as included in interbank and money market items.

** Excluding loans to subsidiaries, as of 31 March 2008 and 31 December 2007 amounting to Baht 29,285 million and Baht 29,406 million, respectively.

Loans to listed companies that meet SET's criteria for delisting were as follows:

(Million Baht)

| | Consolidated | | | | | |
|---|---|---|---|---|---|---|
| | 31 March 2008 | | | 31 December 2007 | | |
| | Loans and Accrued Interest Receivables | Collateral Value | Allowance for Doubtful Accounts | Loans and Accrued Interest Receivables | Collateral Value | Allowance for Doubtful Accounts |
| Listed companies which meet SET's criteria for delisting | 21 | 118 | 3 | 37 | 31 | 2 |

(Million Baht)

| | The Bank | | | | | |
|---|---|---|---|---|---|---|
| | 31 March 2008 | | | 31 December 2007 | | |
| | Loans and Accrued Interest Receivables | Collateral Value | Allowance for Doubtful Accounts | Loans and Accrued Interest Receivables | Collateral Value | Allowance for Doubtful Accounts |
| Listed companies which meet SET's criteria for delisting | 21 | 118 | 3 | 37 | 31 | 2 |

The outstanding balances of loans to the Bank's wholly owned subsidiaries were as follows:

(Million Baht)

| | 31 March 2008 | | | |
|---|---|---|---|---|
| | Type of loans | Maturity | Interest rate | Amount |
| Phethai Asset Management Co., Ltd. | Bills | 3 Months | 3-Month Fixed Deposit | 1,955 |
| Kasikorn Factoring Co., Ltd. | Bills | 1-6 Months | Money Market Rate + Spread 1% at least | 2,130 |
| | Bills | At Call | Money Market Rate + Spread 1% at least | 320 |
| | Loans | 1-4 Years | Fixed Rate | 1,240 |
| Kasikorn Leasing Co., Ltd. | Bills | 7-120 Days | Money Market Rate | 300 |
| | Loans | 1-5 Years | Fixed Rate | 23,322 |

(Million Baht)

| | 31 December 2007 | | | |
|---|---|---|---|---|
| | Type of loans | Maturity | Interest rate | Amount |
| Phethai Asset Management Co., Ltd. | Bills | 3 Months | 3-Month Fixed Deposit | 3,745 |
| Kasikorn Factoring Co., Ltd. | Bills | 1-6 Months | Money Market Rate + Spread 1% at least | 2,305 |
| | Bills | At Call | Money Market Rate + Spread 1% at least | 560 |
| | Loans | 1-4 Years | Fixed Rate | 959 |
| Kasikorn Leasing Co., Ltd. | Bills | 7-120 Days | Money Market Rate | 240 |
| | Loans | 1-5 Years | Fixed Rate | 21,596 |

**Transferring of Sub-Standard Quality Assets to Thai Asset Management Corporation (TAMC)**

In accordance with the Emergency Decree on the Thai Asset Management Corporation B.E. 2544, on 12 October 2001, the Bank signed an Asset Transfer Agreement with TAMC to transfer eligible sub-standard quality assets outstanding as of 31 December 2000 to TAMC. All rights and duties associated with each transferred sub-standard quality asset were transferred to TAMC at a price determined by the appraised value of the underlying collateral assets, provided that the price did not exceed the book value of credits extended, less existing provisions outstanding, as required by law on the transfer date. TAMC has 180 days from the date of each transfer to examine any transferred assets. TAMC will then quote the transfer price within seven days after the end of the examination period. After confirming the price, TAMC will issue non-transferable 10-year callable promissory notes guaranteed by FIDF. The notes bear interest equal to the weighted average of the deposit rates of five major banks, and are paid at the end of each year by means of a non-transferable, extendable one-year promissory note, guaranteed by FIDF. The rights to these notes and the received notes are included in investments in held-to-maturity debt instruments.

In accordance with the Emergency Decree and the Asset Transfer Agreement, TAMC and the Bank will share jointly the profits and responsibility for any losses on transferred assets, which are payable on the fifth and the tenth anniversaries of the transfers, starting from 1 July 2001. In the case of losses, the Bank will first be responsible for any loss, not exceeding 20% of the transfer price. The second portion of losses, again not exceeding 20% of the transfer price, will be equally shared by TAMC and the Bank. Any remaining loss would then be absorbed by TAMC. In addition, expenses of TAMC are included in the calculation of the gain or loss sharing. In the case of profit, the first portion of profits up to 20% of the transfer price is to be shared equally by TAMC and the Bank. Should there be any profit over and above this, the Bank is entitled to the remainder up to the gross book value of the assets, less the transfer price and the Bank's share in the first portion of the profits. As of 31 March 2008 and 31 December 2007 the Bank has set up an estimate for loss sharing amounting to Baht 804 million and Baht 782 million, respectively.

For the three-month period ended 31 March 2008, the Bank did not transfer any sub-standard quality assets to TAMC. The gross book value of the assets transferred before deducting allowance for doubtful accounts up to 31 March 2008 was Baht 14,557 million and the estimated total transfer price up to 31 March 2008 was Baht 10,123 million. As of 31 March 2008, the Bank received promissory notes from TAMC of Baht 10,123 million.

As at 31 March 2008, the Bank was informed that loss sharing amounting to Baht 29 million was allocated to the Bank from TAMC.

## 7 TROUBLED DEBT RESTRUCTURING

During the three-month periods ended 31 March 2008 and 2007, the Bank and its subsidiaries engaged in debt restructuring contracts as follows:

(Million Baht)

| | Consolidated | | | | The Bank | | | |
|---|---|---|---|---|---|---|---|---|
| | 2008 | | 2007 | | 2008 | | 2007 | |
| | Cases | Total Outstanding Debt Before Restructuring | Cases | Total Outstanding Debt Before Restructuring | Cases | Total Outstanding Debt Before Restructuring | Cases | Total Outstanding Debt Before Restructuring |
| Debt restructuring contracts that incurred losses | 304 | 2,283 | 182 | 973 | 285 | 2,213 | 111 | 803 |
| Debt restructuring contracts that incurred no losses | 8,026 | 5,984 | 3,742 | 3,511 | 8,020 | 5,971 | 3,727 | 3,490 |
| Total | 8,330 | 8,267 | 3,924 | 4,484 | 8,305 | 8,184 | 3,838 | 4,293 |

Losses on debt restructuring for the three-month periods ended 31 March 2008 and 2007 were as follows:

(Million Baht)

| | | Consolidated 31 March 2008 | | | | |
|---|---|---|---|---|---|---|
| | | The Outstanding Debt | | Transferred Assets | | Loss on |
| | | Before | After | | | Debt |
| Types of Restructuring | Cases | Restructuring | Restructuring | Types | Fair Value | Restructuring |
| Transfers of assets | 44 | 225 | - | Cash, land, premises and investments | 169 | 56 |
| Changes of repayment conditions | 251 | 1,836 | 1,826 | - | - | 324 |
| Debt restructuring in various forms | 9 | 222 | 185 | Cash, land, premises and investments | 38 | 34 |
| Total | 304 | 2,283 | 2,011 | | 207 | 414 |

(Million Baht)

| | | Consolidated 31 March 2007 | | | | |
|---|---|---|---|---|---|---|
| | | The Outstanding Debt | | Transferred Assets | | Loss on |
| | | Before | After | | | Debt |
| Types of Restructuring | Cases | Restructuring | Restructuring | Types | Fair Value | Restructuring |
| Transfers of assets | 25 | 86 | - | Cash, land, premises and investments | 66 | 20 |
| Changes of repayment conditions | 155 | 811 | 808 | - | - | 77 |
| Debt restructuring in various forms | 2 | 76 | 68 | Cash, land, premises and investments | 8 | 2 |
| Total | 182 | 973 | 876 | | 74 | 99 |

(Million Baht)

The Bank

31 March 2008

| | | The Outstanding Debt | | Transferred Assets | | Loss on |
|---|---|---|---|---|---|---|
| | | Before | After | | | Debt |
| Types of Restructuring | Cases | Restructuring | Restructuring | Types | Fair Value | Restructuring |
| Transfers of assets | 30 | 189 | - | Cash, land, premises and investments | 145 | 43 |
| Changes of repayment conditions | 246 | 1,802 | 1,802 | - | - | 314 |
| Debt restructuring in various forms | 9 | 222 | 185 | Cash, land, premises and investments | 38 | 34 |
| Total | 285 | 2,213 | 1,987 | | 183 | 391 |

(Million Baht)

The Bank

31 March 2007

| | | The Outstanding Debt | | Transferred Assets | | Loss on |
|---|---|---|---|---|---|---|
| | | Before | After | | | Debt |
| Types of Restructuring | Cases | Restructuring | Restructuring | Types | Fair Value | Restructuring |
| Transfers of assets | 15 | 56 | - | Cash, land, premises and investments | 40 | 16 |
| Changes of repayment conditions | 94 | 671 | 670 | - | - | 72 |
| Debt restructuring in various forms | 2 | 76 | 68 | Cash, land, premises and investments | 8 | 2 |
| Total | 111 | 803 | 738 | | 48 | 90 |

The Bank and its subsidiaries measure the expected recoverable amounts of loans restructured by changing repayment conditions by using the present value of future cash flows discounted by the market rate.

The terms of debt restructuring agreements with debts which were restructured by changing the repayment conditions and restructured in various other ways and which resulted in losses on debt restructuring during the three-month periods ended 31 March are as follows:

(Million Baht)

| | Consolidated | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2008 | | | | 2007 | | | |
| | | The Outstanding Debt | | | | The Outstanding Debt | | |
| Terms of debt restructuring agreements | Cases | Before Restructuring | After Restructuring | End of Period | Cases | Before Restructuring | After Restructuring | End of Period |
| Less than 5 years | 228 | 1,874 | 1,827 | 1,802 | 115 | 725 | 714 | 685 |
| 5 to 10 years | 16 | 132 | 132 | 132 | 21 | 91 | 91 | 77 |
| Over 10 years | 16 | 52 | 52 | 52 | 21 | 71 | 71 | 70 |
| Total | 260 | 2,058 | 2,011 | 1,986 | 157 | 887 | 876 | 832 |

(Million Baht)

| | The Bank | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2008 | | | | 2007 | | | |
| | | The Outstanding Debt | | | | The Outstanding Debt | | |
| Terms of debt restructuring agreements | Cases | Before Restructuring | After Restructuring | End of Period | Cases | Before Restructuring | After Restructuring | End of Period |
| Less than 5 years | 224 | 1,841 | 1,803 | 1,783 | 74 | 645 | 637 | 617 |
| 5 to 10 years | 15 | 132 | 132 | 132 | 16 | 69 | 69 | 56 |
| Over 10 years | 16 | 52 | 52 | 52 | 6 | 33 | 32 | 32 |
| Total | 255 | 2,025 | 1,987 | 1,967 | 96 | 747 | 738 | 705 |

The Bank and its subsidiaries recognized interest income from debt restructuring for the three-month periods ended 31 March as follows:

(Million Baht)

| | Consolidated | | The Bank | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Debt restructuring contracts that incurred losses | 115 | 165 | 114 | 153 |

The Bank had commitments to extend additional loans to these borrowers as follows:

(Million Baht)

| | Consolidated and The Bank | |
|---|---|---|
| | 31 March 2008 | 31 December 2007 |
| Debt restructuring contracts that incurred losses | 220 | 237 |

The Bank and its subsidiaries had outstanding balances on debtors which were restructured during the period/year as follows:

(Million Baht)

| | Consolidated | | The Bank | |
|---|---|---|---|---|
| | 31 March 2008 | 31 December 2007 | 31 March 2008 | 31 December 2007 |
| Debt restructuring contracts that incurred losses | 1,986 | 5,571 | 1,967 | 5,510 |
| Debt restructuring contracts that incurred no losses | 4,943 | 13,922 | 4,934 | 13,910 |
| Total | 6,929 | 19,493 | 6,901 | 19,420 |

The Bank and its subsidiaries had outstanding balances relating to all restructured debtors which had been performing in accordance with debt restructuring agreements as follows:

(Million Baht)

| | Consolidated | | The Bank | |
|---|---|---|---|---|
| | 31 March 2008 | 31 December 2007 | 31 March 2008 | 31 December 2007 |
| Debt restructuring contracts that incurred losses | 11,337 | 12,196 | 11,196 | 11,714 |
| Debt restructuring contracts that incurred no losses | 27,793 | 28,441 | 27,699 | 28,334 |
| Total | 39,130 | 40,637 | 38,895 | 40,048 |

## 8 ALLOWANCE FOR DOUBTFUL ACCOUNTS

The movements in the allowance for doubtful accounts during the period/year were as follows:

(Million Baht)

Consolidated

31 March 2008

| | Pass | Special Mention | Sub-Standard | Doubtful | Doubtful of Loss | Allowances Established in Excess of BoT's Regulations | Total |
|---|---|---|---|---|---|---|---|
| Balance at beginning of the period | 3,302 | 85 | 2,505 | 5,863 | 8,906 | 3,556 | 24,217 |
| Doubtful accounts (reversal) | 31 | 27 | 1,117 | (455) | 639 | (23) | 1,336 |
| Bad debts recovered | - | - | - | - | 80 | - | 80 |
| Bad debts written off | - | - | - | - | (711) | - | (711) |
| Others | - | - | - | - | 690 | 2 | 692 |
| Balance at end of the period | 3,333 | 112 | 3,622 | 5,408 | 9,604 | 3,535 | 25,614 |

(Million Baht)

Consolidated

31 December 2007

| | Pass | Special Mention | Sub-Standard | Doubtful | Doubtful of Loss | Allowances Established in Excess of BoT's Regulations | Total |
|---|---|---|---|---|---|---|---|
| Balance at beginning of the year | 3,157 | 42 | 3,242 | 3,805 | 14,130 | 7,327 | 31,703 |
| Transferred from investments in receivables | - | - | - | - | 9 | - | 9 |
| Doubtful accounts (reversal) | 145 | 43 | (737) | 2,058 | 6,414 | (3,629) | 4,294 |
| Bad debts recovered | - | - | - | - | 456 | - | 456 |
| Bad debts written off | - | - | - | - | (6,548) | - | (6,548) |
| Others | - | - | - | - | (5,555) | (142) | (5,697) |
| Balance at end of the year | 3,302 | 85 | 2,505 | 5,863 | 8,906 | 3,556 | 24,217 |

(Million Baht)

The Bank

31 March 2008

| | Pass | Special Mention | Sub-Standard | Doubtful | Doubtful of Loss | Allowances Established in Excess of BoT's Regulations | Total |
|---|---|---|---|---|---|---|---|
| Balance at beginning of the period | 3,553 | 74 | 2,477 | 5,847 | 7,813 | 2,853 | 22,617 |
| Doubtful accounts (reversal) | 23 | 37 | 1,132 | (475) | 700 | 4 | 1,421 |
| Bad debt recovered | - | - | - | - | 80 | - | 80 |
| Bad debt written off | - | - | - | - | (623) | - | (623) |
| Others | - | - | - | - | 657 | - | 657 |
| Balance at end of the period | 3,576 | 111 | 3,609 | 5,372 | 8,627 | 2,857 | 24,152 |

(Million Baht)

The Bank

31 December 2007

| | Pass | Special Mention | Sub-Standard | Doubtful | Doubtful of Loss | Allowances Established in Excess of BoT's Regulations | Total |
|---|---|---|---|---|---|---|---|
| Balance at beginning of the year | 3,313 | 40 | 3,226 | 3,794 | 10,201 | 6,138 | 26,712 |
| Doubtful accounts (reversal) | 240 | 34 | (749) | 2,053 | 5,991 | (3,285) | 4,284 |
| Bad debt recovered | - | - | - | - | 456 | - | 456 |
| Bad debt written off | - | - | - | - | (4,609) | - | (4,609) |
| Others | - | - | - | - | (4,226) | - | (4,226) |
| Balance at end of the year | 3,553 | 74 | 2,477 | 5,847 | 7,813 | 2,853 | 22,617 |

## 9 REVALUATION ALLOWANCE FOR DEBT RESTRUCTURING

The movements in the revaluation allowance for debt restructuring during the period/year were as follows:

(Million Baht)

| | Consolidated | | The Bank | |
|---|---|---|---|---|
| | 31 March 2008 | 31 December 2007 | 31 March 2008 | 31 December 2007 |
| Balance at beginning of the period/year | 1,635 | 1,289 | 1,630 | 1,259 |
| Increase | 385 | 1,068 | 385 | 1,057 |
| Decrease due to write off | - | (630) | - | (630) |
| Change of classification | (2) | (5) | - | - |
| Amortization to interest income | (28) | (168) | (26) | (137) |
| Others | (612) | 81 | (612) | 81 |
| Balance at end of the period/year | 1,378 | 1,635 | 1,377 | 1,630 |

## 10 CLASSIFIED ASSETS

Assets of the Bank and its subsidiaries, classified as investments, loans and accrued interest receivable (including financial institutions), properties foreclosed and other assets, were categorized by quality in compliance with the BoT's regulations, taking into account analyses of each loan and appraisal of the financial standing of each borrower, as follows:

(Million Baht)

| | Consolidated 31 March 2008 | | | | |
|---|---|---|---|---|---|
| | Investments | Loans and Accrued Interest Receivables | Properties Foreclosed | Other Assets | Total |
| Pass | - | 827,604 | - | - | 827,604 |
| Special Mention | - | 20,857 | - | - | 20,857 |
| Sub-Standard | - | 8,646 | - | - | 8,646 |
| Doubtful | - | 11,210 | - | - | 11,210 |
| Doubtful of Loss | 4,505 | 19,994 | 1,162 | 623 | 26,284 |
| Total | 4,505 | 888,311 | 1,162 | 623 | 894,601 |

(Million Baht)

| | Consolidated 31 December 2007 | | | | |
|---|---|---|---|---|---|
| | Investments | Loans and Accrued Interest Receivables | Properties Foreclosed | Other Assets | Total |
| Pass | - | 739,772 | - | - | 739,772 |
| Special Mention | - | 10,924 | - | - | 10,924 |
| Sub-Standard | - | 5,419 | - | - | 5,419 |
| Doubtful | - | 11,282 | - | - | 11,282 |
| Doubtful of Loss | 4,712 | 18,477 | 1,200 | 617 | 25,006 |
| Total | 4,712 | 785,874 | 1,200 | 617 | 792,403 |

(Million Baht)

| | The Bank | | | | |
|---|---|---|---|---|---|
| | 31 March 2008 | | | | |
| | Investments | Loans and Accrued Interest Receivables | Properties Foreclosed | Other Assets | Total |
| Pass | - | 830,666 | - | - | 830,666 |
| Special Mention | - | 19,347 | - | - | 19,347 |
| Sub-Standard | - | 8,342 | - | - | 8,342 |
| Doubtful | - | 11,069 | - | - | 11,069 |
| Doubtful of Loss | 4,473 | 17,192 | 819 | 621 | 23,105 |
| Total | 4,473 | 886,616 | 819 | 621 | 892,529 |

(Million Baht)

| | The Bank | | | | |
|---|---|---|---|---|---|
| | 31 December 2007 | | | | |
| | Investments | Loans and Accrued Interest Receivables | Properties Foreclosed | Other Assets | Total |
| Pass | - | 744,328 | - | - | 744,328 |
| Special Mention | - | 9,315 | - | - | 9,315 |
| Sub-Standard | - | 5,187 | - | - | 5,187 |
| Doubtful | - | 11,221 | - | - | 11,221 |
| Doubtful of Loss | 4,672 | 15,668 | 793 | 614 | 21,747 |
| Total | 4,672 | 785,719 | 793 | 614 | 791,798 |

## 11 SHARE CAPITAL AND EARNINGS PER SHARE

The calculation of basic earnings per share for the three-month period ended 31 March 2008 was based on profit attributable to ordinary shareholders of Baht 4,438 million and Baht 4,238 million, respectively (2007: Baht 3,877 million and Baht 3,854 million, respectively) and the weighted average number of ordinary shares outstanding for the three-month period ended 31 March 2008 of 2,392,759,964 shares (2007: 2,386,112,526 shares).

The calculation of the weighted average number of ordinary shares outstanding for the three-month periods ended 31 March 2008 and 2007 is as follows:

| | Consolidated and The Bank | | | |
|---|---|---|---|---|
| | Share capital | | Number of the weighted average number of ordinary shares (Shares) | |
| | Number of shares | Amount (Million Baht) | For the three-month periods Ended 31 March | |
| | | | 2008 | 2007 |
| Issued ordinary shares as of 1 January 2007 | 2,382,147,733 | 23,821 | | 2,382,147,733 |
| Add: | | | | |
| - The Bank registered the change in its paid-up share capital as a result of the increases in paid-up capital from the exercise of warrants for ordinary shares which were issued and offered for sale to Bank employees (except for directors) | | | | |
| 2007 | | | | |
| 11 January : | 4,460,392 | 45 | | 3,964,793 |
| Issued ordinary shares as of 31 March 2007 | 2,386,608,125 | 23,866 | | 2,386,112,526 |
| Issued ordinary shares as of 1 January 2008 | 2,388,202,317 | 23,882 | 2,388,202,317 | |
| 2008 | | | | |
| 10 January : | 5,057,876 | 50 | 4,557,647 | |
| Issued ordinary shares as of 31 March 2008 | 2,393,260,193 | 23,932 | 2,392,759,964 | |

## 12 CAPITAL REQUIREMENTS

The ratios of capital to assets (Capital Adequacy Ratio) were calculated from the financial statements of the Bank and include the risk assets of the Bank's subsidiary asset management company as follows:

(Million Baht)

| | 31 March 2008 | 31 December 2007 |
|---|---|---|
| Tier 1 Capital | | |
| Issued and fully paid up share capital, premiums on share capital | 42,036 | 41,895 |
| Legal reserves | 2,160 | 2,160 |
| Net income after appropriation | 38,662 | 38,662 |
| Total Tier 1 Capital | 82,858 | 82,717 |
| Tier 2 Capital | | |
| Surplus on land revaluation | 4,288 | 4,288 |
| Surplus on premises revaluation | 1,789 | 1,806 |
| Surplus on marketable equity securities revaluation | 179 | 179 |
| Provision for normal assets | 4,858 | 4,858 |
| Subordinated debentures | 18,686 | 18,685 |
| Total Tier 2 Capital | 29,800 | 29,816 |
| Total Capital Requirements | 112,658 | 112,533 |

The BoT's regulations requires that banks registered in Thailand maintain a ratio of capital funds to assets and contingencies of not less than 8.5% and that tier-1 capital must not be less than 4.25% of such assets and contingencies. Capital adequacy ratios maintained by the Bank were as follows:

| | Percentage | |
|---|---|---|
| | 31 March 2008 | 31 December 2007 |
| Total Capital Requirements | 14.07 | 14.62 |
| Tier-1 Capital | 10.35 | 10.74 |

## 13 ASSETS PLEDGED AS COLLATERAL

Assets pledged as collateral consisted of:

(Million Baht)

| | Consolidated and The Bank | |
|---|---|---|
| | 31 March 2008 | 31 December 2007 |
| Deposits | 897 | 33 |
| Government bonds | 691 | 3,147 |
| State enterprise bonds | 2,781 | 3,155 |
| Foreign bonds | 128 | 137 |
| Total | 4,497 | 6,472 |

The Bank has pledged these assets as collateral for derivatives, for electricity consumption, for court collateral and for repurchase agreements.

## 14 CONTINGENCIES

Contingencies consisted of:

(Million Baht)

| | Consolidated | | | | | |
|---|---|---|---|---|---|---|
| | 31 March 2008 | | | 31 December 2007 | | |
| | Baht | Foreign Currency | Total | Baht | Foreign Currency | Total |
| Avals on bills | 1,461 | - | 1,461 | 925 | - | 925 |
| Letters of indemnity-borrowing, | 12 | 217 | 229 | - | 217 | 217 |
| Other guarantees | 64,981 | 6,292 | 71,273 | 65,438 | 7,157 | 72,595 |
| Letters of credit | 8,727 | 17,992 | 26,719 | 1,277 | 19,220 | 20,497 |
| Exchange rate agreements | | | | | | |
| Purchase agreements | 45,367 | 320,724 | 366,091 | 38,162 | 299,976 | 338,138 |
| Sale agreements | 44,369 | 329,005 | 373,374 | 8,057 | 364,414 | 372,471 |
| Interest rate agreements | | | | | | |
| Purchase agreements | 64,500 | 428,920 | 493,420 | 318,979 | 67,813 | 386,792 |
| Sale agreements | 64,500 | 423,897 | 488,397 | 318,579 | 84,325 | 402,904 |
| Credit Default Swap | - | 1,418 | 1,418 | - | 1,520 | 1,520 |
| Unused credit line of overdraft | 133,132 | - | 133,132 | 126,933 | - | 126,933 |
| Others | 1,529 | 9,373 | 10,902 | 1,456 | 6,041 | 7,497 |
| Total | 428,578 | 1,537,838 | 1,966,416 | 879,806 | 850,683 | 1,730,489 |

(Million Baht)

| | The Bank | | | | | |
|---|---|---|---|---|---|---|
| | 31 March 2008 | | | 31 December 2007 | | |
| | Baht | Foreign Currency | Total | Baht | Foreign Currency | Total |
| Avals on bills | 1,461 | - | 1,461 | 925 | - | 925 |
| Letters of indemnity- borrowing | 12 | 217 | 229 | - | 217 | 217 |
| Other guarantees | 64,966 | 6,166 | 71,132 | 65,341 | 6,941 | 72,282 |
| Letters of credit | 8,727 | 17,992 | 26,719 | 1,277 | 19,220 | 20,497 |
| Exchange rate agreements | | | | | | |
| Purchase agreements | 45,367 | 320,724 | 366,091 | 38,162 | 299,976 | 338,138 |
| Sale agreements | 44,369 | 329,005 | 373,374 | 8,057 | 364,414 | 372,471 |
| Interest rate agreements | | | | | | |
| Purchase agreements | 64,500 | 428,920 | 493,420 | 318,979 | 67,813 | 386,792 |
| Sale agreements | 64,500 | 423,897 | 488,397 | 318,579 | 84,325 | 402,904 |
| Credit Default Swap | - | 1,418 | 1,418 | - | 1,520 | 1,520 |
| Unused credit line of overdraft | 133,132 | - | 133,132 | 126;933 | - | 126,933 |
| Others | 1,504 | 9,373 | 10,877 | 1,438 | 6,041 | 7,479 |
| Total | 428,538 | 1,537,712 | 1,966,250 | 879,691 | 850,467 | 1,730,158 |

Under normal business operations, the Bank is a defendant in various litigation against the Bank. These include cases of wrongful acts brought against the Bank, with total claims amounting to Baht 9,698 million and Baht 9,201 million as of 31 March 2008 and 31 December 2007, respectively. The Management believes that any liability resulting from this litigation will not be material to the Bank's financial position or on the results of its operations.

## 15 RELATED PARTY TRANSACTIONS AND BALANCES

1. Loans and contingencies made to executive officers and to business entities where the Bank and its subsidiaries, their directors or executive officers, hold 10% or more of their paid-up capital are summarized as follows:

(Million Baht)

| | Consolidated | |
|---|---|---|
| | 31 March 2008 End of Period | 31 December 2007 End of Year |
| Loans | | |
| 1. Executive officers | 16 | 18 |
| 2. Business entities where the Bank and subsidiaries, their directors or executive officers, hold 10% or more of the paid - up capital[(1)] | 1,108 | 820 |
| Total | 1,124 | 838 |
| Contingencies | | |
| 1. Executive officers | - | - |
| 2. Business entities where the Bank and subsidiaries, their directors or executive officers, hold 10% or more of the paid - up capital | 39 | 44 |
| Total | 39 | 44 |

[(1)] Transactions occurring between the Bank and related business entities are charged at market price as with other normal business.

(Million Baht)

| | The Bank | |
|---|---|---|
| | 31 March 2008 | 31 December 2007 |
| | End of Period | End of Year |
| Loans | | |
| 1. Executive officers | 16 | 18 |
| 2. Business entities where the Bank, its directors or executive officers, hold 10% or more of the paid - up capital[(1)] | 30,385 | 30,226 |
| Total | 30,401 | 30,244 |
| Contingencies | | |
| 1. Executive officers | - | - |
| 2. Business entities where the Bank, its directors or executive officers, hold 10% or more of the paid - up capital | 53 | 56 |
| Total | 53 | 56 |

[(1)] Transactions occurring between the Bank and related business entities are charged at market price as with other normal business.

2. Related Party

Relationships between the Bank and other business entities where control exists consisted of:

| Company Name | Type of Relationship | % Shareholding Directly and Indirectly 31 March 2008 | 31 December 2007 | Type of share | Type of Business |
|---|---|---|---|---|---|
| Phethai Asset Management Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Asset Management |
| Kasikorn Research Center Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Service |
| Kasikorn Asset Management Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Mutual Fund Management |
| Kasikorn Securities Public Co., Ltd. | Subsidiary | 99.99% | 99.99% | Ordinary share | Securities Business |
| Kasikorn Factoring Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Lending |
| Kasikorn Leasing Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Lending |
| Progress Land and Buildings Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Property Development |
| KHAO KLA Venture Capital Management Co., Ltd. | Indirect Subsidiary | 100.00% | 100.00% | Ordinary share | Venture Capital Management |
| K-SME Venture Capital Co., Ltd | Subsidiary | 100.00% | 100.00% | Ordinary share | Venture Capital |
| Progress Gunpai Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Service |
| Progress Plus Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Service |
| Progress Facilities Management Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Service |
| Progress Management Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Service |
| Progress Software Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Service |
| Progress Storage Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Service |
| Progress Service Support Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Service |
| Progress Service Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Service |
| Progress HR Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Service |
| Progress Appraisal Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Service |
| Progress Collection Co., Ltd. | Subsidiary | 100.00% | - | Ordinary share | Service |

3. Significant transactions occurring between the Bank and related parties are summarized as follows:

(Million Baht)

| | The Bank | |
|---|---|---|
| | 31 March 2008 | 31 December 2007 |
| Loans | | |
| Subsidiary Companies | | |
| - Phethai Asset Management Co., Ltd. | | |
| Beginning of the period/year | 3,745 | 6,550 |
| Deduction | (1,790) | (2,805) |
| Ending of the period/year | 1,955 | 3,745 |
| Accrued interest receivables | | |
| Subsidiary Companies | | |
| - Phethai Asset Management Co., Ltd. | 4 | 10 |
| Deposits | | |
| Subsidiary Companies | | |
| - Phethai Asset Management Co., Ltd. | 302 | 32 |

(Million Baht)

| | The Bank | |
|---|---|---|
| | For the Three-Month Periods Ended 31 March | |
| | 2008 | 2007 |
| Interest income | | |
| Subsidiary Companies | | |
| - Phethai Asset Management Co., Ltd. | 16 | 66 |

Loans to Phethai Asset Management Company Limited are 3-month bills with interest rates equal to the interest rate of a 3-month fixed deposit. Deposits were pledged as collateral. As of 31 March 2008 and 31 December 2007 the pledged deposits were Baht 276 million and Baht 19 million, respectively.

As at 31 March 2008 and 31 December 2007, the Bank has provided an allowance for doubtful accounts for Phethai Asset Management Company Limited, classified as normal loans, amounting to Baht 20 million and Baht 38 million, respectively.

Income and expenses shared between the Bank and Phethai Asset Management Company Limited are charged at cost, except for fee income, which is charged at market price.

The Bank has provided an allowance for doubtful accounts for related business entities using the same method as for general customers and in accordance with the BoT's regulations.

4. Additional transactions occurring between the Bank and related business entities, which are charged at market price as with other normal business or the price as stipulated in the agreement, are as follows:

4.1 Assets, liabilities and contingencies between the Bank, its subsidiary and associated companies are summarized as follows:

(Million Baht)

| | Consolidated | | The Bank | |
|---|---|---|---|---|
| | 31 March 2008 | 31 December 2007 | 31 March 2008 | 31 December 2007 |
| Loans | | | | |
| Subsidiary Companies | | | | |
| - Kasikorn Leasing Co., Ltd. | - | - | 23,632 | 21,836 |
| - Kasikorn Factoring Co., Ltd. | - | - | 3,690 | 3,825 |
| Other Assets | | | | |
| Subsidiary Companies | | | | |
| - Kasikorn Asset Management Co., Ltd. | - | - | 36 | 33 |
| - Kasikorn Leasing Co., Ltd. | - | - | 7 | 15 |
| Deposits | | | | |
| Subsidiary Companies | | | | |
| - Progress Gunpai Co., Ltd. | - | 164 | 163 | 164 |
| - Kasikorn Factoring Co., Ltd. | - | - | 157 | 162 |
| - Kasikorn Leasing Co., Ltd. | - | - | 106 | 156 |
| - K-SME Venture Capital Co., Ltd | - | - | 99 | 100 |
| - Kasikorn Asset Management Co., Ltd. | - | - | 41 | 84 |
| - Kasikorn Research Center Co., Ltd. | - | - | 30 | 30 |
| - Progress Appraisal Co., Ltd. | - | 21 | 25 | 21 |
| - Progress Services Co., Ltd. | - | 26 | 23 | 26 |
| - Progress Facilities Management Co., Ltd. | - | 23 | 21 | 23 |
| - Progress Software Co., Ltd. | - | 62 | 16 | 62 |
| - Progress Storage Co., Ltd. | - | 15 | 16 | 15 |
| - Progress Management Co., Ltd. | - | 23 | 15 | 23 |
| - Progress H R Co., Ltd. | - | 19 | 12 | 19 |
| - Progress Plus Co., Ltd. | - | 42 | 7 | 42 |
| - Progress Land and Buildings Co., Ltd. | - | - | 17 | 19 |

(Million Baht)

| | Consolidated | | The Bank | |
|---|---|---|---|---|
| | 31 March 2008 | 31 December 2007 | 31 March 2008 | 31 December 2007 |
| Deposits | | | | |
| Associated Company | | | | |
| - Processing Center Co., Ltd. | 16 | 17 | 16 | 17 |
| Interbank and Money Market Items (Liabilities) | | | | |
| Subsidiary Company | | | | |
| - Kasikorn Securities Public Co., Ltd. | - | - | 190 | 324 |
| Borrowings | | | | |
| Subsidiary Company | | | | |
| - Kasikorn Asset Management Co., Ltd. | - | - | 550 | 306 |
| Other Liabilities | | | | |
| Subsidiary Companies | | | | |
| - Progress Software Co., Ltd. | - | 73 | 77 | 73 |
| - Progress Plus Co., Ltd. | - | 47 | 62 | 47 |
| - Progress Service Support Co., Ltd. | - | 23 | 5 | 23 |
| - Progress Appraisal Co., Ltd. | - | 14 | 10 | 14 |
| Associated Company | | | | |
| - Processing Center Co., Ltd. | 6 | 11 | 6 | 11 |
| Contingencies | | | | |
| Subsidiary Companies | | | | |
| - Kasikorn Securities Public Co., Ltd. | - | - | 9 | 11 |
| - Kasikorn Factoring Co., Ltd. | - | - | 14 | 10 |

Certain subsidiaries and associated companies have entered into 2-year building lease agreements with the Bank. Rentals are charged at cost plus additional expenses. As of 31 March 2008 and 31 December 2007, the Bank and its related parties have rental agreements with remaining tenures amounting to Baht 2 million and Baht 4 million, respectively.

4.2 Revenue and expenses occurring between the Bank, its subsidiary and associated companies for the three-month periods ended 31 March are summarized as follows:

(Million Baht)

| | Consolidated | | The Bank | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Subsidiary Companies | | | | |
| Revenue: | | | | |
| Interest income | - | - | 302 | 209 |
| Dividend income | - | - | 60 | 139 |
| Fee income | - | - | 106 | 64 |
| Other income | - | 2 | 15 | 9 |
| Expenses: | | | | |
| Interest expenses | - | - | 6 | 15 |
| Personnel expenses | - | - | 27 | 85 |
| Other expenses | - | 392 | 464 | 437 |
| Associated Companies | | | | |
| Expenses: | | | | |
| Other expenses | 16 | 13 | 16 | 13 |

The Bank has entered into a staff secondment agreement with Kasikorn Securities Public Company Limited, commencing from January 2006. The agreement shall be terminated at any time by the Bank giving notice 60 days prior to the termination date. The Bank is responsible for salaries, welfare and other benefits and any liabilities that arise or may arise from the actions of the employees.

For the three-month periods ended 31 March 2008 and 2007, the Bank incurred expenses amounting to Baht 27 million and Baht 85 million, respectively, presented as personnel expenses in the statements of income.

4.3 Assets, liabilities and contingencies between the Bank and other business entities in which the directors, key executive officers and close members of their families have significant influence were summarized as follows:

(Million Baht)

| | Consolidated and The Bank | |
|---|---|---|
| | 31 March 2008 | 31 December 2007 |
| Loans | | |
| - Bangkok Glass Industry Co., Ltd. | 464 | 164 |
| - Dole Thailand Co., Ltd. | 320 | 393 |
| - Charoen Pokphand Foods Public Co., Ltd. | 232 | 357 |
| - Loxley Public Co., Ltd. | 165 | 162 |
| - Jutha Maritime Public Co., Ltd. | 63 | 66 |
| - Yip In Tsoi & Jacks Ltd. | 52 | 49 |
| - Thanakorn Vegetable Oil Products Co., Ltd. | - | 31 |
| Deposits | | |
| - Thai Airways International Public Co., Ltd. | 6,723 | 3,964 |
| - Muang Thai Life Assurance Co., Ltd. | 475 | 408 |
| - Serm Suk Public Co., Ltd. | 426 | 162 |
| - Aspac Oil (Thailand) Co., Ltd. | 226 | 126 |
| - Phatra Insurance Public Co., Ltd. | 200 | 159 |
| - Thai British Security Printing Public Co., Ltd. | 166 | 67 |
| - Mitsubishi Elevator Asia Co., Ltd. | 84 | 83 |
| - Com - Link Co., Ltd. | 79 | 188 |
| - Smithithada Co., Ltd. | 78 | 77 |
| - Loxley Public Co., Ltd. | 78 | 74 |
| - Bangkok Glass Industry Co., Ltd. | 53 | 33 |
| - Nithi Thamrong Co., Ltd. | 50 | 50 |
| - Sermsuk Beverage Co., Ltd. | 43 | 14 |
| - Sup Wattana Co., Ltd. | 37 | 37 |
| - The Deves Insurance Public Co,. Ltd. | 31 | 18 |
| - Loxley Trading Co., Ltd. | 30 | 42 |
| - Ekpavee Co., Ltd. | 26 | 2 |

(Million Baht)

| | Consolidated and The Bank | |
|---|---|---|
| | 31 March 2008 | 31 December 2007 |
| Deposits | | |
| - Floor Industry Co., Ltd. | 24 | 23 |
| - Avant Development Co., Ltd. | 21 | 14 |
| - Charoen Pokphand Foods Public Co., Ltd. | 19 | 18 |
| - Suludee Co., Ltd. | 16 | 16 |
| - CS Loxinfo Public Co., Ltd. | 15 | 11 |
| - National ITMX Co., Ltd. | 14 | 14 |
| - SCB Securities Co., Ltd. | 14 | 14 |
| - SCT Co., Ltd. | 13 | 10 |
| - Architect 49 Co., Ltd. | 13 | 6 |
| - BlueScope Lysaght (Thailand) Ltd. | 13 | 3 |
| - Thanakorn Vegetable Oil Products Co., Ltd. | 12 | 3 |
| - Chanaporn Co., Ltd. | 9 | 11 |
| - SCG Network Management Co., Ltd. | - | 12 |
| Contingencies | | |
| - SCT Co., Ltd. | 1,594 | 128 |
| - Charoen Pokphand Foods Public Co., Ltd. | 1,494 | 956 |
| - Quality Houses Public Co., Ltd. | 274 | 274 |
| - Loxley Public Co., Ltd. | 167 | 150 |
| - Dole Thailand Co., Ltd. | 109 | 140 |
| - Thai Airways International Public Co., Ltd. | 62 | 116 |
| - Yip In Tsoi & Jacks Ltd. | 37 | 47 |
| - Thai British Security Printing Public Co., Ltd. | 31 | 41 |
| - Samart Telcom Public Co., Ltd. | 30 | 30 |

(Million Baht)

| | Consolidated and The Bank | |
|---|---|---|
| | 31 March 2008 | 31 December 2007 |
| Contingencies | | |
| - Loxley Trading Co., Ltd. | 28 | 28 |
| - Serm Suk Public Co., Ltd. | 21 | 20 |
| - Bangkok Glass Industry Co., Ltd. | 19 | - |
| - Com - Link Co., Ltd. | 13 | 13 |
| - Internet Thailand Co., Ltd. | 5 | 12 |
| - Thanakorn Vegetable Oil Products Co., Ltd. | - | 19 |

4.4 Assets, liabilities and contingencies between the Bank and its directors and key executive officers or the Bank's employees who have authority and responsibility for planning, directing and controlling the activities of the Bank are summarized as follows:

(Million Baht)

| | Consolidated and The Bank | |
|---|---|---|
| | 31 March 2008 | 31 December 2007 |
| Loans | 28 | 32 |
| Deposits | 1,264 | 1,345 |

## 16 COMMITMENTS

**Capital Commitments**

(Million Baht)

| | Consolidated | |
|---|---|---|
| | 31 March 2008 | 31 December 2007 |
| Contracted but not provided for | 3,433 | 4,194 |
| Authorized but not contracted for | 18 | 89 |
| Total | 3,451 | 4,283 |

(Million Baht)

| | The Bank | |
|---|---|---|
| | 31 March 2008 | 31 December 2007 |
| Contracted but not provided for | 3,427 | 4,186 |
| Authorized but not contracted for | 18 | 89 |
| Total | 3,445 | 4,275 |

**Long-Term Lease Agreements**

1. Lease Agreements

The Bank and its subsidiary companies have entered into land/building lease agreements for branch offices and vehicle lease agreements. The Bank and its subsidiary companies were committed to pay future rentals, which are summarized as follows:

(Million Baht)

| | | Consolidated | The Bank |
|---|---|---|---|
| Type of Lease Agreement | Remaining Period | 31 March 2008 | 31 March 2008 |
| Land/building lease agreements | 1 April 2008 – 4 August 2031 | 661 | 619 |
| Vehicle lease agreements | 1 April 2008 – 3 April 2013 | 934 | 730 |
| Others | 1 April 2008 – 29 February 2012 | 37 | - |
| Total | | 1,632 | 1,349 |

(Million Baht)

| Type of Lease Agreement | Remaining Period | Consolidated 31 December 2007 | The Bank 31 December 2007 |
|---|---|---|---|
| Land/building lease agreements | 1 January 2008 – 4 August 2031 | 698 | 658 |
| Vehicle lease agreements | 1 January 2008 – 2 December 2012 | 569 | 533 |
| Others | 1 January 2008 – 29 February 2012 | 16 | - |
| Total | | 1,283 | 1,191 |

2. Service Agreement

On 12 November 2002 the Bank entered into an Information Technology Service Agreement with IBM Thailand Co., Ltd., under which the service will be provided until 31 December 2012 and for which as of 31 March 2008 and 31 December 2007, the Bank is committed to pay total service fees of Baht 2,236 million and Baht 2,622 million respectively.

## 17 EVENTS AFTER BALANCE SHEET DATE

On 3 April 2008, the General Meeting of Shareholders of the Bank approved to pay dividends from the operating results of 2007 at the rate of Baht 2.00 per share, totaling Baht 4,784 million, which was paid on 27 September 2007 at the rate of Baht 0.50 per share, totaling Baht 1,194 million, and the remaining dividends at the rate of Baht 1.50 per share, totaling Baht 3,590 million, which was paid on 28 April 2008.

## 18 THE FINANCIAL POSITIONS AND RESULTS OF OPERATIONS DIFFERENTIATED BY DOMESTIC AND FOREIGN BUSINESS

The financial positions and results of operations differentiated by domestic and foreign business can be summarized as follows:

1. Financial Position Classified by Types of Business

(Million Baht)

| | Consolidated | | | | |
|---|---|---|---|---|---|
| | 31 March 2008 | | | | |
| | Domestic Business | Foreign Business | Total | Eliminated Transactions | Total |
| Total assets | 1,090,641 | 17,226 | 1,107,867 | (8,344) | 1,099,523 |
| Interbank and money market items - net (assets) | 94,261 | 1,736 | 95,997 | - | 95,997 |
| Investments – net | 116,032 | 14,946 | 130,978 | - | 130,978 |
| Loans | 799,466 | 430 | 799,896 | - | 799,896 |
| Deposits | 875,603 | 10 | 875,613 | - | 875,613 |
| Interbank and money market items (liabilities) | 15,340 | 436 | 15,776 | - | 15,776 |
| Borrowings | 49,451 | 6,275 | 55,726 | - | 55,726 |
| Contingencies | 1,977,601 | 14,021 | 1,991,622 | (25,206) | 1,966,416 |

(Million Baht)

| | Consolidated | | | | |
|---|---|---|---|---|---|
| | 31 December 2007 | | | | |
| | Domestic Business | Foreign Business | Total | Eliminated Transactions | Total |
| Total assets | 985,316 | 31,540 | 1,016,856 | (22,338) | 994,518 |
| Interbank and money market items - net (assets) | 48,640 | 10,084 | 58,724 | - | 58,724 |
| Investments – net | 74,607 | 20,919 | 95,526 | - | 95,526 |
| Loans | 762,044 | 461 | 762,505 | - | 762,505 |
| Deposits | 783,811 | 11 | 783,822 | - | 783,822 |
| Interbank and money market items (liabilities) | 14,185 | - | 14,185 | - | 14,185 |
| Borrowings | 51,376 | 6,724 | 58,100 | - | 58,100 |
| Contingencies | 1,742,477 | 15,026 | 1,757,503 | (27,014) | 1,730,489 |

(Million Baht)

| | The Bank | | | | |
|---|---|---|---|---|---|
| | 31 March 2008 | | | | |
| | Domestic Business | Foreign Business | Total | Eliminated Transactions | Total |
| Total assets | 1,090,795 | 17,226 | 1,108,021 | (8,344) | 1,099,677 |
| Interbank and money market items-net (assets) | 94,303 | 1,736 | 96,039 | - | 96,039 |
| Investments – net | 125,045 | 14,946 | 139,991 | - | 139,991 |
| Loans | 796,724 | 430 | 797,154 | - | 797,154 |
| Deposits | 876,522 | 10 | 876,532 | - | 876,532 |
| Interbank and money market items (liabilities) | 15,519 | 436 | 15,955 | - | 15,955 |
| Borrowings | 49,363 | 6,275 | 55,638 | - | 55,638 |
| Contingencies | 1,977,435 | 14,021 | 1,991,456 | (25,206) | 1,966,250 |

(Million Baht)

| | The Bank | | | | |
|---|---|---|---|---|---|
| | 31 December 2007 | | | | |
| | Domestic Business | Foreign Business | Total | Eliminated Transactions | Total |
| Total assets | 984,947 | 31,540 | 1,016,487 | (22,338) | 994,149 |
| Interbank and money market items-net (assets) | 48,597 | 10,084 | 58,681 | - | 58,681 |
| Investments – net | 82,881 | 20,919 | 103,800 | - | 103,800 |
| Loans | 760,844 | 461 | 761,305 | - | 761,305 |
| Deposits | 784,397 | 11 | 784,408 | - | 784,408 |
| Interbank and money market items (liabilities) | 14,321 | - | 14,321 | - | 14,321 |
| Borrowings | 50,979 | 6,724 | 57,703 | - | 57,703 |
| Contingencies | 1,742,146 | 15,026 | 1,757,172 | (27,014) | 1,730,158 |

2. Results of Operations Classified by Types of Business

(Million Baht)

| | Consolidated | | | | |
|---|---|---|---|---|---|
| | For the Three-Month Period Ended 31 March 2008 | | | | |
| | Domestic Business | Foreign Business | Total | Eliminated Transactions | Total |
| Interest and dividend income | 13,823 | 292 | 14,115 | (197) | 13,918 |
| Interest expense | 3,566 | 330 | 3,896 | (197) | 3,699 |
| Net income (expense) from interest and dividend | 10,257 | (38) | 10,219 | - | 10,219 |
| Non-interest income | 5,961 | (132) | 5,829 | - | 5,829 |
| Non-interest expense | 9,583 | 37 | 9,620 | - | 9,620 |
| Income (loss) before income tax | 6,635 | (207) | 6,428 | - | 6,428 |

(Million Baht)

| | Consolidated | | | | |
|---|---|---|---|---|---|
| | For the Three-Month Period Ended 31 March 2007 | | | | |
| | Domestic Business | Foreign Business | Total | Eliminated Transactions | Total |
| Interest and dividend income | 13,965 | 367 | 14,332 | (221) | 14,111 |
| Interest expense | 5,133 | 376 | 5,509 | (221) | 5,288 |
| Net income (expense) from interest and dividend | 8,832 | (9) | 8,823 | - | 8,823 |
| Non-interest income | 4,213 | (8) | 4,205 | - | 4,205 |
| Non-interest expense | 7,469 | 32 | 7,501 | - | 7,501 |
| Income (loss) before income tax | 5,576 | (49) | 5,527 | - | 5,527 |

(Million Baht)

| | The Bank | | | | |
|---|---|---|---|---|---|
| | For the Three-Month Period Ended 31 March 2008 | | | | |
| | Domestic Business | Foreign Business | Total | Eliminated Transactions | Total |
| Interest and dividend income | 13,709 | 292 | 14,001 | (197) | 13,804 |
| Interest expense | 3,571 | 330 | 3,901 | (197) | 3,704 |
| Net income (expense) from interest and dividend | 10,138 | (38) | 10,100 | - | 10,100 |
| Non-interest income | 5,380 | (132) | 5,248 | - | 5,248 |
| Non-interest expense | 9,148 | 37 | 9,185 | - | 9,185 |
| Income (loss) before income tax | 6,370 | (207) | 6,163 | - | 6,163 |

(Million Baht)

| | The Bank | | | | |
|---|---|---|---|---|---|
| | For the Three-Month Period Ended 31 March 2007 | | | | |
| | Domestic Business | Foreign Business | Total | Eliminated Transactions | Total |
| Interest and dividend income | 14,024 | 367 | 14,391 | (221) | 14,170 |
| Interest expense | 5,154 | 376 | 5,530 | (221) | 5,309 |
| Net income (expense) from interest and dividend | 8,870 | (9) | 8,861 | - | 8,861 |
| Non-interest income | 3,821 | (8) | 3,813 | - | 3,813 |
| Non-interest expense | 7,170 | 32 | 7,202 | - | 7,202 |
| Income (loss) before income tax | 5,521 | (49) | 5,472 | - | 5,472 |

## 19 RECLASSIFICATION OF ACCOUNTS

Certain accounts in the financial statements for the three-month period ended 31 March 2007 and for the year ended 31 December 2007 have been reclassified to conform with the presentation in the financial statements for the three-month period ended 31 March 2008.

## 20 APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved for issue by the Audit Committee on 15 May 2008.